UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 30, 2024

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

QUARTERLY INFORMATION

as of June 30, 2024

TIM S.A.

QUARTERLY INFORMATION

June 30, 2024

Contents

Independent auditors’ report on quarterly information	1
Quarterly information
Balance sheets	3
Statements of income	5
Statements of comprehensive income	7
Statements of changes in shareholders' equity	9
Statements of cash flows	11
Statements of added value	13
Performance comment	14
Notes to the individual and consolidated quarterly information	35
Tax Council Opinion	124
Statement of the Executive Officers on the quarterly information	125
Statement of the Executive Officers on the Independent auditors' report	126

1

2

TIM S.A.
BALANCE SHEETS
June 30, 2024 and December 31, 2023
(In thousands of reais)

		Parent Company
	Note	June 2024	December 2023

Assets		54,034,661	55,260,156

Current assets		10,397,339	11,404,293
Cash and cash equivalents	4	2,111,151	3,077,931
Marketable securities	5	1,200,649	1,958,490
Trade accounts receivable	6	4,262,469	3,709,766
Inventories	7	415,896	331,783
Recoverable income tax and social contribution	8.a	274,386	494,382
Recoverable taxes, fees and contributions	9	938,082	943,767
Prepaid expenses	10	495,026	238,468
Derivative financial instruments	37	358,351	299,539
Leases	18	31,415	29,886
Other amounts recoverable	17	54,462	80,963
Other assets	13	255,452	239,318

Non-current assets		43,637,322	43,855,863
Long-term receivables		4,465,880	4,368,195
Marketable securities	5	15,186	12,949
Trade accounts receivable	6	168,222	199,007
Recoverable income tax and social contribution	8.a	210,561	218,897
Recoverable taxes, fees and contributions	9	928,204	874,539
Deferred income tax and social contribution	8.c	1,166,439	1,257,494
Judicial deposits	11	677,499	689,739
Prepaid expenses	10	221,674	138,937
Derivative financial instruments	37	526,542	507,873
Leases	18	208,519	206,455
Other financial assets	12	302,812	216,721
Other assets	13	40,222	45,584

Investment	14	1,405,225	1,450,812
Property, plant and equipment	15	22,571,739	22,411,815
Intangible assets	16	15,194,478	15,625,041

See the accompanying notes to the individual and consolidated quarterly information.

3

TIM S.A.
BALANCE SHEETS
June 30, 2024 and December 31, 2023
(In thousands of reais)

		Parent Company
	Note	June 2024	December 2023

Total liabilities and shareholders' equity		54,034,661	55,260,156

Total liabilities		28,558,969	29,244,216

Current liabilities		11,757,757	12,882,966
Suppliers	19	3,649,017	4,612,112
Loans and financing	21	378,997	1,267,237
Lease liabilities	18	1,855,016	1,808,740
Derivative financial instruments	37	189,831	239,714
Labor obligations		355,829	386,348
Income tax and social contribution payable	8.b	37,312	64,407
Taxes, fees and contributions payable	22	3,399,771	3,048,115
Dividends and interest on shareholders' equity payable	26	1,238,691	647,872
Authorizations payable	20	283,880	407,747
Deferred revenues	23	260,262	279,401
Other liabilities and provision	25	109,151	121,273

Non-current liabilities		16,801,212	16,361,250
Loans and financing	21	2,717,148	2,503,709
Lease liabilities	18	10,624,545	10,448,035
Taxes, fees and contributions payable	22	39,096	10,603
Provision for legal and administrative proceedings	24	1,477,461	1,410,299
Pension plan and other post-employment benefits	38	5,019	5,019
Authorizations payable	20	1,192,909	1,117,416
Deferred revenues	23	588,602	621,601
Other liabilities and provision	25	156,432	244,568
Shareholders' equity	26	25,475,692	26,015,940
Share capital		13,477,891	13,477,891
Capital reserves		398,424	384,311
Profit reserves		10,850,035	12,160,035
Equity valuation adjustments		(3,313)	(3,313)
Treasury shares		(47,988)	(2,984)
Profit for the period		800,643	-

See the accompanying notes to the individual and consolidated quarterly information.

4

TIM S.A.
STATEMENTS OF INCOME
Periods ended June 30, 2024 and 2023
(In thousands of reais, unless otherwise indicated)

		Parent Company
	Notes	2Q24	June 2024	2Q23	June 2023

Net revenue	28	6,302,540	12,398,069	5,863,260	11,512,527

Costs of services provided and goods sold	29	(2,915,225)	(5,868,106)	(2,932,540)	(5,987,277)
Gross income		3,387,315	6,529,963	2,930,720	5,525,250

Operating revenues (expenses):
Selling expenses	29	(1,496,056)	(2,961,776)	(1,372,827)	(2,741,414)
General and administrative expenses	29	(440,365)	(889,004)	(418,199)	(866,595)
Equity in earnings	14	(23,086)	(45,587)	(23,086)	111,708
Other revenues (expenses), net	30	(53,589)	(146,451)	(77,782)	(176,563)
		(2,013,096)	(4,042,818)	(1,891,894)	(3,672,864)

Income before financial revenues and expenses		1,374,219	2,487,145	1,038,826	1,852,386

Financial revenues (expenses):
Financial revenues	31	188,210	409,391	316,216	670,652
Financial expenses	32	(661,175)	(1,415,230)	(741,297)	(1,429,089)
Net foreign exchange variations	33	23,012	30,895	(722)	(3,567)
		(449,953)	(974,944)	(425,803)	(762,004)

Profit before income tax and social contribution		924,266	1,512,201	613,023	1,090,382

Income tax and social contribution	8.d	(143,046)	(211,558)	13,449	(51,474)

Net profit for the period		781,220	1,300,643	626,472	1,038,908

Earnings per share attributable to the Company’s shareholders (expressed in R$ per share)

Basic earnings per share	34	0.32	0.54	0.26	0.43

Diluted earnings per share	34	0.32	0.54	0.26	0.43

See the accompanying notes to the individual and consolidated quarterly information.

5

TIM S.A.
STATEMENTS OF INCOME
Periods ended June 30, 2023
(In thousands of reais, unless otherwise indicated)

		Consolidated
	Notes	2Q23	June 2023

Net revenue	28	5,863,260	11,503,415

Costs of services provided and goods sold	29	(2,932,540)	(5,744,233)
Gross income		2,930,720	5,759,182

Operating revenues (expenses):
Selling expenses	29	(1,372,827)	(2,852,794)
General and administrative expenses	29	(418,199)	(868,181)
Equity in earnings	14	(23,086)	(41,679)
Other revenues (expenses), net	30	(77,782)	(178,190)
		(1,891,894)	(3,940,844)

Operating profit		1,038,826	1,818,338

Financial revenues (expenses):
Financial revenues	31	316,216	691,401
Financial expenses	32	(741,297)	(1,337,014)
Net foreign exchange variations	33	(722)	(3,567)
		(425,803)	(649,180)

Profit before income tax and social contribution		613,023	1,169,158

Income tax and social contribution	8.d	13,449	(130,250)

Net profit for the period		626,472	1,038,908

Earnings per share attributable to the Company’s shareholders (expressed in R$ per share)

Basic earnings per share	34	0.26	0.43

Diluted earnings per share	34	0.26	0.43

See the accompanying notes to the individual and consolidated quarterly information.

6

TIM S.A.
STATEMENTS OF COMPREHENSIVE INCOME
Periods ended June 30, 2024 and 2023
(In thousands of reais)

	Parent Company
	2Q24	June 2024	2Q23	June 2023

Net profit for the period	781,220	1,300,643	626,472	1,038,908

Other components of the comprehensive income
Total comprehensive income for the period	781,220	1,300,643	626,472	1,038,908

See the accompanying notes to the individual and consolidated quarterly information.

7

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENTS OF COMPREHENSIVE INCOME
Period ended June 30, 2023
(In thousands of reais)

	Consolidated
	2Q23	June 2023

Net profit for the period	626,472	1,038,908

Other components of the comprehensive income
Total comprehensive income for the period	626,472	1,038,908

See the accompanying notes to the individual and consolidated quarterly information.

8

TIM S.A.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Period ended June 30, 2024
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Expansion reserve		Additional dividends/interest on shareholders’ equity proposed		Tax incentive reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total
Balances on January 1, 2024	13,477,891	384,311	1,380,427	7,107,369		1,310,000		2,362,239	(2,984)	(3,313)	-	26,015,940

Total comprehensive income for the period
Net profit for the period	-	-	-	-		-		-	-	-	1,300,643	1,300,643
Total contribution from shareholders and distribution to shareholders	-	-	-	-		-		-	-	-	-	-
Total comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	1,300,643	1,300,643
Total contribution from shareholders and distribution to shareholders
Long-term incentive plan (note 27)	-	14,113	-	-		-				-	-	14,113
Purchase of treasury shares, net of disposals	-	-	-	-		-			(45,004)	-	-	(45,004)
Allocation of net profit for the period:
Interest on Shareholders’ Equity (note 26)	-	-	-	-		-					(500,000)	(500,000)
Additional dividends/interest on shareholders’ equity distributed				(1,310,000)								(1,310,000)
Distribution of reserve for expansion (Note 26)	-	-	-	1,310,000		(1,310,000)				-	-	-
Total contribution from shareholders and distribution to shareholders	-	14,113	-	-		(1,310,000)		-	(45,004)	-	(500,000)	(1,840,891)
Balances at June 30, 2024	13,477,891	398,424	1,380,427	7,107,369		-		2,362,239	(47,988)	(3,313)	800,643	25,475,692

See the accompanying notes to the individual and consolidated quarterly information.

9

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Period ended June 30, 2023
(In thousands of reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Expansion reserve		Additional dividends/interest on shareholders’ equity proposed		Tax incentive reserve	Treasury shares	Equity valuation adjustments	Retained earnings	Total
Balances on January 01, 2023	13,477,891	408,602	1,250,448	7,540,020		600,000		2,124,411	(163)	(3,844)	-	25,397,365

Total comprehensive income for the period
Net profit for the period	-	-	-	-		-		-	-	-	1,038,908	1,038,908
Total comprehensive income for the period	-	-	-	-	-	-	-	-	-	-	1,038,908	1,038,908
Total contribution from shareholders and distribution to shareholders
Long-term incentive plan	-	10,811	-	-		-				-	-	10,811
Allocation of net profit for the period:
Interest on Shareholders’ Equity	-	-	-	-		-					(520,000)	(520,000)
Additional dividends/interest on shareholders’ equity distributed	-	-	-	(600,000)		-		-	-	-	-	(600,000)
Distribution of expansion reserve	-	-	-	600,000		(600,000)				-	-	-
Total contribution from shareholders and distribution to shareholders	-	10,811	-	-		(600,000)		-	-	-	(520,000)	(1,109,189)
Balances at June 30, 2023	13,477,891	419,413	1,250,448	7,540,020		-		2,124,411	(163)	(3,844)	518,908	25,327,084

See the accompanying notes to the individual and consolidated quarterly information.

10

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CASH FLOWS
Periods ended June 30, 2024 and 2023
(In thousands of reais)

		Parent Company		Consolidated
	Note	June 2024	June 2023 Restated	June 2023 Restated
Operating activities
Profit before income tax and social contribution		1,512,201	1,090,382	1,169,158
Adjustments to reconcile income to net cash generated by operating activities:			-	-
Depreciation and amortization	29	3,510,272	3,392,038	3,611,664
Equity in earnings	14	45,587	(111,708)	41,679
Residual value of written-off property, plant and equipment and intangible assets		3,448	2,813	79,887
Interest on asset retirement obligation		6,749	10,175	15,350
Provision for legal and administrative proceedings	24	139,180	172,935	172,931
Inflation adjustment on judicial deposits and legal and administrative proceedings		75,849	105,828	105,828
Interest, monetary and exchange rate variations on loans and other financial adjustments		403,913	75,151	2,127
Yield from marketable securities		(82,337)	(26,148)	(26,149)
Interest on lease liabilities	31	710,029	613,700	512,126
Lease interest	32	(14,072)	(13,860)	(13,860)
Provision for expected credit losses	29	338,102	286,767	305,793
Long-term incentive plans	27	14,113	10,811	10,811
		6,663,034	5,608,884	5,987,345
Decrease (increase) in operating assets
Trade accounts receivable		(791,033)	712,456	671,860
Recoverable taxes, fees and contributions		196,963	(100,770)	(106,200)
Inventories		(84,113)	(138,311)	(138,311)
Prepaid expenses		(339,295)	(195,497)	(211,325)
Judicial deposits		25,438	14,920	14,920
Other assets		16,575	(47,395)	(41,316)
Increase (decrease) in operating liabilities
Labor obligations		(30,519)	2,629	2,629
Suppliers		(993,214)	(1,339,636)	(1,722,734)
Taxes, fees and contributions payable		204,482	357,177	327,913
Authorizations payable		(103,439)	(104,422)	(104,422)
Payments for legal and administrative proceedings	24	(161,065)	(161,290)	(161,290)
Deferred revenues		(52,138)	3,263	(25,530)
Other liabilities		(169,535)	(174,393)	(208,821)
Cash generated by operations		4,382,141	4,437,615	4,284,718
Income tax and social contribution paid		(49,947)	(197,279)	(197,279)
Net cash generated by operating activities		4,332,194	4,240,336	4,087,439

11

TIM S.A. and TIM S.A. and SUBSIDIARY
STATEMENT OF CASH FLOWS
Periods ended June 30, 2024 and 2023
(In thousands of reais)

		Parent Company		Consolidated
	Note	June 2024	June 2023 Restated	June 2023 Restated
Investment activities
Redemptions of marketable securities		4,379,525	2,348,661	2,348,661
Investments on marketable securities		(3,541,583)	(404,000)	(404,000)
Capital contribution 5G Fund		(77,159)	-	-
Cash from the acquisition of Cozani (Note 1)		-	421,835	-
Additions to property, plant and equipment and intangible assets		(2,279,501)	(2,214,227)	(2,214,227)
Other		10,478	15,702	15,702
Net cash (invested in) generated by investment activities		(1,508,240)	167,971	(253,864)

Financing activities
Additions of loans and financing		386,925	-	-
Amortization of loans		(1,170,677)	(133,136)	(133,136)
Interest paid- Loans		(80,537)	(107,407)	(107,407)
Payment of lease liability		(825,874)	(800,060)	(916,254)
Interest paid on lease liabilities		(712,272)	(634,006)	(706,693)
Lease incentives received		65,457	-	-
Derivative financial instruments		(137,305)	18,966	18,966
Purchase of treasury shares, net of disposals		(45,004)	-	-
Dividends and interest on shareholders’ equity paid		(1,271,447)	(1,470,752)	(1,470,752)
Net cash used in financing activities		(3,790,734)	(3,126,395)	(3,315,276)

Increase (decrease) in cash and cash equivalents		(966,780)	1,281,912	518,299
Cash and cash equivalents at the beginning of the period		3,077,931	1,785,100	2,548,713
Cash and cash equivalents at the end of the period		2,111,151	3,067,012	3,067,012

See the accompanying notes to the individual and consolidated quarterly information.

12

TIM S.A.
STATEMENT OF VALUE ADDED
Periods ended June 30, 2024 and 2023
(In thousands of reais)
	Parent Company		Consolidated
	June 2024	June 2023	June 2023
Revenues
Gross operating revenue	17,817,307	16,200,727	16,239,128
Losses on doubtful accounts	(338,102)	(286,767)	(305,793)
Discounts granted, returns and others	(3,441,977)	(2,860,398)	(2,861,001)
	14,037,228	13,053,562	13,072,334
Inputs acquired from third parties
Cost of services rendered and goods sold	(2,116,975)	(2,370,604)	(1,907,189)
Materials, energy, outsourced services and other	(1,871,745)	(1,931,731)	(2,003,086)
	(3,988,720)	(4,302,335)	(3,910,275)
Retentions
Depreciation and amortization	(3,510,272)	(3,392,038)	(3,611,664)
Net added value produced	6,538,236	5,359,189	5,550,395
Value added received in transfer
Equity in earnings	(45,587)	111,708	(41,679)
Financial revenues	571,334	854,229	874,978
	525,747	965,937	833,299
Total added value payable	7,063,983	6,325,126	6,383,694

Distribution of added value
Personnel and charges
Direct remuneration	402,443	372,933	372,933
Benefits	132,120	117,235	117,235
F.G.T.S	39,420	37,571	37,571
Other	27,913	24,929	24,929
	601,896	552,668	552,668
Taxes, fees and contributions
Federal	1,430,775	1,137,858	1,283,426
State	1,485,771	1,312,541	1,317,241
Municipal	52,447	50,271	49,950
	2,968,993	2,500,670	2,650,617
Third-party capital remuneration
Interest	1,542,359	1,614,053	1,521,979
Rents	644,946	612,821	613,516
	2,187,305	2,226,874	2,135,495
Other
Social investment	5,146	6,006	6,006
	5,146	6,006	6,006
Shareholders’ Equity Remuneration
Dividends and interest on shareholders’ equity	500,000	520,000	520,000
Retained earnings	800,643	518,908	518,908
	1,300,643	1,038,908	1,038,908

See the accompanying notes to the individual and consolidated quarterly information.

13

2024 SECOND QUARTER RESULTS

MESSAGE FROM MANAGEMENT

The second quarter of the year is marked by the delivery of consistent results and progress in several operational initiatives, which bring the Company closer to achieve the ambitions set out in our Plan.

On the financial side, we once again delivered solid results, with growth in the main revenue lines, in addition to advances in EBITDA, net income and operating cash flow lines.

On the operational front, we reached the halfway point of the year with the certainty that we are prepared and on the right track to deliver even more value to our customers, with our strategic motto – the 3B's – "Best Offer, Best Network, Best Service" motivating us.

2024 SECOND QUARTER HIGHLIGHTS

FINANCIAL

SOLID RESULTS IN 2Q24: HALF OF THE WAY TOWARDS PLAN

- **Solid revenue expansion with high single-digit growth**, driven by mobile. Total Revenue growing 7.5% and Services +7.2% YoY in 2Q24;
- Contribution from main revenue lines: MSR growing 7.3% YoY and TIM UltraFibra Revenue advancing 8.0% YoY in 2Q24;
- **Another record in Mobile ARPU**: Total ARPU reaching R$31.2 (+6.8% YoY) in 2Q24, with Postpaid ex-M2M reaching R$53.4 (+3.1% YoY);
- **EBITDA growing at a faster pace than Revenue (+8.2% YoY)**, sustaining a 0.3 p.p. YoY expansion in Margin, which reached 50% in 2Q24;
- **Operating Cash Flow in strong expansion:** EBITDA-AL* - Capex growing 23.8% YoY;
- **Overall business evolution being channeled to the bottom line:** Normalized Net Income of R$781 million in 2Q24 (+22.5% YoY).

OTHER HIGHLIGHTS

EVOLVING ON DIFFERENT FRONTS

- **5G is now available in 353 cities**. TIM is the operator that has gained the most market share in 5G in the last 12 months;
- **Increasing the level of growth of the Postpaid ex-M2M base** with migrations and reduction of churn: +458k lines added;
- **Initiatives to gain productivity and improve quality** with digitalization, innovation and AI;
- Always committed to social change: TIM wins 3 more awards, in equity, accessibility and combating racism.

+7.4% YoY advance of Normalized Net Revenue in 6M24

+9.4% YoY evolution of Normalized EBITDA in 6M24

48.7% Normalized EBITDA Margin in 6M24

+34.3% YoY growth of EBITDA-AL* - Capex in 6M24

19.2% EBITDA-AL* - Capex over Normalized Net Revenue in 6M24

18.4% Capex over Normalized Net Revenue in 6M24

+21.0% YoY increase in Normalized Net Income in 6M24

R$ 500 mln of IoC announced in 6M24

RESULTS CONFERENCE

July 31st, 2024, at:

10:00 a.m. (BRT) / 9:00 a.m. (US EST)

Livestream (Zoom): Click here

* EBITDA-AL is normalized according to items described in the "From EBITDA to Net Income" section and excludes the impact of the fines related to the decommissioning of sites. For more details, access Exhibit 5 – EBITDA After Lease.

14

15

2024 Second Quarter Results

EVENTS OF THE QUARTER AND SUBSEQUENT EVENTS

PAYMENT OF INTEREST ON CAPITAL AND DIVIDENDS

On June 14, 2024, the Board of Directors of TIM S.A. approved the distribution of R$300 million as Interest on Capital. For additional information, please access TIM S.A.'s Investor Relations website.

FINANCIAL PERFORMANCE

OPERATING REVENUE

REVENUE PERFORMANCE CONTINUES ITS SOLID TRAJECTORY AS A RESULT OF THE STRATEGY OF BUILDING A BETTER VALUE PROPOSTION FOR CUSTOMERS

DESCRIPTION	2Q24	2Q23	% YoY	1Q24	% QoQ	6M24	6M23	% YoY
R$ million								
Reported Net Revenue	6,303	5,863	7.5%	6,096	3.4%	12,398	11,503	7.8%
Normalized* Net Revenue	6,303	5,863	7.5%	6,096	3.4%	12,398	11,544	7.4%
Services Revenue	6,103	5,695	7.2%	5,909	3.3%	12,013	11,203	7.2%
Mobile Service	5,766	5,372	7.3%	5,577	3.4%	11,343	10,565	7.4%
Client Generated	5,389	4,978	8.3%	5,191	3.8%	10,580	9,799	8.0%
Interconnection	87	108	-19.6%	94	-7.9%	181	219	-17.1%
Customer Platform	30	36	-16.3%	31	-2.4%	62	68	-9.3%
Others	260	250	3.9%	260	-0.1%	520	479	8.6%
Fixed Service	337	323	4.5%	332	1.5%	670	638	5.0%
of which TIM UltraFibra	234	217	8.0%	229	2.5%	463	426	8.5%
Product Revenue	199	168	18.5%	186	7.0%	385	342	12.8%

* Net Revenue normalized by the temporary effect from the inefficiency of PIS/COFINS arising from a contract signed between TIM S.A and Cozani (+R$41.0 million in 1Q23). The merger of Cozani into TIM S.A. became effective on April 01, 2023.

In 2Q24, Normalized Net Revenue grew by 7.5%, totaling R$6,303 million. This result was possible due to the contribution from all main fronts: (i) Mobile Service Revenue grew by 7.3% YoY, leveraged by Postpaid services; (ii) Product Revenue increased by 18.5% YoY, due to stronger devices and accessories sales volumes; and (iii) Broadband Service Revenue from TIM UltraFibra, which grew by 8.0% YoY. **Revenue dynamics remained similar during 6M24, with Normalized Net Revenue growing by 7.4% YoY, and Service Revenue (Mobile + Fixed) expanding by 7.2% YoY.**

16

2024 SECOND QUARTER RESULTS

Evolution in the main business lines
Normalized Net Revenue
(R$ mln; % YoY)
7.5%
Client Generated
8.3%
5,863
346
65
-6
-11
15
31
6,303
Mobile 7.3%
4.5%
18.5%
2Q23
TIM client
Non-TIM client
Customer Platform
ITX and Others
Fixed
Products
2Q24

Breakdown of the Mobile Segment (net of taxes and deductions):

Normalized Mobile Service Revenue ("MSR") totaled R$5,766 million in 2Q24, corresponding to a 7.3% YoY growth, and mainly reflects the positive organic performance in the Postpaid segment, which was sustained by the Company's efforts to deliver more compelling value propositions to its customers through 3 pillars: "Best Service, Best Network and Best Offer". **Normalized Mobile ARPU (average monthly revenue per user) reached R$31.2**, representing an increase of 6.8% YoY, once again demonstrating an evolution of the indicator in line with the Company's strategy to increase the monetization of its customer base. **In 6M24, Normalized MSR grew by 7.4% YoY.**

In 2Q24, Client Generated Revenue (RSM excluding interconnection, customer platform and other revenues) **reached R$5,389 million, up by 8.3% YoY.** This performance was due to a 7.2% increase in revenue generated by TIM Clients (Postpaid and Prepaid) and a 38.7% increase in revenue from non-TIM Clients (domestic and international roaming, MVNO and others). **In 6M24, Client Generated Revenue grew by 8.0% YoY.**

In 2Q24, Interconnection Revenue (ITX) dropped by 19.6% YoY, reflecting the impact of the reduction in the VU-M (Mobile Termination Rate) rate and due to lower incoming traffic in the annual comparison. In 6M24, this line fell by 17.1% YoY.

Customer Platform Revenue totaled R$30 million in 2Q24, compared to R$36 million in 2Q23, falling by 16.3% YoY, due to an already expected slower performance in this line, as a consequence of: (i) Financial Services performance; and (ii) a revision of the operating model in other segments aimed at achieving additional recurring revenue (from activation fee model to revenue share). In this context

17

2024 SECOND QUARTER RESULTS

of adjustments, we highlight the initiatives for Mobile Advertising and Data Monetization, which grew by solid double digits. In 6M24, this line fell by 9.3% due to the same reasons.

The Other Normalized Revenues[1] line increased by 3.9% YoY in 2Q24, mainly due to higher revenues linked to network infrastructure sharing contracts. Year-to-date, this line increased by 8.6% YoY.

Below is the performance breakdown of each mobile customer profile:

(i) **Postpaid Revenue recorded a strong increase, in 2Q24, of 10.1% YoY.** Excluding the effect from interconnection revenue (incoming traffic), **this line would have increased by 10.6% YoY in 2Q24. Postpaid ARPU reached R$43.9 in 2Q24, up by 1.8% YoY, while Postpaid ARPU ex-M2M reached R$53.4 (+3.1% YoY).** The performance is explained by (i) the tariff adjustment on Postpaid offers, partially impacting the Control customers as of April and remaining customers as of May; (ii) the Company's focus on the customer migration efforts to more attractive and higher value plans; and (iii) improvement in customer base management, which reduced churn rates to 1.0% per month, of which 0.7% in Postpaid ex-M2M – one of the lowest in the Company's history. **In 6M24, Postpaid Revenue increased by 8.8% YoY.**

(ii) **Prepaid Revenue declined by 1.5% YoY in 2Q24,** with **Prepaid ARPU reaching R$14.9 (+4.0% YoY).** Excluding interconnection revenue, **Prepaid Revenue would have been practically flat in 2Q24 (-0.5% YoY).** In addition to the lower incoming traffic, this performance continues to be affected by the increase in migration from Prepaid to Postpaid customers (+14.5% YoY) and by macroeconomic factors, which have impacted the recharge dynamics in certain customer groups. **In 6M24, Prepaid Revenue fell by 0.6% YoY.**

Breakdown of the Fixed Segment (net of taxes and deductions):

In 2Q24, Fixed Service Revenue totaled R$337 million, up by 4.5% YoY. In 6M24, Fixed Service Revenue grew by 5.0% YoY.

[1] The Other Revenues line had a non-recurring impact of R$41.0 million in 1Q23, referring to the temporary effect of the inefficiency of PIS/COFINS, arising from a contract signed between TIM S.A and Cozani, which was extinguished with the merger Cozani.

18

19

2024 SECOND QUARTER RESULTS

Details of Product Revenue (net of taxes and deductions):

Product Revenue expanded 18.5% in 2Q24 and 12.8% YoY in 6M24, respectively. This performance is explained by: (i) increase in devices sales, driven by Mother's Days and by the migrations to higher value plans; and (ii) sale of accessories and equipment related to "B2B IOT", reinforcing the Company's portfolio diversification strategy.

OPERATING COSTS AND EXPENSES

EFFICIENT MANAGEMENT OF COSTS AND EXPENSES THAT CONTINUE TO GROW LESS THAN REVENUE

DESCRIPTION	2Q24	2Q23	% YoY	1Q24	% QoQ	6M24	6M23	% YoY
R$ million								
Reported Operating Expenses	**(3,150)**	**(2,967)**	**6.2%**	**(3,205)**	**-1.7%**	**(6,355)**	**(6,032)**	**5.4%**
Normalized* Operating Expenses	**(3,150)**	**(2,949)**	**6.8%**	**(3,205)**	**-1.7%**	**(6,355)**	**(6,019)**	**5.6%**
Personnel	(366)	(337)	8.6%	(364)	0.5%	(730)	(672)	8.7%
Selling and Marketing	(1,002)	(933)	7.4%	(980)	2.2%	(1,982)	(1,967)	0.8%
Network & Interconnection	(1,079)	(1,016)	6.2%	(1,135)	-4.9%	(2,214)	(1,983)	11.7%
General & Administrative	(209)	(201)	3.9%	(220)	-5.2%	(429)	(446)	-3.8%
Cost Of Goods Sold (COGS)	(268)	(238)	12.3%	(248)	8.0%	(515)	(468)	10.0%
Bad Debt	(172)	(146)	18.1%	(166)	4.0%	(338)	(306)	10.6%
Other operational revenues (expenses)	(54)	(78)	-31.1%	(93)	-42.3%	(146)	(177)	-17.4%
Normalized* Operating Expenses Ex-COGS	**(2,882)**	**(2,711)**	**6.3%**	**(2,958)**	**-2.6%**	**(5,840)**	**(5,550)**	**5.2%**

* Operating Costs normalized by: expenses with consulting within the scope of the acquisition project of Oi Móvel and customer migration (+R$16.3 million in 2Q23 and +R$12.5 million in 1Q23), PIS/COFINS credits generated in the intercompany contract with Cozani (-R$17.7 million in 1Q23), expenses with FUST/FUNTEL related to the intercompany contract with Cozani (+R$886 thousand in 1Q23) and expenses with specialized legal and administrative services (+R$1.1 million in 2Q23).

Normalized Operating Costs and Expenses totaled R$3,150 million in 2Q24, up by 6.8% YoY, partially impacted by a more challenging comparative basis, since in 2Q23 we recorded a Fistel credit in the Selling and Marketing line, in the amount of R$47 million, excluding this effect, Normalized OPEX would have increased by 5.1% YoY. In 6M24, Normalized Operating Costs and Expenses grew by 5.6% YoY.

Reported Operating Costs and Expenses also reached R$3,150 million in 2Q24, up by 6.2% YoY, justified by the non-recurring effects recorded in 2Q23 as indicated in the table above.

Breakdown of Normalized Costs and Expenses Performance:

Personnel Costs grew by 8.6% YoY in 2Q24, impacted by salary adjustments, improved benefits, and higher costs related to employees' profit sharing in the Company's results. In 6M24, this line increased by 8.7% for the same reasons indicated above.

20

2024 SECOND QUARTER RESULTS

The Selling and Marketing line increased by 7.4% YoY in 2Q24, reversing the downward trend of recent quarters, because in 2Q23 this line was benefited with the recognition of Fistel credits, in the amount of R$47 million **(disregarding the effect of last year's gain, the line would have an increase of 2.2%)**. In addition to this effect, we also recorded higher advertising expenses due to the launch of our new network advertising campaign. In 6M23, this cost line remained practically flat, growing by 0.8% YoY.

The Normalized Network and Interconnection group[2] increased by 6.2% YoY in 2Q24, due to: (i) higher expenses for international roaming services, still reflecting the increase in traffic volume after the strategy to reformulate the Postpaid portfolio as of 3Q23; (ii) increased spending on content providers; and (iii) higher costs related to infrastructure sharing contracts. In 6M24, this line grew by 11.7% YoY for the same reasons indicated above.

Normalized General and Administrative Expenses (G&A)[3] reached R$209 million in 2Q24, increasing 3.9% YoY, impacted by higher IT expenses related to the data cloud storage project, partially offset by lower expenses with strategic consulting services. Year-to-date, this line fell by 3.8%, mainly due to lower expenses related to professional services and consulting.

The Cost of Goods Sold (COGS) line grew by 12.3% YoY in 2Q24, in line with the growth in devices and accessories sales affecting product revenue. In 6M24, COGS increased by 10.0% due to the same reasons.

The Bad Debt line grew by 18.1% YoY in 2Q24. Having as main driver the growth in the post-paid revenue base. Despite this increase, the Bad Debt over Gross Revenue ratio remains at a healthy level, corresponding to 1.9% (vs. 1.8% in 2Q23). In 6M24, this expense line increased by 10.6% YoY.

Other Normalized Operating (Income) Expenses[4] fell by 31.1% YoY in 2Q24, mainly due to lower provisions for civil and tax contingencies, on the negative side this line was affected by higher spending on taxes lawsuits. In 6M24, this cost line fell by 17.4% YoY.

[2] The Network and Interconnection line had a non-recurring impact of R$16.3 million in 2Q23 and R$12.5 million in 1Q23, referring to consulting expenses within the scope of the migration project for customers arriving from Oi, and -R$17.7 million in 1Q23, referring to PIS/COFINS credits generated in the intercompany contract with Cozani.

[3] The G&A expenses line was impacted by non-recurring items, in the amount of R$1.1 million in 2Q23, referring to expenses with specialized legal and administrative services within the scope of the acquisition of Oi's assets.

[4] The Other Operating Expenses (Revenues) line had a non-recurring impact of R$886 thousand in 1Q23, referring to expenses with FUST/FUNTEL.

21

2024 SECOND QUARTER RESULTS

FROM EBITDA TO NET INCOME

EBITDA AND EBITDA-AL RECORDED YET ANOTHER QUARTER WITH ROBUST GROWTH. LEADING NET INCOME TO MAINTAIN A STRONG PACE THROUGHOUT THE FIRST HALF

DESCRIPTION	2Q24	2Q23	% YoY	1Q24	% QoQ	6M24	6M23	% YoY
Normalized (R$ million)								
Normalized* EBITDA	3,153	2,914	8.2%	2,890	9.1%	6,043	5,526	9.4%
Normalized* EBITDA Margin	50.0%	49.7%	0.3p.p.	47.4%	2.6p.p.	48.7%	47.9%	0.9p.p.
Depreciation & Amortization	(1,756)	(1,835)	-4.3%	(1,755)	0.04%	(3,510)	(3,612)	-2.8%
Depreciation	(1,274)	(1,364)	-6.6%	(1,276)	-0.2%	(2,549)	(2,657)	-4.1%
Amortization	(482)	(471)	2.3%	(479)	0.6%	(961)	(955)	0.7%
Equity in Earnings	(23)	(23)	-	(23)	2.6%	(46)	(42)	9.4%
Normalized* EBIT	1,374	1,056	30.1%	1,113	23.5%	2,487	1,872	32.8%
Normalized* EBIT Margin	21.8%	18.0%	3.8p.p.	18.3%	3.5p.p.	20.1%	16.2%	3.8p.p.
Net Financial Results	(450)	(426)	5.7%	(525)	-14.3%	(975)	(649)	50.2%
Financial Expenses	(661)	(741)	-10.8%	(754)	-12.3%	(1,415)	(1,337)	5.9%
Normalized* Financial Income	188	316	-40.5%	221	-14.9%	409	691	-40.8%
Net Exchange Variation	23	(1)	n.a.	8	191.9%	31	(4)	n.a.
Normalized* EBT	924	630	46.6%	588	57.2%	1,512	1,223	23.6%
Normalized* Income Tax and Social Contribution	(143)	8	n.a.	(69)	108.8%	(212)	(149)	42.4%
Normalized* Net Income	781	638	22.5%	519	50.4%	1,301	1,075	21.0%
Total Normalized Items	-	(11)	n.a.	-	n.a.	-	(36)	n.a.
Reported (R$ million)								
Reported EBITDA	3,153	2,896	8.8%	2,890	9.1%	6,043	5,472	10.4%
Reported EBITDA Margin	50.0%	49.4%	0.6p.p.	47.4%	2.6p.p.	48.7%	47.6%	1.2p.p.
Reported EBIT	1,374	1,039	32.3%	1,113	23.5%	2,487	1,818	36.8%
EBIT Margin	21.8%	17.7%	4.1p.p.	18.3%	3.5p.p.	20.1%	15.8%	4.3p.p.
Net Financial Results	(450)	(426)	5.7%	(525)	-14.3%	(975)	(649)	50.2%
Income Before Taxes	924	613	50.8%	588	57.2%	1,512	1,169	29.3%
Income Tax and Social Contribution	(143)	13	n.a.	(69)	108.8%	(212)	(130)	62.4%
Reported Net Income	781	626	24.7%	519	50.4%	1,301	1,039	25.2%

* Normalized EBITDA according to the items described in the Revenue section (+R$41.0 million in 1Q23) and Costs (-R$17.4 million in 2Q23 and -R$4.4 million in 1Q23). Normalized Net Income according to the items described in the Revenue and Costs sections, as described previously, and by non-recurring items in Income Tax and Social Contribution: tax credits related to the intercompany contract with Cozani (-R$8.2 million in 1Q23) and other tax effects (-R$5.9 million in 2Q23, -R$4.2 million in 1Q23).

EBITDA[5] (Earnings Before Interest, Taxes, Depreciation and Amortization)

Normalized EBITDA totaled R$3,153 million in 2Q24, up by 8.2% YoY, resulting from solid revenue performance and controlled costs. This led the **Normalized EBITDA Margin to reach a level of 50.0%,** maintaining its quarterly growth and expanding by 0.3 p.p. YoY. **In 6M24, Normalized EBITDA grew by 9.4% YoY, reaching a Margin of 48.7% (+0.9 p.p. YoY).**

[5] EBITDA is normalized according to the items described in the "Revenue" and "Costs" sections.

22

2024 SECOND QUARTER RESULTS

Normalized EBITDA Margin reaches 50.0% in 2Q24
Normalized EBITDA and Margin
(R$ mln; %YoY)
8.2%
2,914
3,153
2Q23
2Q24
49.7%
50.0%
EBITDA Margin

Considering the effects from leases on EBITDA, the **Normalized EBITDA-AL ("After Lease")**[6] (excluding impacts from fines related to the site decommissioning process[7]) **grew by 13.6% YoY in 2Q24,** totaling R$2,461 million, with a **margin of 39.0%**, expanding by 2.1 p.p. due to a strong operational performance and more active management of leased assets. **In 6M24, Normalized EBITDA-AL grew by 16.9% YoY, totaling R$4,658 million.**

Normalized EBITDA-AL
(R$ mln)
2,166
239
56
2,461
-32
2,428
2Q23
Δ Normalized EBITDA
Δ Leases
2Q24
Decommissioning Fines
2Q24 After Fines
EBITDA-AL expanded double-digits again, capturing the benefits of operational improvements and lease management

[6] EBITDA-AL is normalized according to items described in the "From EBITDA to Net Income" section and excludes the impact of the fines related to the decommissioning process of the sites. For additional details, access Exhibit 5 – EBITDA *After Lease*.
[7] Site decommissioning is the process of deactivation of towers and transmission structures through renegotiation and/or cancellation of lease contracts with tower companies. After the acquisition of Oi Mobile, the Company is working to disconnect approximately 60% of the sites that overlap or are close to sites where TIM was already present.

23

2024 SECOND QUARTER RESULTS

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

DESCRIPTION	2Q24	2Q23	% YoY	1Q24	% QoQ	6M24	6M23	% YoY
R$ million								
Depreciation	(1,274)	(1,364)	-6.6%	(1,276)	-0.2%	(2,549)	(2,657)	-4.1%
of which Depreciation of Leases	(448)	(598)	-25.1%	(471)	-5.0%	(919)	(1,226)	-25.0%
Amortization	(482)	(471)	2.3%	(479)	0.6%	(961)	(955)	0.7%
Total D&A	**(1,756)**	**(1,835)**	**-4.3%**	**(1,755)**	**0.0%**	**(3,510)**	**(3,612)**	**-2.8%**

The D&A line fell by 4.3% YoY in 2Q24, mainly driven by the decommissioning process, which led to a reduction in the depreciation of the right to use related to IFRS 16 leases, partially offset by the higher depreciation of transmission equipment and the higher amortization of frequencies' authorization. In 6M24, this line fell by 2.8% YoY, for the same reasons.

Normalized EBIT increased by 30.1% YoY in 2Q24, with a margin of 21.8%, reflecting the strong EBITDA growth. In 6M24, Normalized EBIT increased by 32.8% YoY, with a margin of 20.1%.

NET FINANCIAL RESULT

DESCRIPTION	2Q24	2Q23	% YoY	1Q24	% QoQ	6M24	6M23	% YoY
R$ million								
Cash Items	**(426)**	**(517)**	**-17.5%**	**(506)**	**-15.9%**	**(933)**	**(1,074)**	**-13.2%**
Financial Debt Interest (Net of Derivatives)	(75)	(161)	-53.2%	(82)	-8.7%	(158)	(304)	-48.1%
Interest related to Cash & Cash Equivalents	80	103	-22.0%	106	-24.6%	186	226	-17.6%
Net Leases Interest	(354)	(334)	5.9%	(342)	3.6%	(696)	(685)	1.5%
Auction Spectrum Monetary Adjustment & Interest	(29)	(10)	180.6%	(26)	8.3%	(55)	(36)	54.9%
Others	(48)	(114)	-57.7%	(162)	-70.2%	(210)	(275)	-23.6%
Non-Cash Items	**(24)**	**91**	**n.a.**	**(19)**	**28.1%**	**(42)**	**425**	**n.a.**
Interest Capitalized from Licenses	-	25	n.a.	-	n.a.	-	98	n.a.
Mark-to-market from Derivative	(43)	66	n.a.	(19)	133.4%	(62)	120	n.a.
C6 Mark-to-market	20	-	n.a.	-	n.a.	20	20	-
Others	-	-	n.a.	-	n.a.	-	187	n.a.
Net Financial Result	**(450)**	**(426)**	**5.7%**	**(525)**	**-14.3%**	**(975)**	**(649)**	**50.2%**

The Net Financial Result was negative by R$450 million in the quarter, worsening by R$24 million compared to 2Q23, mainly due to: (i) non-cash items in market-to-market of derivatives, which was negative in the quarter; and (ii) conclusion of interest capitalization for the 3.5GHz license, also a non-cash item. In addition to these effects, this line was positively impacted by lower interest payments on financial debts arising from a lower debt level. In 6M24, this line worsened by 50.2% YoY, mainly impacted by non-cash items: market-to-market of derivatives, capitalization of license interest and renegotiation of lease contracts, impacting the "others" line.

24

2024 SECOND QUARTER RESULTS

INCOME TAX AND SOCIAL CONTRIBUTION

Income Tax and Social Contribution (IR/CSLL), in the Normalized[8] view, totaled -R$143 million in 2Q24, compared to R$8 million in 2Q23, corresponding to an **effective rate of -15.5%** against +1.2% in 2Q23. This variation is largely related to a higher distribution of Interest on Equity declared in 2Q23 (two tranches totaling R$520 million), compared to R$300 million in a single tranche during 2Q24. Year-to-date, the Income Tax and Social Contribution line totaled -R$212 million, with an effective rate of -14.0%.

NET INCOME

Normalized Net Income[9] totaled R$781 million in 2Q24, increasing by 22.5% YoY and maintaining the accelerated growth and achieving the highest net profit ever recorded in a second quarter. As a result, Normalized Earnings per Share (EPS) for the quarter reached R$0.32 vs. R$0.26 in 2Q23. **In 6M24, Normalized Net Income expanded by 21.0% YoY, totaling an EPS of R$ 0.54.**

INVESTMENTS, CASH FLOW AND DEBT

ALLOCATING CAPITAL WELL AND GENERATING MORE CASH

CAPEX

DESCRIPTION	2Q24	2Q23	% YoY	1Q24	% QoQ	6M24	6M23	% YoY
R$ million								
Network	636	646	-1.5%	984	-35.3%	1,620	1,532	5.8%
IT & Others	289	280	3.2%	371	-22.1%	659	683	-3.4%
Capex	925	926	-0.1%	1,355	-31.7%	2,279	2,214	2.9%
Capex/Net Revenue	14.7%	15.8%	-1.1p.p.	22.2%	-7.5p.p.	18.4%	19.2%	-0.8p.p.

Capex amounted to R$925 million in 2Q24, almost flat by -0.1% YoY. The Total Capex over Normalized Net Revenue ratio reached 14.7% in 2Q24, compared to 15.8% in 2Q23, down by 1.1 p.p. in the period, due to the growth in Net Revenue. The Company continues to invest in network infrastructure as 5G begins to consolidate in new regions. This quarter, we took 5G coverage to 87 new cities, reaching a total of 353 cities covered at the end of June. In 6M24, Capex increased by 2.9% YoY. It is worth highlighting that the Company's guidance for 2024 remains unchanged, with guidance already disclosed between R$4.4 and R$4.6 billion Reais.

[8] The Income Tax and Social Contribution line had a non-recurring impact of -R$ 8.2 million in 1Q23, related to tax credits with the Cozani intercompany contract, and of -R$5.9 million in 2Q23 and -R$4.2 million in 1Q23, related to other tax effects.

[9] Net Income is normalized according to items in the "From EBITDA to Net Income" section.

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2024 SECOND QUARTER RESULTS

CASH FLOW

Normalized EBITDA (-) Capex totaled R$2,228 million in 2Q24, up by 12.1% YoY. When returning the effects from leases, **Normalized EBITDA-AL[10] (-) Capex totaled R$1,536 million, increasing by 23.8% YoY in the quarter.** Both results were achieved due to a solid EBITDA growth, complemented by a significant reduction in lease levels. The **Normalized EBITDA-AL (-) Capex over Normalized Net Revenue ratio reached 24.4%** in the period. **In 6M24, Normalized EBITDA-AL (-) Capex grew by 34.3% YoY, corresponding to 19.2% of the Normalized Net Revenue in the period.**

Cash Generation increases double-digit in 2Q24
Normalized EBITDA-AL minus Capex
(R$ mln; %YoY)
23.8%
1,240
1,536
2Q23
2Q24
21.2%
24.4%
over Net Revenue

DESCRIPTION	2Q24	2Q23	% YoY	1Q24	% QoQ	6M24	6M23	% YoY
R$ million								
Reported EBITDA	3,153	2,896	8.8%	2,890	9.1%	6,043	5,472	10.4%
Capex	(925)	(926)	-0.1%	(1,355)	-31.7%	(2,280)	(2,214)	2.9%
Reported EBITDA - Capex	**2,228**	**1,971**	**13.0%**	**1,536**	**45.1%**	**3,764**	**3,257**	**15.5%**
Δ Working Capital and Income Tax	(541)	(625)	-13.4%	(1,237)	-56.2%	(1,778)	(1,315)	35.2%
of which Spectrum Auction Payment	(128)	(134)	-4.3%	-	n.a.	(128)	(134)	-4.3%
Leases Payment*	(739)	(817)	-9.6%	(734)	0.7%	(1,473)	(1,623)	-9.3%
of which Penalties	32	57	-43.1%	27	21.9%	59	57	3.7%
Operating Free Cash Flow	**948**	**529**	**79.2%**	**(435)**	**n.a.**	**513**	**319**	**60.8%**

* The Company recognized incentives on lease payments received in line with the agreed contractual conditions, reducing the amount disbursed in the period (+R$31.6 million in 2Q24 and +R$33.9 million in 1Q24).

Operating Free Cash Flow ("OpFCF") totaled R$948 million in 2Q24, improving by R$419 million in comparison to 2Q23. As resultof (i) the improvement in Reported EBITDA (-) Capex, which increased by 13.0% YoY; (ii) a less negative variation in Working Capital, as already expected by the Company, with highlights for the reduction in the inventory line and the improvement in the line of taxes and fees payable; and (iii) a reduction in lease payments, given that the decommissioning project was entirely concluded. In 6M24, OpFCF grew by 60.7% YoY, due to the improvement in operating performance and reduction in lease payments.

[10] EBITDA-AL is normalized according to items described in the "From EBITDA to Net Income" section and excludes the impact of the fines related to the decommissioning process of the sites. For additional details, access Exhibit 5 – EBITDA *After Lease*.

26

2024 SECOND QUARTER RESULTS

It is worth highlighting that the full payment of the TFF (Operating Inspection Fee), which makes up the Fistel rate, has been suspended since 2020. The total amount registered, until June 30, 2024, was R$3.0 billion, of which R$2.4 billion was principal and R$590 million in late payment interest.

DEBT AND CASH

Debt Profile

ISSUANCES	CURRENCY	INTEREST RATE	MATURITY	SHORT-TERM	LONG-TERM	TOTAL
R$ million						
KFW Finnvera	USD	SOFR + 1.17826%	12/24 to 12/25	80	15	95
Debentures	BRL	IPCA + 4.1682% p.a.	06/28	(2)	1,917	1,916
BNDES Finame	BRL	IPCA + 4.2283% p.a.	11/31	35	359	393
BNDES Finem	BRL	TJLP + 1.95% p.a.	08/25	113	19	132
BNB	BRL	IPCA + 1.2228% a 1.4945% p.a.	02/28	153	408	561
Total Financial Debt				**379**	**2,718**	**3,097**
License (5G)	BRL	Selic	12/40	62	940	1,002
Total Debt Before Lease				**441**	**3,658**	**4,099**
Total Lease	BRL	IPCA/IGP-M (12.43% p.a.)	10/29	1,824	10,416	12,240
Total Debt				**2,265**	**14,074**	**16,339**

Net Debt

DESCRIPTION	2Q24	1Q24	4Q23	3Q23
R$ million				
Short-Term Debt	379	761	1,267	2,278
Long-Term Debt	2,717	2,487	2,504	2,559
Total Debt	**3,096**	**3,248**	**3,771**	**4,837**
Cash and Cash Equivalents	(3,312)	(3,371)	(5,036)	(4,446)
Net Derivatives - ex C6	(172)	(65)	(65)	74
Net Debt	**(388)**	**(188)**	**(1,331)**	**465**
License (5G)	1,002	978	953	984
Net Debt AL	**614**	**790**	**(378)**	**1,449**
Total Lease	12,240	12,153	12,020	12,366
Total Net Debt	**12,854**	**12,943**	**11,642**	**13,815**
Net Debt AL / Normalized EBITDA AL*	0.1x	0.09x	0x	0.2x
Net Debt Total/Normalized EBITDA	1.0x	1.10x	1x	1.2x

*LTM EBITDA "after leases" payments, disregarding payment of principal and interest related to financial leasings.

LT Debt by Maturity

YEAR	PRO-FORMA	INCLUDING IFRS 9,15 & 16
R$ million		
2025	201	810
2026	909	2,094
2027	909	2,064
2028	785	1,910
After 2028	853	7,195
Total Debt	**3,657**	**14,073**

Total Debt (post-hedge) amounted to R$16,166 million at the end of June 2024, down by R$2,512 million over 2Q23. This decrease reflects mainly: (i) the settlement of a portion of the short-term financial debt; and in a lower proportion (ii) a reduction in total leases, due to the decommissioning of sites.

The Cash and Securities balance totaled R$3,312 million at the end of June 2024. The disbursements made in the last 12 months with the settlement of a portion of the short-term financial debt were offset by the Company's solid operational performance, supporting a cash position that remained practically flat compared to 2Q23.

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2024 SECOND QUARTER RESULTS

CUSTOMER PLATFORM

The Customer Platform aims to monetize the company's customer base and increase the loyalty of these customers, through the observation of market trends and innovative partnerships. This initiative is enabled by two business models:

I. **Commercial Partnerships** with:
   (i) **direct remuneration for the sale of advertising and data intelligence,** where the main advertising sales products used are TIM Ads and TIM Insights – this revenue line experienced strong acceleration, having practically doubled from 2Q23 to 2Q24, mainly due to the structuring of a dedicated sales force, as well as the development of new commercial agreements with advertising agency and advertisers;
   (ii) **remuneration for data products,** through financial scores and standardized validation/authentication products to improve users' digital security – this line almost tripled in transaction revenues from 2Q23 to 2Q24 due to the rapid profitability of scoring solutions and the launch of new Open Gateway products.

II. **Strategic Partnerships.** In this model, in addition to TIM Ads and TIM Insights, we use the segmentation capacity of our base, combined with the strength of the TIM brand to endorse the partner brand, encouraging consumers to adopt the products of our strategic partners with exclusive offers for TIM customers. In this case, TIM's remuneration is linked to the success of this adhesion and comprised of a CAC fee and an equity stake in partner companies.

Within this strategy, some verticals were listed as great opportunities for synergy with mobile services and for having a market valuation higher than those of telecom companies. Below are details of the verticals in which we are already acting:

FINANCIAL SERVICES

In 2020, the Company concluded negotiations with C6 Bank and launched exclusive offers for TIM customers who opened accounts with the bank and used its services. In this contract, TIM receives remuneration for active accounts and the option to obtain equity participation in C6 Bank as certain goals are achieved, with the number of shares received for each goal achieved varying throughout the contract.

On February 1, 2021, TIM announced that it obtained, within the scope of this partnership, the right to exercise a subscription bonus equivalent to an indirect participation of approximately 1.44% of the share capital of C6 Bank, because of reaching, in December 2020, from the 1st level of the agreed

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2024 SECOND QUARTER RESULTS

ENVIRONMENTAL, SOCIAL & GOVERNANCE

2Q24 HIGHLIGHTS

- TIM has released its 20th ESG Report. Among the highlights of the publication, the Company reported 100% renewable electricity consumption, 4G coverage in all cities in the country, recognition in diversity and inclusion and a decade of work by Instituto TIM. The document also presents the ESG Plan 2024-26 with new targets, such as having at least 25% black people in leadership by 2025 and reaching 32 million hectares connected in rural areas of Brazil by 2026.
- TIM has won the Great Place to Work (GPTW) seal for the third time, which recognizes the Best Companies to Work For in Brazil. The globally recognized certification aims to measure the level of trust employees have in the organization. The company also participated in the GPTW diversity awards and was the most awarded operator, with seals in the Women, Ethnic-Racial, LGBTI+ and 50+ categories.
- For the second year running, TIM has received the BR Equality Seal, being considered one of the best companies for LGBTI+ people to work for. The recognition by the +Diversity Institute and the Human Rights Campaign reinforces the company's commitment to promoting an environment of inclusion, opportunity, support and welcome.
- In yet another action under the Inclusion and Diversity pillar, TIM opened 250 vacancies in May for people with disabilities. The initiative is part of TIM+Diversa, a program created by the company that aims not only to make people employable, but also to provide training and continuous professional development for these new employees.
- For the third time, TIM has been considered the most accessible operator for people with disabilities in Brazil. The company came first in the ranking of the Anatel Accessibility Award, an initiative of the regulatory agency which is in its sixth edition and seeks to encourage greater accessibility in stores, websites and remote service of telecommunications services, as well as voluntary actions by companies in the sector.
- TIM has become the first operator to join Procon Racial, an initiative of Procon-SP, carried out in partnership with Zumbi dos Palmares University, with the aim of combating and preventing racism in consumer relations. With this adhesion, the company reinforces its commitment to promoting diversity and inclusion and commits itself to the 10 principles for confronting racism in consumer relations.
- In response to the climate tragedy in Rio Grande do Sul, TIM prioritized its actions on four fronts: guaranteeing the connection, working to re-establish the network as soon as possible; supporting customers by freeing up roaming and a 10GB bonus; helping its employees in the affected regions and donating emergency items to society through partnerships with local institutions, such as Ascendendo Mentes, from the Gerando Falcões Network. Reinforcing the company's commitment to inclusion, Instituto TIM also

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2024 SECOND QUARTER RESULTS

DISCLAIMER

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the first quarter of 2024 (“2Q24”) and first semester of 2024 (“6M24”), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words “anticipates”, “believes”, “estimates”, “expects”, “forecasts”, “plans”, “predicts”, “projects”, “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

INVESTOR RELATIONS CONTACTS

Telephone Number: (+55 21) 4109-3360 / 4112-6048
Email: ri@timbrasil.com.br
Investor Relations Website: ri.tim.com.br

EXHIBITS

Exhibit 1: Operating Indicators

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34

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

1.	Operations

1.1. Corporate Structure

TIM S.A. (“TIM” or “Company”) is a public limited company with Registered office in the city of Rio de Janeiro, RJ, and a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group that holds 66.59% of the share capital of TIM S.A on June 30, 2024 (66.59% on December 31, 2023).

The TIM group (“Group”) comprises TIM and its associated company I-Systems.

The Company holds an authorization for Landline Switched Telephone Service (“STFC”) in Local, National Long-Distance and International Long-Distance modes, as well as Personal Mobile Service (“SMP”) and Multimedia Communication Service (“SCM”), in all Brazilian states and in the Federal District.

The Company’s shares are traded on B3 – Brasil, Bolsa, Balcão (“B3”). Additionally, TIM has American Depositary Receipts (ADRs), Level II, traded on the New York Stock Exchange (NYSE) – USA. As a result, the company is subject to the rules of the Brazilian Securities and Exchange Commission (“CVM”) and the Brazilian Securities and Exchange Commission (“SEC”). In order to comply with good market practices, the company adopts as a principle the simultaneous disclosure of its financial information in both markets, in reais, in Portuguese and English.

On June 30, 2024, TIM holds a 49% equity interest (49% on December 31, 2023) in the company I-Systems (associate) and held 100% on December 31, 2022 in the company Cozani RJ Infraestrutura e Rede de Telecomunicações S.A. (“Cozani”) - subsidiary. Considering that the merger by TIM, through Act 3535/2023, which transferred the SMP grants associated with it, and its consequent extinction, for all purposes and effects, on April 1, 2023, consequently, TIM S.A., does not have equity interests in Cozani on June 30, 2024.

1.2. Corporate Reorganization

1.2.1. Business combination - Cozani

On April 20, 2022, TIM, together with other Buyer companies (Claro S.A. and Telefônica Brasil S.A.), after complying with the prior conditions established by CADE and ANATEL, concluded the acquisition transaction of Oi Móvel S.A. – Under Court-Ordered Reorganization (“Seller”, “Assignor” or “Oi Móvel”). Due to this, TIM now holds 100% of Cozani’s share capital, a company that corresponds to the part of the unit of assets, rights and obligations of Oi Móvel acquired by Company.

The total consideration recorded for the acquisition of Cozani was R$ 7,211.6 million.

TIM also paid, on April 20, 2022, on behalf of SPE Cozani, the amount of R$ 250.7 million to the Seller, as remuneration, for up to 12 months of service provision in the transition phase, recorded under “Prepaid expenses” and signed an annual contract term for the use of transport infrastructure capacity with Brasil Telecom Comunicação Multimídia S.A., involving the payment of decreasing amounts which, at present value, total approximately R$ 476 million.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

Considering the agreed purchase amounts, we had the following balances recorded as contractual obligations on December 31, 2022:

(i)	The amount of R$ 634.3 million was withheld by TIM, as provided for in the purchase agreement, mainly to meet the possible need for additional price adjustments to be made, which could be identified in the 120 days after the acquisition date. According to the material fact disclosed on September 19, 2022, as a result of the differences found in the assumptions for calculating the topics: (i) Working Capital and Net Debt, (ii) Capex and (iii) Net Additions, the amount of R$ 634.3 million remained fully retained by the Company until the date of October 4, 2022, that the preliminary decision was handed down by the 7th Business Court of the Judicial District of Rio de Janeiro determining the deposit in court by the Buyers, with TIM being responsible for depositing the updated amount up to that date of R$ 670 million in an account linked to the court-ordered reorganization process of Oi Móvel S.A. Said deposit remained in an account linked to the Court until the agreement reached between the parties in October 2023. For further details, see Note 11;

(ii)	The amount of R$ 77 million recognized as contingent consideration, until there was an agreement between the parties.

On October 4, 2023, TIM S.A., through a Material Fact, communicated to its shareholders and the market in general that the Arbitration Chamber Court approved an agreement related to the Post-Closing Adjustment, celebrated, on the one hand, between TIM S.A., Telefônica Brasil S.A. and Claro S.A. and, on the other hand, Oi S.A. – Under Court-Ordered Reorganization, as a way of putting an end to the controversy and the arbitration procedure related to the Post-Closing Adjustment. The final price of the portion of UPI Ativos Móveis assigned to the Company, considering the Post-Closing Adjustment negotiated in the Agreement (except for the contract targets), was R$ 6.6 billion.

Considering the TIM Adjusted Final Price, the Company recovered a portion corresponding to half of the amount that had been deposited in court and subsequently transferred it to the Arbitration Chamber (equivalent to approximately R$ 317 million on the closing date, updated by the 100% of the CDI change until the deposit in court, plus interest and/or inflation adjustment, applicable until the date of the respective redemption), and the remaining amount was redeemed by the Seller as part of the purchase price of the UPI Ativos Móveis assigned to the Company. Mainly due to the fact that it is still a contractual debt at the date of completion of the allocation of the purchase price of the Cozani acquisition, the decrease in the consideration, corresponding to the half of the amount in court, was recorded in the income (loss) for the year on the date of approval of the agreement (October 2023), under “other operating revenues (expenses)”.

On June 30, 2024 and December 31, 2023, considering the agreement signed with Oi S.A., the Company was free from any obligations mentioned in items (i) and (ii).

Identifiable assets acquired and liabilities assumed

The fair value of the identifiable assets acquired and liabilities assumed from Cozani on the date of acquisition by TIM S.A. is finalized, according to the purchase price allocation report (“Price purchase allocation” - PPA). On the closing date of the “PPA”, on December 31, 2022, the analysis indicates the assets and liabilities presented below:

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

Fair value recognized on acquisition
Assets
Cash and cash equivalents	193,382
Trade accounts receivable	362,379
Prepaid expenses	165,111
Recoverable taxes	13,535
Deferred income tax and social contribution	705,388
Property, plant and equipment	3,518,477
Intangible assets	3,599,811
8,558,083

Liabilities
Suppliers	(183,227)
Lease liabilities	(2,929,449)
Taxes payable	(157,595)
Deferred revenues	(95,135)
Other liabilities	(617,518)
(3,982,924)

Total net identifiable assets at fair value	4,575,159
Goodwill on acquisition (Note 16)	2,636,426
Total consideration	7,211,585

The assets acquired and liabilities assumed related to Cozani (“net assets”) by TIM on the acquisition date are summarized below:

Cozani
Equity interest of the acquiree	100%
Shareholders’ equity of Cozani at book value on 04/30/2022	1,282,579
Shareholders’ equity of Cozani at fair value on 04/30/2022	4,575,159
Surplus of radio frequencies(i)	3,038,951
Surplus of customers’ portfolio(ii)	253,629

(i)	The intangible asset value refers to the adjustment in the authorizations item reflecting the fair value of the acquired grants and the spectrum assessment was carried out using the market approach, with the application of a transaction multiple. The average useful life is 17.68 years;

(ii)	The evaluation of the customer portfolio was conducted using the profitability approach, using the MPEEM (Multi-period excess earning method) method based on a calculation of cash flows from future economic benefits attributable to the customer base. The average useful life is 7.67 years.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

The goodwill paid of R$ 2,636,426 comprises the value of future economic benefits arising from synergies expected from the acquisition. The recognized goodwill has already been deducted for tax purposes since the date of the corporate acquisition of the company Cozani by TIM S.A., which took place on April 1, 2023.

Merger of Cozani

According to the Material Fact disclosed by the Company on February 27, 2023, the completion of the Merger would still depend on the conclusion of the operational procedures related to the systemic parameterization and obtaining prior consent from ANATEL, which took place when the Act 3535/2023 was published.

On March 31, 2023, the Board of Directors (“BoD”) acknowledged the obtaining of said consent and verified compliance with the other conditions to grant full effectiveness to the Merger. Accordingly, the BoD declared that said Merger and the consequent extinction of Cozani became effective, for all purposes and effects, on April 1, 2023. The approved Acquisition did not give rise to a capital increase, nor issue of new shares of the Company, or changes in the Company’s shareholding, therefore, there is no need to approach different topics related to the exchange of shares or right to withdraw.

The purpose of this acquisition is to streamline the corporate structure of TIM S.A., eliminate overlapping authorizations for exploring the SMP service, standardize the services provided by the Companies, and will allow the concentration of activities related to the provision of personal mobile telecommunication services in a single company, in addition to optimize operating costs and efficiently allocate investments due to the integration of acquired assets.

The changes in Cozani’s equity between the date of the report (December 31, 2022) and the merger (April 1, 2023) were incorporated into the balance sheet of TIM S.A., as set forth in the protocol of merger. As a result of the merger, all operations of Cozani were transferred to TIM S.A., which succeeded it in all its assets, rights and obligations, universally and for all purposes of law.

The net assets as of December 31, 2022, is summarized below:

Assets		Liabilities
Current assets	1,376,107	Current liabilities	1,900,283
Non-current assets	3,987,996	Non-current liabilities	2,422,684
Long-term receivables	846,823
Property, plant and equipment	2,885,893
Intangible assets	255,280
		Net assets	1,041,136
Total assets	5,364,103	Total liabilities	5,364,103

38

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)
2.	Preparation basis and presentation of individual and consolidated quarterly information

The individual and consolidated quarterly information was prepared and is being presented according to the accounting practices adopted in Brazil, which comprises the CVM standards and pronouncements, guidance and interpretations issued by the Accounting Pronouncement Committee (“CPC”) and in compliance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Additionally, the Company considered the guidelines provided for in Technical Guideline OCPC 07 - Evidencing upon Disclosure of General Purpose Financial-Accounting Reports in the preparation of its quarterly information. Accordingly, relevant information of the quarterly information is being evidenced and corresponds to the information used by management when administrating.

The significant accounting policies applied in the preparation of this quarterly information are below and/or presented in its respective notes. These policies were applied consistently over the periods presented.

a. General criteria for preparation and disclosure

The individual and consolidated quarterly information was prepared considering the historical cost as value basis, except regarding the derivative financial instruments that were measured at fair value.

Assets and liabilities are classified according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are stated as non-current. The exception to this procedure involves deferred income tax and social contribution balances (assets and liabilities) and provision for lawsuits and administrative proceedings that are fully classified as non-current.

On June 30, 2024, the Company reported a net profit of R$ 1,300,643. The Company’s current liabilities exceeded total current assets by R$ 1,360,418 due to the payment of a debt in the amount of R$ 1,251,214 and the distribution of additional dividends in the amount of R$ 1,310,000, of which R$ 437,000 have already been paid, leaving a balance of R$ 873,000, in addition to the distribution of interest on shareholders’ equity for the period in the amount of R$ 300,000. The Company believes that there is a seasonal decrease in operating cash flow in this period due to the payment of obligations and regulatory fees. On June 30, 2024, the Company’s shareholders’ equity is positive by R$ 25,475,692.

 In connection with the preparation of this quarterly information, Company’s Management made analyses which confirms that the cash generated by operations in the first semester is positive by R$ 4.3 billion; therefore, there is no evidence of uncertainties about the going concern.

The presentation of the Statement of Value Added is required by Brazilian corporate law and the accounting practices adopted in Brazil applicable to publicly-held companies. The DVA was prepared according to the criteria set forth in CPC Technical Pronouncement No. 09 - “Statement of Value Added”. The IFRS do not require the presentation of this statement. Consequently, according to IFRS, this statement is presented as supplementary information, without prejudice to the set of quarterly information.

Interests paid from loans and financing are classified as financing cash flow in the statement of cash flow as it represents costs of obtaining financial resources.

39

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

b. Functional and presentation currency

The currency of presentation of the quarterly information is the Real (R$), which is also the functional currency of the Company and its associated company.

Transactions in foreign currency are recognized by the exchange rate on the date of transaction. Monetary items in foreign currency are translated into Brazilian reais at the foreign exchange rate prevailing on the balance sheet date, informed by the Central Bank of Brazil. Foreign exchange gains and losses linked to these items are recorded in the statement of income.

c.	Segment information

Operating segments are components of the entity that carry out business activities from which revenues can be obtained and expenses incurred. Its operating results are regularly reviewed by the entity's main operations manager, who makes decisions on resource allocation and evaluates segment performance. For the segment to exist, individualized financial information is required.

The main operational decision maker in the Company, responsible for the allocation of resources and periodically evaluating performance, is the Executive Board, which, along with the Board of Directors, are responsible for making the strategic decisions of the company and its management.

The Group's strategy is focused on optimizing results, and all the operating activities of the Group are concentrated in TIM. Although there are diverse activities, decision makers understand that the company represents only one business segment and do not contemplate specific strategies focused only on one service line. All decisions regarding strategic, financial planning, purchases, investments and investment of resources are made on a consolidated basis. The aim is to maximize the consolidated result obtained by operating the SMP, STFC and SCM licenses.

d.	Consolidation procedures

Subsidiaries are all the entities in which the Group retains control. The Group controls an entity when it is exposed to, or has a right over the variable returns arising from its involvement with the entity and has the ability to interfere in those returns due to its power over the entity. The subsidiaries are fully consolidated as of the date control is transferred to the Group. Consolidation is interrupted beginning as of the date in which the Group no longer holds control.

If the Group loses control exercised over a subsidiary, the corresponding assets (including any goodwill) and liabilities of the subsidiary are written-off at their book values on the date the control is lost, and the write-off of the book value of any non-controlling interests on the date when control is lost (including any components of other comprehensive income attributed to them) also occurs. Any resulting difference as a gain or loss is recorded in income (loss). Any retained investment is recognized at its fair value on the date control is lost.

Intercompany transactions, as well as the balances and unrealized gains and losses in those transactions, are eliminated. The base date of the financial information used for consolidation purposes is the same for all the companies in the Group.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)
e.	Business combination and goodwill

Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured for the consideration amount transferred, which is valuated on fair value basis on the acquisition date, including the value of any non-controlling interest in the acquiree, regardless of their proportion. For each business combination the Acquirer must measure the non-controlling interest in the acquiree at the fair value or based on its interest in the net assets identified in the acquiree. Costs directly attributable to the acquisition are accounted for as expense when incurred.

The purchase accounting method is used to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of the assets acquired, equity instruments (i.e.: shares) and liabilities incurred or assumed by the acquirer on the date of the change of control. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value on the acquisition date, regardless of the proportion of any non-controlling interest. The portion exceeding the transferred consideration of the Company's interest in the acquired identifiable net assets, is recorded as goodwill. Should the consideration transferred be less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in the statement of income as a gain from bargain purchase once concepts and calculations applied are reviewed.

On acquiring a business, the Group assesses the financial assets and liabilities assumed in order to rate and to allocate them in accordance with contractual terms, economic circumstances and pertinent conditions on the acquisition date, which includes segregation by the acquired entity of built-in derivatives existing in the acquired entity’s host contracts.

Any contingent payments to be transferred by the acquiree will be recognized at fair value on the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability should be recognized in accordance with CPC 48 in the statement of income.

Initially, goodwill is initially measured as being the excess of consideration transferred in relation to net assets acquired (acquired identifiable assets and assumed liabilities) measured at fair value on acquisition date. If consideration is lower than fair value of net assets acquired, the difference must be recognized as gain in bargain purchase in the statement of income on the acquisition date.

After initial recognition, the goodwill is carried at cost less any accumulated impairment losses. For impairment testing purposes, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating units of the Group that are expected to benefit by the synergies of combination, regardless of other assets or liabilities of the acquiree being allocated to those units.

When the goodwill is part of a cash generating unit and a portion of this unit is disposed of, the premium associated with the disposed portion should be included in the cost of the operation when calculating gains or losses in the disposal. The goodwill disposed under these circumstances of this operation is determined based on the proportional values of the portion disposed of, in relation to the cash generating unit maintained.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)
f.	Approval of quarterly information

This individual and consolidated quarterly information was approved by the Company's Board of Directors on July 30, 2024.

g.	New standards, amendments and interpretations of standards

The following new standards/amendments were issued by the Accounting Pronouncement Committee (“CPC”) and International Accounting Standards Board (IASB), are effective for the period ended June 30, 2024 that may affect the Company somehow.

IFRS 17 - Insurance Contracts

IFRS 17 (equivalent to CPC 50 Insurance Contracts) is a new accounting standard with scope for insurance contracts, covering recognition and measurement, presentation and disclosure. IFRS 17 (CPC 50) replaces IFRS 4 - Insurance Contracts (equivalent to CPC 11). IFRS 17 (CPC 50) applies to all types of insurance contracts (such as life, non-life, direct insurance and reinsurance), regardless of the type of entities that issues them, as well as certain guarantees and financial instruments with discretionary participation characteristics; some scope exceptions will apply. The overall purpose of IFRS 17 (CPC 50) is to provide a comprehensive accounting model for insurance contracts that is more useful and consistent for insurers, covering all relevant accounting matters. IFRS 17 (CPC 50) is based on a general model, supplemented by:

•	A specific adaptation for contracts with direct participation features (variable rate approach).
•	A streamlined approach (premium allocation approach) mainly for short-term contracts.

The new standard had no impact on the Group’s consolidated quarterly information.

Definition of Accounting Estimates - Amendments to IAS 8

The amendments to IAS 8 (equivalent to CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors) clarify the distinction between changes in accounting estimates, changes in accounting policies and correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates.

The Company assessed that the changes in the standard did not have a significant impact on the Group’s consolidated quarterly information.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

The amendments to IAS 1 (equivalent to CPC 26 (R1) – Presentation of Financial Statements) and IFRS Practice Statement 2 provide guidance and examples to help entities apply materiality judgments to accounting policy disclosures. The amendments aim to assist entities in providing more useful disclosures of accounting policies, replacing the requirement for entities to disclose their “significant” accounting policies with a requirement to disclose their “material” accounting policies. Moreover, it adds a guidance on how entities apply the concept of materiality when making decisions about disclosures of accounting policies.

The changes had an impact on the disclosure of the Group’s accounting policies. The Company carried out an analysis of the financial statements, adjusting the preparation and presentation base notes, estimates and critical judgments, as well as explanatory notes when necessary. However, there was no impact on the measurement and recognition of items in the Group's quarterly information.

Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

- Amendments to IAS 12

The amendments to IAS 12 Income Taxes (equivalent to CPC 32) narrow the scope of the initial recognition exception, so that it no longer applies to transactions that generate equal taxable and deductible temporary differences, such as leases and decommissioning liabilities.

The changes had no impact on the Group’s consolidated quarterly information.

International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12

The amendments to IAS 12 (equivalent to CPC 32 – Income Taxes) were introduced in response to the OECD Pillar Two rules on BEPS and include the following:

•	A mandatory temporary exception to the recognition and disclosure of deferred taxes arising from jurisdictional implementation of Pillar Two model rules; and

•     Disclosure requirements for affected entities to help users of financial statements better understand an entity’s exposure to Pillar Two income taxes arising from such legislation, especially before the effective date.

The mandatory temporary exception - the use of which must be disclosed - takes effect immediately. The remaining disclosure requirements apply to annual reporting periods beginning on or after January 1, 2023, but not to any interim period ending on or before December 31, 2023.

The changes had no impact on the Group’s consolidated quarterly information.

The following new standards were issued by Comitê de Pronunciamentos Contábeis [Accounting pronouncements committee] (CPC) and the International Accounting Standards Board (IASB), but are not in effect for the period ended on June 30, 2024.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

IFRS18: Presentation and disclosure of financial statements

In April 2024, the IASB issued the new standard IFRS 18 - Presentation and Disclosure of Financial Statements. This standard aims to bring more transparency and comparability to the financial performance of companies, enabling investors to make better investment decisions.

IFRS18 introduces three sets of new requirements: improved comparability of the profit or loss statement (statement of income), improved transparency of management-defined performance measures, and more useful grouping of information in the financial statements.

IFRS 18 will replace IAS 1 - Presentation of Financial Statements.

This standard becomes effective for years beginning on or after January 1, 2027, and companies may apply it earlier subject to authorization by relevant regulators.

The Company is assessing the impacts to ensure that all information complies with the standard.

Amendments to IFRS 16: Lease liabilities in a Sale and Leaseback

In September 2022, the IASB issued amendments to IFRS 16 (equivalent to CPC 06 – Leases) to specify the requirements that a seller-lessee uses in measuring the lease liability arising from a sale and leaseback transaction, aiming to ensure that the seller-lessee does not recognize any gain or loss that relates to the right of use that it maintains.

The amendments are effective for annual financial statement periods beginning on or after January 1, 2024 and must be applied retrospectively to sale and leaseback transactions entered into after the initial application date of IFRS 16 (CPC 06). Early adoption is allowed and this fact must be disclosed.

The Group does not expect a significant impact on the quarterly information.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020 and October 2022, the IASB issued amendments to Paragraphs 69 to 76 of IAS 1 (equivalent to CPC 26 (R1) - Presentation of Financial Statements) to specify the requirements for classifying liabilities as current or non-current. The amendments clarify the following:

•	What is meant by the right to postpone settlement.
•	That the right to postpone must exist at the end of the financial reporting period.
•	That the classification is not affected by the likelihood that an entity will exercise its right of postponement.
•	That only if a derivative embedded in a convertible liability is itself an equity instrument would the terms of a liability not affect its classification.

44

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

Moreover, a disclosure requirement was introduced when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement depends on the fulfillment of future covenants within twelve months.

The amendments apply to annual financial statements periods starting on or after January 1, 2024 and must be applied retrospectively.

The Group has not identified changes that have a significant impact on the financial statements.

Supplier financing agreements - Amendments to IAS 7 and IFRS 7

In May 2023, the IASB issued amendments to IAS 7 (equivalent to CPC 03 (R2) - Statement of Cash Flows) and IFRS 7 (equivalent to CPC 40 (R1) - Financial Instruments: Disclosures) to clarify the characteristics of supplier financing arrangements and require additional disclosures of those arrangements. The disclosure requirements in the amendments are intended to help users of financial statements understand the effects of supplier financing arrangements on an entity’s obligations, cash flows and liquidity risk exposure.

The amendments are effective for annual financial statement periods starting on or after January 01, 2024. Early adoption is permitted, but must be disclosed.

The Company is assessing the impacts to ensure that all information complies with the standard.

h. Restatement of statements of cash flows

As part of our ongoing process to improve the overall quality of the Company’s quarterly information and to promote greater comparability and consistency with other companies in the sector, we have changed our accounting policy related to the presentation of purchases and sales of marketable securities in the statements of cash flow. Previously, the Company reported these transactions as an investment activity on a net basis (R$ 1,944 million as of June 30, 2023), under IAS 7, paragraph 22(b) and 23A(b). In connection with the new accounting policy, the Company reported these transactions as an investment activity on a gross basis under paragraph 21 of IAS 7/CPC 03. The Company retrospectively applied the change in accounting policy under IAS 8/CPC 23, paragraph 19(b).

3.	Estimates and areas where judgment is significant in the application of the Company's accounting policies

Accounting estimates and judgments are continuously assessed. They are based on the Company's historical experience and on other factors, such as expectations of future events, considering the circumstances present on the base date of quarterly information.

By definition, resulting accounting estimates are seldom equal to the respective taxable income. The estimates and assumptions that present a significant risk, with the probability of causing a material adjustment to the book values of assets and liabilities for the fiscal period, are covered below.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

(a)       Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated according to interpretations of current legislation and CPC 32 / IAS 12. This process typically involves complex estimates to determine taxable income and temporary differences. In particular, the deferred assets on tax losses, negative basis of social contribution and temporary differences is recognized in proportion to the probability that future taxable income is available and can be used. The measurement of the recoverability of deferred income tax on tax losses, negative basis of social contribution and temporary differences takes the history of taxable income into account, as well as the estimate of future taxable income (note 8.c).

(b)       Provision for legal and tax administrative proceedings

The legal and tax administrative proceedings are analyzed by the Management along with its legal advisors (internal and external). The Company considers factors in its analysis such as hierarchy of laws, precedents available, recent court judgments, their relevance in the legal system and payment history. These assessments involve Management’s judgment (note 24).

(c)       Fair value of derivatives and other financial instruments

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived from market (note 37).

(d)       Unbilled revenues

Since some cut dates for billing occur at intermediate dates within the months of the year, as the end of each month there are revenues earned by the Company, but not actually invoiced to its customers. These unbilled revenues are recorded based on estimate that takes into consideration historical consumption data, number of days elapsed since the last billing date, among others (note 28).

(e)       Leases

The Company has a significant number of the lease contracts in which it acts a lessee (Note 18), and with the adoption of the accounting standard IFRS 16 / CPC 06 (R2) – Leases, on January 1, 2019, certain judgments were exercised by Company’s management in measuring lease liabilities and right-of-use assets, such as: (i) estimate of the lease term, considering non-cancellable period and the period covered by options to extend the contract term, when the exercise depends only from the Company, and this exercise is reasonably certain; and (ii) using certain assumptions to calculate the discount rate.

The company is not able to readily determine the interest rate implicit on the lease and, therefore, considers its incremental rate on loans to measure lease liabilities. Incremental rate on the lessee’s loan is the interest rate that the lessee would have to pay when borrowing, for a similar term and with a similar guarantee, the resources necessary to obtain the asset with a value similar to the right of use asset in a similar economic environment. The Company estimates the incremental rate using observable data (such as market interest rates) when available and considers aspects that are specific to the Company (such as the cost of debt) in this estimate.

46

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)
4.	Cash and cash equivalents

They are financial assets measured at amortized cost using the effective interest rate method.

Company’s Management classifies its financial assets upon initial recognition.

	Parent Company
	June 2024	December 2023

Cash and banks	13,499	37,029
Free availability interest earning bank deposits:
CDB’s / Repurchases	2,097,652	3,040,902

	2,111,151	3,077,931

Bank certificates of deposit (“CDBs”) and committed transactions are nominative securities issued by banks and sold to the public as a form of fund raising. Such marketable securities may be traded during the contracted term, at any time, without significant loss in their value and are used for the fulfillment of short-term obligations by the company.

The average remuneration of CDB investments in 2024 is 101.44% p.a. (101.88% on December 31, 2023) of the variation of the interbank deposit certificate – CDI.

5.	Marketable securities

Comprise financial assets measured at fair value through profit or loss.

	Parent Company
	June 2024	December 2023

FUNCINE(i)	15,186	12,949
Fundo Soberano(ii)	1,206	1,840
FIC: (iii)
Government bonds(a)	820,573	1,203,968
CDB(b)	8,491	47,464
Financial bills(c)	182,862	303,131
Other(d)	187,517	402,087
	1,215,835	1,971,439

Current portion	(1,200,649)	(1,958,490)
Non-current portion	15,186	12,949

47

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

(i) Since 2017, the Company, with the aim of using tax deductibility benefit for income tax purposes, started investing in the National Film Industry Financing Fund (FUNCINE). The average remuneration in 2024 was 2.87% p.a. (0.05% p.a. on December 31, 2023).

(ii) Fundo Soberano is composed only of federal government bonds. The average remuneration in 2024 was 99.43% p.a. of the variation of the Interbank Deposit Certificate - CDI (99.37% on December 31, 2023).

(iii) The Company invests in open FIC's (Quota Investment Fund). Funds are mostly made up of federal government bonds and papers from financial institutions, mostly AAA (highest quality). The average remuneration of FICs in 2024 was 108.13% p.a. of the variation of the Interbank Deposit Certificate - CDI (102.18% p.a. on December 31, 2023).

(a) Government bonds are fixed income financial instruments issued by the National Treasury to finance the activities of the Federal Government.

(b) The CDB operations are emitted by the banks with the commitment of stock buyback by the bank itself and with predetermined taxes.

(c) The Financial bills is a fix income tittle emitted by financial institutions with the objective of a long-term fund raising.

(d) Is represented by: Debentures, FIDC, commercial notes, promissory notes, bank credit note.

6.	Trade accounts receivable

These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (“unbilled”) up to the balance sheet date. Trade accounts receivable are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method less provision for expected credit losses (“impairment”).

The provision for expected credit losses was recognized as a decrease in accounts receivable based on the profile of the subscriber portfolio, the aging of overdue accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient by Management, as adjusted to reflect current and prospective information on macroeconomic factors that affect the customers’ ability to settle the receivables.

The fair value of trade accounts receivable is close to the book value recorded on June 30, 2024 and December 31, 2023.

The average rate considered in calculating the present value of accounts receivable recorded in the long term is 0.58% p.m. (0.58% p.m. on December 31, 2023).

48

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

	Parent Company
	June 2024	December 2023
Trade accounts receivable	4,430,691	3,908,773

Gross accounts receivable	5,076,468	4,538,512

Billed services	2,508,850	2,237,551
Unbilled services	1,083,878	1,036,339
Network use (interconnexion)	812,225	750,054
Sale of goods	650,041	494,279
Contractual assets (note 23)	21,143	19,957
Other accounts receivable	331	332

Provision for expected credit losses	(645,777)	(629,739)

Current portion	(4,262,469)	(3,709,766)
Non-current portion	168,222	199,007

The movement of the provision for expected credit losses, accounted for as an asset reduction account, was as follows:

	Parent Company
	June 2024	December 2023
	(6 months)	(12 months)

Opening balance	629,739	562,090
Balance of merged company (Note 1.2)	-	23,737
Supplement to expected losses	338,102	620,667
Write-offs of provision	(322,064)	(576,755)
Closing balance	645,777	629,739

The aging of accounts receivable is as follows:

	Parent Company
	June 2024	December 2023

Total	5,076,468	4,538,512

Falling due	3,695,929	3,291,399
Overdue (days):
≤30	377,188	302,042
≤60	130,669	118,333
≤90	129,055	107,759
>90	743,627	718,979

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)
7.	Inventories

Inventories are presented at the average acquisition cost. A loss is recognized to adjust the cost of Handsets and accessories to the net realizable value (selling price), when this value is less than the average acquisition cost.

	Parent Company
	June 2024	December 2023

Total inventory	415,896	331,783

Inventories	432,494	346,207
Cell phones and tablets	285,084	203,596
Accessories and prepaid cards	121,246	113,363
TIM chips	26,164	29,248

Losses on adjustment to realizable value	(16,598)	(14,424)

8.	Income tax and social contribution

8.a	Recoverable income tax and social contribution

	Parent Company
	June 2024	December 2023

Recoverable income tax and social contribution	484,947	713,279

Income tax	301,477	429,461
Social contribution	183,470	283,818

Current portion	(274,386)	(494,382)
Non-current portion	210,561	218,897

In September 2021, the Federal Supreme Court (“STF”), with general repercussions, established an understanding for the non-levy of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on the monetary restatement using the SELIC rate in cases of undue payment. At that time, TIM recorded its best estimate, in the amount of R$ 535 million (principal). Until June 30, 2024, the total recognized inflation updating was R$ 122 million (R$ 113 million until December 31, 2023), representing the accumulated value throughout the transaction.

In the third quarter of 2023, TIM’s lawsuit received a favorable final and unappealable decision and in September the Company obtained credit approval from the Brazilian Federal Revenue Service. At this time, the tax credits recognized in assets were segregated, as the tax credit is made up of corporate income tax (IRPJ) and social contribution (CSLL) amounts overpaid and subject to offset against other federal debts and deferred tax assets backed by tax loss balances and negative basis of CSLL offset over the years considering a taxable income, increased by the SELIC update on undue debts. By reducing taxable income, it was possible to partially recover the tax loss and CSLL negative basis that were offset, as the legislation provides for the offsetting of up to 30% of the taxable income for the period.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

Thus, in September 2023, the company carried out the reclassification between asset accounts (Recoverable income tax and social contribution x Deferred income tax and social contribution) amounting R$ 156 million, recognizing deferred taxes on tax losses and negative CSLL basis in the amounts of R$ 114 million and R$ 42 million, respectively. The amount of R$ 470 million that was reclassified from non-current to current remained in recoverable IRPJ and CSLL accounts. A write-off of R$ 13 million was made in the third quarter of 2023 to adjust the amount recorded in the third quarter of 2021. Throughout the third quarter of 2023, the Company started using such tax credits to offset current PIS and COFINS debits and other federal taxes. The Company used the amount of R$ 161 million in 2024 and R$ 151 million in 2023.

8.b	Income tax and social contribution payable

Current income tax and social contribution charges are calculated on the basis of the tax laws enacted, or substantially enacted, up to the balance sheet date.

The legislation allows companies to opt for quarterly or monthly payment of income tax and social contribution. In 2024, the Company has chosen to make the quarterly payment of income tax and social contribution.

	Parent Company
	June 2024	December 2023

Income tax and social contribution payable	37,312	64,407

Social contribution	37,312	64,407

Current portion	(37,312)	(64,407)
Non-current portion	-	-

8.c Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on (1) tax losses and accumulated tax loss carryforwards; and (2) temporary differences arising from differences between the tax basis of assets and liabilities and their book values in the quarterly information. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

Deferred tax assets on income tax and social contribution are recognized only in the event of a profitable track record and/or when the annual forecasts prepared by the Company.

The balances of deferred income tax assets and liabilities are presented at net value in balance sheet when there is the legal right and the intention of offsetting them upon calculation of current taxes, in general related to the same legal entity and the same tax authority. Accordingly, deferred tax assets and liabilities in different entities are in general presented separately, and not at net balance.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

On June 30, 2024 and December 31, 2023, the prevailing tax rates were 25% for income tax and 9% for social contribution. In addition, there is no statute of limitation in regard to the income tax and social contribution carried forward losses, which it can be offset by up to 30% of the taxable profit reached at each fiscal year, according to the current tax legislation.

The amounts recorded are as follows:

	Parent Company
	June 2024	December 2023

Tax loss carryforwards and negative basis of social contribution	113,822	201,227
Temporary differences:
Provision for legal and administrative proceedings	523,252	499,603
Provision for expected credit losses	248,890	242,160
Taxes with enforceability suspended(i)	1,085,120	948,808
Derivative financial instruments	(279,297)	(236,259)
Capitalized interest - 4G and 5G	(264,171)	(281,721)
Adjustments to standard IFRS 16 (ii)	752,317	675,817
Accelerated depreciation (iii)	(954,126)	(891,051)
Fair value adjustment I–Systems (former FiberCo) (iv)	(249,477)	(249,477)
Impairment loss (v)	326,409	378,601
Amortized Goodwill – Cozani	(310,069)	(231,894)
Other assets	274,256	306,936
Other liabilities	(100,487)	(105,256)
	1,166,439	1,257,494

Deferred active tax portion	3,324,066	3,205,814
Portion of deferred tax liability	(2,157,627)	(1,948,320)

(i) Mainly represented by the Fistel fee (TFF) for the financial years 2020, 2021, 2022, 2023 and 2024 of TIM S.A. and the TFF referring to Cozani's 2022 financial year. The Operating Inspection Fee (TFF) for the years 2020, 2021, 2022, 2023 and 2024 of TIM S.A. and TFF for 2022 of Cozani had its payments suspended by virtue of an injunction and, therefore, still do not have a specific date for payment. See Note 22 for details.

(ii) Represents the addition of new contracts. The temporary difference of the IFRS 16 contracts is due to the difference in the timing of recognition of the accounting and tax expense, under the terms of the current legislation.

(iii) As of the 1Q20, TIM S.A. excludes the portion of acceleration of depreciation of movable assets belonging to property, plant and equipment from the calculation basis of the IRPJ and CSLL, due to their uninterrupted use in three operating shifts, supported by technical expert report, as provided for in Article 323 of the RIR/2018, or by the adequacy to the tax depreciation provided for in IN 1700/2017. Such tax adjustment generated a deferred liability of R$ 954 million until June 30, 2024 (R$ 891 million up to December 31, 2023) and applied as of January 1, 2020.

(iv) Refers to deferred charges on the adjustment at fair value of the non-controlling interest calculated in the sale of Fiber Co (currently I-Systems), which took place in November 2021, from TIM S.A. to IHS Fiber Brasil - Cessão de Infraestruturas Ltda (see Note 14).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

(v) Represents the deferred charges recorded, referring to the impairment of tangible assets acquired in the Cozani’s acquisition in April 2022.

Expected recovery of tax credits

The estimates of recoverability of tax credits were calculated taking into consideration financial and business assumptions available on June 30, 2024.

Based on these projections, the Company has the following expectation of recovery of credits:

Deferred income tax and social contribution (active installment)	Tax losses and negative basis	Temporary expenses	Total
2024	113,822	655,193	769,015
2025	-	219,856	219,856
2026	-	163,321	163,321
>2027	-	2,171,874	2,171,874
Total	113,822	3,210,244	3,324,066

The company based on a history of profitability and based on projections of future taxable results, constitutes deferred income tax credits and social contribution on all of its tax losses, negative social contribution basis and temporary differences.

The Company used credits from tax losses and negative basis of social contribution of R$ 87,405 up to June 2024 (R$ 50,211 on June 30, 2023).

8.d Expense with current and deferred income tax and social contribution

	Parent Company		Consolidated
	June 2024	June 2023	June 2023
Current income tax and social contribution taxes
Income tax for the period	(195,861)	(101,357)	(101,615)
Social contribution for the period	(78,242)	(48,516)	(48,611)
Tax incentive – SUDENE/SUDAM(i)	153,600	100,155	100,154
	(120,503)	(49,718)	(50,072)
Deferred income tax and social contribution
Deferred income tax	(71,108)	(9,248)	(66,911)
Deferred social contribution	(19,947)	7,492	(13,267)
	(91,055)	(1,756)	(80,178)
	(211,558)	(51,474)	(130,250)

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

The reconciliation between income tax and social contribution expense as calculated by applying combined tax rates and amounts reflected in income (loss) is as follows:

	Parent Company		Consolidated
	June 2024	June 2023	June 2023

Profit before income tax and social contribution	1,512,201	1,090,382	1,169,158
Combined tax rate	34%	34%	34%
Income tax and social contribution at the combined statutory rates	(514,148)	(370,730)	(397,514)

(Additions) / exclusions:
	-	-	-
Equity in earnings	(15,500)	37,981	(14,171)
Non-taxable revenues	5,095	11,317	11,317
Non-deductible expenses for tax purposes	(16,383)	(10,350)	(10,350)
Tax incentive – SUDENE/SUDAM(i)	153,600	100,155	100,154
Tax benefit related to interest on shareholders’ equity allocated	170,000	176,800	176,800
Other amounts	5,778	3,353	3,514
	302,590	319,256	267,264

Income tax and social contribution recorded in the income (loss) for the period	(211,558)	(51,474)	(130,250)
Effective rate	13.99%	4.72%	11.14%

(i)	As mentioned in Note 26 c.3, in order for investment grants not to be computed in taxable income, they must be recorded as a tax incentive reserve, which can only be used to absorb losses or be incorporated into the share capital. The Company has tax benefits that fall under these rules.

9.	Taxes, fees and contributions to be recovered

	Parent Company
	June 2024	December 2023

Taxes, fees and contributions to be recovered	1,866,286	1,818,306

ICMS(i)	1,369,460	1,372,681
PIS/COFINS(ii)	178,300	164,508
IRRF (Withholding income tax) on interest earning bank deposits	107,117	81,445
Other	211,409	199,672

Current portion	(938,082)	(943,767)
Non-current portion	928,204	874,539

(i) The amounts of recoverable ICMS (state VAT) are mainly comprised by:

(a) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months).

(b) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

(ii) The current balance is mostly composed of credits arising from the non-cumulative taxation regime.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)
10.	Prepaid expenses

	Parent Company
	June 2024	December 2023

Prepaid expenses	716,700	377,405
Fistel(i)	174,435	-
Advertisements not released(ii)	69,112	13,047
Rentals and reinsurance	78,936	69,759
Incremental costs for obtaining customer contracts(iii)	186,881	190,663
IT Services(iv)	12,887	16,053
Other (v)	194,449	87,883

Current portion	(495,026)	(238,468)
Non-current portion	221,674	138,937

(i) The Fistel rate is appropriated monthly to the income (loss).

(ii) Represent prepaid payments of advertising expenses for products and services of the TIM brand that are recognized in the result according to the period of serving the advertisement.

(iii) It is substantially represented by incremental costs related to sales commissions paid to partners for obtaining customer contracts arising from the adoption of IFRS 15/ CPC 47, which are deferred to the result in accordance with the term of the contract and/or economic benefit, usually from 1 to 2 years.

(iv) They represent prepayments of IT services expenses for network and migration of information to the “cloud”.

(v) Represented mainly by neutral network installation costs deferred for the duration of the contract of R$ 174,494 (R$ 75,464 as of December 31, 2023).

55

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)
11.	Judicial deposits

They are recorded at historical cost and updated according to current legislation.

	Parent Company
	June 2024	December 2023
Judicial deposits	677,499	689,739

Civil	288,441	286,430
Labor	63,850	68,202
Tax	228,837	220,842
Regulatory	115	115
Online attachment(i)	96,256	114,150

(i) Refer to legal blockages directly in the company's current accounts and interest earning bank deposits linked to certain legal proceedings. This amount is periodically analyzed and when identified, reclassification is made to one of the other specific accounts of the legal deposit item.

Civil

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

There are some processes with differentiated matters, for instance, in which the value set by ANATEL for vacating certain transmission sub-bands is discussed, enabling the implementation of 4G technology. In this case, the amount deposited updated in court under discussion is R$ 85,756 (R$ 83,438 on December 31, 2023).

Labor

These are amounts deposited in court as guarantees for the execution and the filing of appropriate appeals, where the relevant matters or amounts involved are still being discussed. The total amount has been allocated between the various claims filed by registered employees and third-party service providers.

Tax

The Company has legal deposits in the total, restated and estimated amount of R$ 228,837 on June 30, 2024 (R$ 220,842 on December 31, 2023), relating to tax matters, made to support several ongoing legal discussions. Such deposits mainly relate to the following discussions:

(a)	Use of credit in the acquisition of electricity directly employed in the production process of companies, matter with positive bias in the judiciary. The current value of the deposits related to this discussion is R$ 39,577 (R$ 38,650 on December 31, 2023).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)
(b)	CPMF levy on loan conversion operations into the Company’s equity; recognition of the right not to collect the contribution allegedly levied on the simple change of ownership of current accounts due to merger. The current value of the deposits referring to this discussion is R$ 5,822 (R$ 5,668 on December 31, 2023).

(c)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The current value of the deposits referring to this discussion is R$ 25,026 (R$ 24,048 on December 31, 2023).

(d)	Non-homologation of compensation of federal debts withholding income tax credits (IRRF) for the alleged insufficiency of credits, as well as the deposit made for the purposes of release of negative Certificate of debts. The current value of the deposits related to this discussion is R$ 12,434 (R$ 12,177 on December 31, 2023).

(e)	Levy of ISS on import and outsourced services; alleged lack of collection in relation to ground cleaning and maintenance service of BRS (Base Radio Station), the ISS itself, the ISS incident on co-billing services and software licensing (blackberry). Guarantee of the right to take advantage of the benefit of spontaneous denunciation and search for the removal of confiscatory fines in the case of late payment. The current value of the deposits referring to this discussion is R$ 12,639 (R$ 12,191 on December 31, 2023).

(f)	Accessory services provided for in the agreement 69/98 ICMS incident on the provision of communication services of the amounts charged for ACCESS, Membership, Activation, qualification, availability, subscription and use of the services, among others. The current value of the deposits referring to this discussion is R$ 3,838 (R$ 3,775 on December 31, 2023).

(g)	Requirement by ANATEL of the public price for the administration of numbering resources. The current value of the deposits referring to this discussion is R$ 4,040 (R$ 3,960 on December 31, 2023).

(h)	Unconstitutionality and illegality of the collection of FUST (Fund for Universalisation of Telecommunications Services). The right not to collect FUST, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Industrial Exploitation of Dedicated Line), as well as the right not to suffer the retroactive collection of the differences determined in function of not observing sum 7/2005 of ANATEL. The current value of the deposits referring to this discussion is R$ 69,549 (R$ 67,911 on December 31, 2023).

(i)	ICMS – Miscellaneous. Deposits made in several processes that discuss ICMS charges, mainly related to discussions on loan, DIFAL, exempt and non-taxed services, ICAP and Covenant 39. The current value of the deposits referring to this discussion is R$ 27,752 (R$ 26,213 on December 31, 2023).

(j)	Charges related to cases of Jornal do Brasil that were directed to the company. The current value of the deposits referring to this discussion is R$ 18,053 (R$ 15,759 on December 31, 2023).

57

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)
12.	Other financial assets

	Parent Company
	June 2024	December 2023

Other financial assets	302,812	216,721

C6 Bank bonus warrant (i)	162,958	162,958
5G Fund (ii)	139,854	53,763

Non-current portion	302,812	216,721

The initial recognition of an equity instrument in the balance sheet is carried at its fair value as of the acquisition or issue date. Such financial assets and liabilities are subsequently measured at fair value through profit or loss. Changes arising from the fair value measurement, where applicable, shall be recognised in the result when incurred, under the line of financial income.

(i) On March 23, 2020, TIM S.A. and BANCO C6 S.A. concluded the negotiations over a strategic partnership aimed at developing combined offerings with special benefits to the customer bases of Partners.

In July 2020, the first offering was launched in partnership with Banco C6, with special conditions to TIM customers who are also C6 customers. The innovating partnership provides great potential to generate value for both companies through user base growth and greater customer loyalty.

On February 1, 2021, TIM announced that, within the scope of this partnership, the right to exercise Subscription Warrant equivalent to the indirect interest of approximately 1.44% of Banco C6’s share capital Banco C6 as a result of meeting, in December 2020, the 1st level of the agreed targets. Subsequently, the Company exercised its option to acquire and convert C6 shares, which represents approximately 1.44% of the Bank and totals R$ 162,958. It is worth highlighting that once the option is exercised, TIM started holding a minority position and does not have a position of control or significant influence in the management of C6.

(i) The Company has invested approximately R$ 139 million (R$ 54 million in 2023) in the Investment fund focused on 5G solutions “Upload Ventures Growth”.

Out of this total amount, it is worth emphasizing that on April 30, 2024, the company made a new contribution of approximately US$ 15 million (R$ 77 million) to the 5G Fund, reinforcing its commitment to boosting the development of solutions based on 5G technology.

According to the requirements of IFRS 9 / CPC 48, the financial instrument must be valued at its fair value and the Company must disclose the level classification of each financial instrument. See Note 37 in the section on Financial instruments measured at fair value for details of this information.

58

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)
13.	Other assets

	Parent Company
	June 2024	December 2023

Other assets	295,674	284,902

Advances to employees	36,891	7,033
Advances to suppliers	59,647	66,018
Amounts receivable from TIM Brasil (Note 35)	23,310	22,803
Amounts receivable from incentivized projects	37,740	43,138
Taxes and labor contributions to offset	83,571	83,981
Other (i)	54,515	61,929

Current portion	(255,452)	(239,318)
Non-current portion	40,222	45,584

(i) A major portion related to: (a) other advances of R$ 17,164 (R$ 16,960 on December 31, 2023); (b) employee benefits reimbursement amounts to R$ 14,024 (R$ 14,344 as of December 31, 2023).

14.	Investment

The ownership interest in associated company or subsidiary is valued using the equity accounting method.

Cozani

As mentioned in Note 1.2, on April 20, 2022, TIM S.A. (jointly with other buyers Telefônica Brasil S.A. and Claro S.A.), after complying with the precedent conditions established by the Administrative Council for Economic Defense (CADE) and ANATEL, concluded the process of acquiring the mobile assets of Oi Móvel S/A – Under Court-Ordered Reorganization.

With the conclusion of the Transaction, TIM S.A. now holds 100% of the share capital of Cozani, a company that corresponds to the part of the unit of assets, rights and obligations of Oi Móvel acquired by the Company. On April 1, 2023, TIM S.A. acquired Cozani, therefore, for all effects, the latter was dissolved and consequently, for all purposes and effects, TIM S.A. does not have equity interest in Cozani on June 30, 2024 or December 31, 2023.

I-Systems

In November 2021, as a result of the spin-off of net assets from the broadband business and creation of I-Systems, TIM S.A. disposed of 51% of its equity interest on behalf of IHS. As a result of this transaction, a loss of control took place and TIM S.A. no longer consolidates the Company, recording the investment in the associated company in the amount of R$ 1,612,957, at fair value, for the remaining minority interest (non-controlling) of 49%.

TIM S.A. has 49% (49% on December 31, 2023) in the share capital of I-Systems. The following table represents summarized financial information about the investments of I-Systems:

59

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)
	June 2024	December 2023
Assets	2,115,998	2,053,886
Current and non-current assets	372,941	320,824
Tangible and intangible assets	1,743,057	1,733,062

Liabilities and shareholders’ equity	2,115,998	2,053,886
Current and non-current liabilities	795,711	669,921
Shareholders' equity	1,320,287	1,383,965

Company’s proportional interest	49%	49%

Adjustment to fair value	733,757	733,757
Investment cost	671,468	717,055
Fair value of investment (Note 14.b)	1,405,225	1,450,812

June 2024	December 2023

Net loss for the year/period	(91,758)	(182,254)
Company’s proportional interest	49%	49%
Company’s interest in the associated company’s income (loss)	(45,587)	(89,304)

a)	Interest in subsidiaries and associated company

	Associated companies		Subsidiary	Total
	June 2024 I-Systems	December 2023 I-Systems	Cozani up to 03/31/2023	June 2024	December 2023

Total number of shares	1,794,287,995	1,794,287,995	-	-	-

Interest in total capital	49%	49%	-	-	-

Shareholders' equity	1,320,287	1,383,965	-	-	-

Income (loss) for the period/year	(91,756)	(182,255)	-	-	-

Equity in earnings (i)	(45,587)	(89,304)	153,387	(45,587)	64,083
Amortization of surplus	-	-	(53,781)	-	(53,781)

Investment value	1,405,225	1,450,812	-	1,405,225	1,450,812

60

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

(i) Cozani’s results show the changes from the acquisition date. The date of acquisition and transfer of control was April 20, 2022 and the results of the subsidiary Cozani were consolidated on April 30, 2022, as the financial information available is closest to the date of transfer of control. Management concluded that the impacts of results generated between the date of acquisition and the beginning of consolidation are immaterial. On April 1, 2023, Cozani was incorporated by TIM S.A. Therefore, there is no longer a company controlled by TIM S.A.

b)	Change of investment in associated company:

I-Systems (associated company)

Balance of investment on December 31, 2023	1,450,812
Equity in earnings	(45,587)
Balance of investment on June 30, 2024	1,405,225

	I-Systems (associated company)	Cozani (merged subsidiary)	Total

Balance of investment on December 31, 2022	1,540,116	4,199,623	5,739,739
Amortization of surplus up to March 31, 2023	-	(53,781)	(53,781)
Equity in earnings	(41,679)	153,387	111,708
Cozani shareholders’ equity – acquired by TIM S.A.	-	(1,194,523)	(4,299,229)
Surplus of radio frequency and customer list		(3,104,706)
Balance of investment on June 30, 2023	1,498,437	-	1,498,437

15.	Property, plant and equipment

Property, plant and equipment are measured at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only if applicable). Depreciation is calculated based on the straight-line method over terms that consider the expected useful lives of the assets and their residual values. On June 30, 2024 and December 31, 2023, the Company has no other indication of impairment in its property, plant and equipment.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful lives of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. The interest incurred in updating the provision is classified as financial expenses.

61

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

Gains and losses on disposal are determined by comparing the amounts of these disposals with the book value at the time of the transaction and are recognized in “other operating expenses (revenue), net” in the statement of income.

•	Changes in property, plant and equipment
	Parent Company
	Balance in December 2023	Additions	Write-offs (1)	Transfers	Balance in June 2024

Total cost of property, plant and equipment, gross	70,343,331	3,016,413	(352,364)	-	73,007,380
Commutation/transmission equipment	38,274,244	(3,654)	(35,196)	1,698,577	39,933,971
Fiber optic cables	786,762	-	-	3,950	790,712
Leased handsets	4,082,742	323	(3,249)	103,106	4,182,922
Infrastructure	7,737,385	-	(9,695)	88,158	7,815,848
Informatics assets	1,803,782	-	(367)	3,595	1,807,010
General use assets	1,004,301	-	(385)	20,283	1,024,199
Right-of-use in leases (i)	15,973,178	1,265,499	(303,700)	-	16,934,977
Land	38,588	-	-	-	38,588
Construction in progress	642,349	1,754,245	228	(1,917,669)	479,153

Total accumulated depreciation	(47,931,516)	(2,549,419)	45,294	-	(50,435,641)
Commutation/transmission equipment	(28,413,977)	(1,283,391)	33,650	-	(29,663,718)
Fiber optic cables	(644,978)	(30,196)	-	-	(675,174)
Leased handsets	(3,761,002)	(99,928)	1,788	-	(3,859,142)
Infrastructure	(5,325,647)	(173,120)	9,222	-	(5,489,545)
Informatics assets	(1,715,818)	(19,270)	366	-	(1,734,722)
General use assets	(755,528)	(24,792)	268	-	(780,052)
Right-of-use in leases	(7,314,566)	(918,722)	-	-	(8,233,288)
Total property, plant and equipment, net	22,411,815	466,994	(307,070)	-	22,571,739
Commutation/transmission equipment	9,860,267	(1,287,045)	(1,546)	1,698,577	10,270,253
Fiber optic cables	141,784	(30,196)	-	3,950	115,538
Leased handsets	321,740	(99,605)	(1,461)	103,106	323,780
Infrastructure	2,411,738	(173,120)	(473)	88,158	2,326,303
Informatics assets	87,964	(19,270)	(1)	3,595	72,288
General use assets	248,773	(24,792)	(117)	20,283	244,147
Right-of-use in leases	8,658,612	346,777	(303,700)	-	8,701,689
Land	38,588	-	-	-	38,588
Construction in progress	642,349	1,754,245	228	(1,917,669)	479,153

62

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)
	Parent Company
	Balance in December 2022	Additions	Write-offs	Transfers	Addition by merger	Balance in June 2023

Total cost of property, plant and equipment, gross	54,530,017	2,683,375	(53,956)	-	11,371,149	68,530,585
Commutation/transmission equipment	28,749,731	-	(42,513)	1,765,336	6,527,485	37,000,039
Fiber optic cables	783,396	-	-	762	-	784,158
Leased handsets	2,956,156	-	(2,180)	108,415	920,690	3,983,081
Infrastructure	6,921,727	-	(5,371)	133,952	572,350	7,622,658
Informatics assets	1,780,652	-	(2,062)	19,707	-	1,798,297
General use assets	957,396	-	(263)	15,596	9,202	981,931
Right-of-use in leases	11,493,062	941,907	(865)	-	3,341,422	15,775,526
Land	39,802	-	-	-	-	39,802
Construction in progress	848,095	1,741,468	(702)	(2,043,768)	-	545,093

Total accumulated depreciation	(34,754,757)	(2,453,034)	51,142	-	(8,289,050)	(45,445,699)
Commutation/transmission equipment	(20,101,222)	(1,134,004)	42,658	-	(6,088,197)	(27,280,765)
Fiber optic cables	(583,854)	(30,703)	-	-	-	(614,557)
Leased handsets	(2,677,840)	(82,381)	1,045	-	(920,672)	(3,679,848)
Infrastructure	(4,404,860)	(181,484)	5,240	-	(587,153)	(5,168,257)
Informatics assets	(1,675,605)	(23,482)	2,061	-	-	(1,697,026)
General use assets	(698,448)	(24,976)	138	-	(7,706)	(730,992)
Right-of-use in leases	(4,612,928)	(976,004)	-	-	(685,322)	(6,274,254)
Total property, plant and equipment, net	19,775,260	230,341	(2,814)	-	3,082,099	23,084,886
Commutation/transmission equipment	8,648,509	(1,134,004)	145	1,765,336	439,288	9,719,274
Fiber optic cables	199,542	(30,703)	-	762	-	169,601
Leased handsets	278,316	(82,381)	(1,135)	108,415	18	303,233
Infrastructure	2,516,867	(181,484)	(131)	133,952	(14,803)	2,454,401
Informatics assets	105,047	(23,482)	(1)	19,707	-	101,271
General use assets	258,948	(24,976)	(125)	15,596	1,496	250,939
Right-of-use in leases	6,880,134	(34,097)	(865)	-	2,656,100	9,501,272
Land	39,802	-	-	-	-	39,802
Construction in progress	848,095	1,741,468	(702)	(2,043,768)	-	545,093

63

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)
	Consolidated
	Balance in December 2022	Additions	Write-offs	Transfers	Balance in June 2023

Total cost of property, plant and equipment, gross	65,529,479	3,457,283	(427,573)	-	68,559,189
Commutation/transmission equipment	35,061,237	-	(42,513)	1,765,336	36,784,060
Fiber optic cables	783,396	-	-	762	784,158
Leased handsets	3,876,846	-	(2,180)	108,415	3,983,081
Infrastructure	7,710,055	-	(5,371)	133,952	7,838,636
Informatics assets	1,780,690	-	(2,062)	19,707	1,798,335
General use assets	966,562	-	(263)	15,596	981,895
Right-of-use in leases	14,462,803	1,715,814	(374,480)	-	15,804,137
Land	39,802	-	-	-	39,802
Construction in progress	848,088	1,741,469	(704)	(2,043,768)	545,085

Total accumulated depreciation	(42,868,327)	(2,657,118)	51,142	-	(45,474,303)
Commutation/transmission equipment	(26,235,111)	(1,088,304)	42,658	-	(27,280,757)
Fiber optic cables	(583,854)	(30,703)	-	-	(614,557)
Leased handsets	(3,598,459)	(82,434)	1,045	-	(3,679,848)
Infrastructure	(4,992,013)	(181,484)	5,240	-	(5,168,257)
Informatics assets	(1,675,606)	(23,482)	2,061	-	(1,697,027)
General use assets	(706,014)	(25,116)	138	-	(730,992)
Right-of-use in leases	(5,077,270)	(1,225,595)	-	-	(6,302,865)
Total property, plant and equipment, net	22,661,152	800,165	(376,431)	-	23,084,886
Commutation/transmission equipment	8,826,126	(1,088,304)	145	1,765,336	9,503,303
Fiber optic cables	199,542	(30,703)	-	762	169,601
Leased handsets	278,387	(82,434)	(1,135)	108,415	303,233
Infrastructure	2,718,042	(181,484)	(131)	133,952	2,670,379
Informatics assets	105,084	(23,482)	(1)	19,707	101,308
General use assets	260,548	(25,116)	(125)	15,596	250,903
Right-of-use in leases	9,385,533	490,219	(374,480)	-	9,501,272
Land	39,802	-	-	-	39,802
Construction in progress	848,088	1,741,469	(704)	(2,043,768)	545,085

The construction in progress represents the cost of projects in progress related to the construction of networks and/or other tangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

64

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

The lease rights of use are represented by leased agreements of identifiable assets within the scope of IFRS16 / CPC 06 (R2) standard. These rights refer to leases of network infrastructure, stores and kiosks, real estate, land (Network) and fiber, as below:

	Parent Company
Right-of-use in lease	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances at December 31, 2023	4,677,149	833,391	2,351,707	796,365	8,658,612
Additions (i)	503,595	288,828	108,667	364,409	1,265,499
Remeasurement	(144,947)	(2,010)	(156,743)	-	(303,700)
Depreciation	(384,295)	(75,273)	(210,035)	(249,119)	(918,722)
Balances at June 30, 2024	4,651,502	1,044,936	2,093,596	911,655	8,701,689
Annual depreciation rates	12.25%	11.80%	12.50%	9.64%

(i) The change in the right of use in leases includes lease incentives received, totaling R$ 65 million.

	Parent Company
Right-of-use in lease	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances at December 31, 2022	3,637,960	639,210	1,596,882	1,006,082	6,880,134
Additions by merger	1,478,836	-	1,177,264	-	2,656,100
Additions	457,863	118,804	305,228	60,012	941,907
Remeasurement	51,678	(34,218)	(18,325)	-	(865)
Depreciation	(454,927)	(67,919)	(208,353)	(244,805)	(976,004)
Balances at June 30, 2023	5,171,410	655,877	2,852,696	821,289	9,501,272
Annual depreciation rates	12.29%	11.71%	12.65%	7.83%

	Consolidated
Right-of-use in lease	Network infrastructure	Shops & kiosks and real estate	Land (Network)	Fiber	Total
Balances at December 31, 2022	5,346,449	639,210	2,393,792	1,006,082	9,385,533

Additions	474,451	118,804	766,001	60,012	1,419,268
Remeasurement	111	(34,218)	(43,827)	-	(77,934)
Depreciation	(649,601)	(67,919)	(263,270)	(244,805)	(1,225,595)
Balances at June 30, 2023	5,171,410	655,877	2,852,696	821,289	9,501,272
Annual depreciation rates	12.29%	11.71%	12.65%	7.83%

65

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)
•	Depreciation rates

Commutation/transmission equipment	6.67−20
Fiber optic cables	10
Leased handsets	14.28−50
Infrastructure	4–20
Informatics assets	10–20
General use assets	10–20
Leasehold improvements	10–20

In 2023, pursuant to IAS 16 / CPC 27, approved by a CVM Deliberation 73, the Company assessed the useful life estimates for their property, plant and equipment, concluding that there were no significant changes or alterations to the circumstances on which the estimates were based that would justify changes to the useful lives currently in use.

16.	Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable) and reflect: (i) the purchase of authorizations and rights to use radio frequency bands, and (ii) software in use and/or development. Intangible assets also include: (i) infrastructure right-of-use of other companies, and (ii) goodwill on expectation of future profits in purchases of companies.

Amortization charges are calculated using the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

Financial charges on funds raised generically (with no specific allocation), used to obtain a qualifying asset, which is an asset that necessarily demands a substantial period of time to become ready for intended use is capitalized as part of this asset’s cost when it is probable that will result in future economic benefits to the Entity and such costs can be reliably measured. Within this concept, we had the capitalization of charges for the 700MHz 4G license between 2014 and 2019 and we had the capitalization of charges on the acquisition of the 5G license for the radio frequency not readily available and other obligations related to such radio frequency between 2021 and 2023. As of the second quarter of 2023, the capitalization of interest and charges on this asset ended. These costs are amortized over the estimated useful lives.

The values of permits for the operation of SMP and rights to use radio frequencies, as well as software, goodwill and others are demonstrated as follows:

The cost of intangible assets acquired in a business combination corresponds to their fair value at acquisition date. After the initial recognition, the intangible assets are stated at cost, less accumulated amortization and impairment losses.

Intangible assets with undefined useful lives are not amortized but tested for impairment on an annual basis, individually or at cash generating unit level.

66

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)
(a)	Changes in intangible assets

	Parent Company
	Balance in December 2023	Additions/ Amortization	Write-offs	Transfers	Balance in June 2024

Total cost of intangible assets, gross	46,313,583	530,446	(165)	-	46,843,864
Software licenses	23,167,846	-	(11)	407,833	23,575,668
Authorizations	18,794,239	59,461	-	16,301	18,870,001
Goodwill	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas	207,589	-	-	5,115	212,704
List of customers	253,629.00	-	-	-	253,629
Other assets	574,245	-	-	1,162	575,407
Intangible assets under development	203,866	470,985	(154)	(430,411)	244,286

Total accumulated amortization	(30,688,542)	(960,854)	10	-	(31,649,386)
Software licenses	(20,785,708)	(470,764)	10	-	(21,256,462)
Authorizations	(9,377,907)	(447,464)	-	-	(9,825,371)
Infrastructure right-of-use - LT Amazonas	(97,174)	(5,442)	-	-	(102,616)
List of customers	(55,137)	(16,541)	-	-	(71,678)
Other assets	(372,616)	(20,643)	-	-	(393,259)

Total intangible assets, net	15,625,041	(430,408)	(155)	-	15,194,478
Software licenses(c)	2,382,138	(470,764)	(1)	407,833	2,319,206
Authorizations(f)	9,416,332	(388,003)	-	16,301	9,044,630
Goodwill(d)	3,112,169	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas(e)	110,415	(5,442)	-	5,115	110,088
List of customers	198,492.00	(16,541)	-		181,951
Other assets	201,629	(20,643)	-	1,162	182,148
Intangible assets under development	203,866	470,985	(154)	(430,411)	244,286

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

	Parent Company
	Balance in December 2022	Additions/ Amortization	Addition by merger	Write-offs	Transfers	Capitalized interest	Balance in June 2023

Total cost of intangible assets, gross	38,732,905	492,507	6,446,789	(13)	-	95,678	45,767,866
Software licenses	20,876,377	-	1,366,860	(13)	485,597	-	22,728,821
Authorizations	11,250,610	8,843	4,598,839	-	2,890,938	-	18,749,230
Goodwill(i)	3,112,169	-	-	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas	201,778	-	-	-	5,811	-	207,589
List of customers	-	-	253,629	-	-	-	253,629
Other assets	339,417	-	227,461	-	1,415	-	568,293
Intangible assets under development	2,952,554	483,664	-	-	(3,383,761)	95,678	148,135

Total accumulated amortization	(25,730,124)	(885,223)	(3,102,345)	13	-	-	(29,717,679)
Software licenses	(18,454,058)	(492,653)	(1,355,500)	13	-	-	(20,302,198)
Authorizations	(6,984,930)	(362,458)	(1,586,245)	-	-	-	(8,933,633)
Infrastructure right-of-use - LT Amazonas	(86,488)	(5,287)	-	-	-	-	(91,775)
List of customers		(8,284)	(30,312)	-	-	-	(38,596)
Other assets	(204,648)	(16,541)	(130,288)	-	-	-	(351,477)

Total intangible assets, net	13,002,781	(392,716)	3,344,444	-	-	95,678	16,050,187
Software licenses(c)	2,422,319	(492,653)	11,360	-	485,597	-	2,426,623
Authorizations(f)	4,265,680	(353,615)	3,012,594	-	2,890,938	-	9,815,597
Goodwill(d)	3,112,169	-	-	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas(e)	115,290	(5,287)	-	-	5,811	-	115,814
List of customers	-	(8,284)	223,317	-			215,033
Other assets	134,769	(16,541)	97,173	-	1,415	-	216,816
Intangible assets under development	2,952,554	483,664	-	-	(3,383,761)	95,678	148,135

68

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

	Consolidated
	Balance in December 2022	Additions/ Amortization	Write-offs	Transfers	Capitalized interest	Balance in June 2023

Total cost of intangible assets, gross	45,179,692	492,506	(13)	-	95,678	45,767,863
Software licenses	21,979,251	-	(13)	485,597	-	22,464,835
Authorizations	15,839,784	8,843	-	2,890,938	-	18,739,565
Goodwill	3,112,169	-	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas	201,778	-	-	5,811	-	207,589
Other assets	819,207	-	-	1,415	-	820,622
Intangible assets under development	3,227,503	483,663	-	(3,383,761)	95,678	423,083

Total accumulated amortization	(28,763,144)	(954,545)	13	-	-	(29,717,676)
Software licenses	(19,922,202)	(494,597)	13	-	-	(20,416,786)
Authorizations	(8,403,807)	(372,264)	-	-	-	(8,776,071)
Infrastructure right-of-use - LT Amazonas	(86,488)	(5,287)	-	-	-	(91,775)
List of customers
Other assets	(350,647)	(82,397)	-	-	-	(433,044)

Total intangible assets, net	16,416,548	(462,039)	-	-	95,678	16,050,187
Software licenses(c)	2,057,049	(494,597)	-	485,597	-	2,048,049
Authorizations(f)	7,435,977	(363,421)	-	2,890,938	-	9,963,494
Goodwill(d)	3,112,169	-	-	-	-	3,112,169
Infrastructure right-of-use - LT Amazonas(e)	115,290	(5,287)	-	5,811	-	115,814
List of customers
Other assets	468,560	(82,397)	-	1,415	-	387,578
Intangible assets under development	3,227,503	483,663	-	(3,383,761)	95,678	423,083

The intangible assets in progress represent the cost of projects in progress related to the intangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets. From December 2021 to April 2023 includes the amounts for acquisition values of the 5G License, which were transferred to goods in service (“Authorizations”) in April 2023, as per note 16.f.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

(b) Amortization rates

Annual fee %

Software licenses	20
Authorizations	5–25
Infrastructure right-of-use	up to 5
Other assets	up to 10
List of Cozani’s clients	13.04
Cozani’s permit license capital gains	5.66

(c) Software licenses

Software maintenance costs are recognized as an expense, as incurred. Development costs that are directly attributable to software product design and testing, and are identifiable and exclusive, controlled by the Group, are recognized as intangible assets when the capitalization criteria are met.

Directly attributable costs that are capitalized as part of the software product are related to employee costs directly allocated in its development.

(d) Goodwill registered

The Company has the following goodwill, based on the expected future profitability on June 30, 2024 and December 31, 2023.

Goodwill on the acquisition of Cozani

As described in Note 1.2.1, in April 2022 the Company acquired 100% of Cozani, with a total consideration paid of R$ 7,211,585 and identifiable assets, net of liabilities assumed, at a fair value of R$ 4,575,159. Therefore, having a remaining amount of goodwill allocated from R$ 2,636,426, which is recorded on June 30, 2024 and December 31, 2023.

The Company describes the accounting practice adopted in business combinations in the Note 2e that initially, goodwill is initially measured as being the excess of consideration transferred in relation to net assets acquired (acquired identifiable assets and assumed liabilities).

After initial recognition, the goodwill is carried at cost less impairment losses (if any). For purposes of impairment testing, goodwill acquired in a business combination is, as of the acquisition date, allocated to the respective cash-generating units that are expected to benefit from the combination. In the case of the TIM group, the goodwill was allocated to the mobile cash generating unit, which is the only one identified so far.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

Goodwill from TIM Fiber SP and TIM Fiber RJ acquisitions – TIM Celular S.A. (merged by Intelig, current TIM S.A.) acquired, at the end of 2011, the companies Eletropaulo Telecomunicações Ltda. (which subsequently had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which subsequently had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively. TIM Fiber SP Ltda. and TIM Fiber RJ S.A. were merged into TIM Celular S.A. on August 29, 2012. TIM Celular S.A. recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the purchase price allocation process, in the amount of R$ 1,159,649.

In November 2021, the Company concluded the drop-down of liquid assets related to the residential broadband business linked to the secondary network infrastructure to the wholly-owned subsidiary FiberCo and sold 51% of the equity interest in FiberCo, currently named I- Systems, on behalf of IHS. Currently, due to the closing of the transaction, TIM S.A. wrote-off about 90% of the total goodwill recorded in the acquisition of TIM Fiber SP Ltda. and TIM Fiber RJ S.A. in the amount of R$ 1,051,477. As a result, IHS currently holds 51% of the share capital of I-Systems, with TIM S.A. having a minority (non-controlling) interest of 49% in I-Systems. Consequently, with the closing of this deal in November 2021, the goodwill initially recorded on the acquisition of the companies Fiber RJ and Fiber SP was reduced to R$ 108,171 and this balance was recorded on June 30, 2024 and December 31, 2023.

On August 31, 2020, with the merger of TIM Participações S.A. by TIM S.A., the Company recorded the goodwill arising from the merger of the net assets of TIM Participações, which were originated in acquisition transactions as described below:

Goodwill acquisition of "Intelig" by TIM Participações – the goodwill arising from the acquisition of TIM S.A. (formerly ”Intelig") in December 2009 in the amount of R$ 210,015 is represented/based on the expectation of future profitability of the Company.

Goodwill from the acquisition of minority interests in TIM Sul and TIM Nordeste – TIM Participações S.A. (merged by TIM S.A. in August 2020) acquired in 2005, all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies into full subsidiaries. The goodwill resulting from this transaction amounted to R$ 157,556.

Impairment test

As required by the accounting standard, the Company tests goodwill on business combinations.

The methodology and assumptions used by Management for the aforementioned impairment test is summarized below:

The Management of the Company understands that the smallest unit generating cash for impairment testing of goodwill in the acquisition of the companies previously described covers TIM S.A., Tim Group’s operating company in Brazil and that in 2023 merged Cozani’s balances, acquired in 2022. This methodology is aligned with the company's strategic direction. It is worth highlighting that the group’s results are mainly represented by TIM S.A., but since the merger of Cozani occurred on April 1, 2023, these results impacted the consolidated TIM S.A. until March 31, 2023.

On December 31, 2023, the impairment test was performed by comparing the book value with the fair value minus the disposal costs of the asset, as foreseen in IAS 36 / CPC 1.

For the calculation of fair value, the level of hierarchy within which the measurement of the fair value of the asset (cash generating unit) is classified was considered. For the company, as there is only one CGU this was classified in its entirety as Level 1, for the disposal costs we consider that it is irrelevant considering the variation between the fair value level 1 and the book value of the cash generating unit.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

The fair value of Level 1 financial instruments comprises the instruments traded in active markets and based on quoted market prices on the balance sheet date. A market is considered active when the quoted prices are readily and regularly available from an Exchange, distributor, broker, industry group, pricing service or regulatory agency, and these prices represent actual market transactions which occur regularly on a purely commercial basis.

Company’s shares are traded on B3 – Brasil, Bolsa, Balcão (“B3”) with code (TIMS3) and have a regular trading volume that allows the measurement (Level 1) as the product between the quoted price for the individual asset or liability and the amount held by the entity.

On December 31, 2023, the measurement was made based on the value of the share at the balance sheet closing date and sensitivity tests were also performed and in none of the scenarios was identified any indication of impairment, being the fair value determined higher than the book value. Therefore, being the fair value higher than the book value, it is not necessary to calculate the value in use. Therefore, the calculations carried out at the consolidated level essentially contemplate the results and accounting balances of TIM S.A., so the management of the Company concludes that the use of the fair value less of cost of sales methodology is adequate to conclude that there is no provision for impairment since the fair value less the cost of sales is higher than the total book value of the cash generating unit.

On June 30, 2024, the Company carried out the analysis of all tangible, intangible assets and investments and did not identify any impairment indicators.

(e) Infrastructure right-of-use - LT Amazonas

The company has signed infrastructure rights agreements with companies that operate electricity transmission lines in the Northern Region of Brazil. These contracts fall within the scope of IFRIC 4 / ICPC 3 as financial commercial leases.

Additionally, the Company has signed network infrastructure sharing agreements with Telefónica Brasil S.A., also in the North Region. In these, the two operators optimize resources and reduce their respective operating costs.

(f) Authorizations

4G License

In this item are recorded the values related to the acquisition of Lot 2 in the auction of the 700 MHz band in the amount of R$ 1,739 million, in addition to the costs related to the cleaning of the frequency of the 700 MHZ band acquired, which totaled R$ 1,199 million, in nominal values. As it is a long-term obligation, the amount payable of R$ 1,199 million was reduced by R$ 47 million by applying the concept of adjustment to present value (“AVP”). The aforementioned license fell under the concept of qualifying asset. Consequently, the financial charges on resources raised without a specific destination, used for the purpose of obtaining a qualifying asset, were capitalized between the years 2014 and 2019.

5G License

In 2021, there was a record regarding the acquisition of the 5th Generation (“5G”) mobile telephony radio frequencies.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

In November 2021, TIM participated in the 5G Auction and was the winner of several lots in the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands. These licenses will be paid over a period of 10 to 20 years, subject to restatement at the Selic rate. In December 2021, the Company signed the Terms of Authorization for these radio frequencies, generating the accounting of an intangible asset related to the licenses in the amount of R$ 884 million and the obligations related to said licenses (among them, disbursements with costs of the public notice and disbursement obligations with the management entities described below) in the amount of R$ 2,680 million.

Aiming to fulfill the additional obligations, the Company foresees, according to the notice, that there will the constitution of managing entities, which are only intended to fulfill the commitments provided for in the Auction. The companies that win the Auction must disburse only the amounts provided for in the public notice so that such entities comply with the defined obligations. There are additional obligations provided for related to 3.5GHz radio frequency (the band cleaning obligation, interference solution, among others), which must be complied with by the Band Management Entity (“EAF”), and related to 26GHz radio frequency (connectivity project for public schools), which must be complied with by the Entity Managing the Connectivity of Schools (“EACE”).

On the signature date of the terms, in December 2021, the 2.3GHz and 26GHz radio frequencies were readily available for use by the Company (operating assets), generating the registration in 2021 in “Authorizations” of the amounts related to the licenses (R$ 614 million) and the obligations related to the 26GHz license, which will be fulfilled through EACE (R$ 550 million). The disbursements with EACE (R$ 633 million), provided for in the Public Notice, occurred in 5 semi-annual installments between 2022 and 2024, and were monetarily restated by the IGP-DI. The Company evaluated the application of the concept of adjustment to present value (“AVP”) upon initial recognition (R$ 83 million).

The 3.5GHz radio frequency was not readily available, requiring spectrum cleaning activities to be available for use, and, thus, it was registered in assets in progress (R$ 270 million). Therefore, the obligations related to this activity, to be carried out by EAF (R$ 2,104 million) were also recorded under assets in progress. The disbursements with the EAF, as provided for in the Public Notice, were restated by the IGP-DI until the disbursement dates. Such disbursements took place in 2 installments in 2022 (R$ 1,090 million in February and R$ 1,133 million in May) to EAF.

Furthermore, as described above, the Company capitalizes loan costs for qualifying assets that require a substantial period of time to be in a condition for use as intended by Management. This concept includes the 3.5GHz radio frequency. In the second quarter of 2023, the asset was considered available for use by the Company, ceasing such capitalization. Thus, the transfer of goods in progress to the line of authorizations in service was carried out. The Company recorded R$ 95 million in intangible assets referring to interest calculated based on the Selic rate until 2023, incurred on the 3.5GHz radio frequency and did not capitalize the inflation adjustments of amounts due to EAF in 2023 since there is no further balance to disburse with this entity.

The total effect on the Company’s intangible assets on June 30, 2024 referring to 5G radio frequencies and related obligations was R$ 4,053 million (R$ 4,053 million in 2023) and there are no more balances of assets in progress relating to 5G licenses since 2023.

17.	Other amounts recoverable

These refer to Fistel credit amounts arising from the decrease of the customer base, which may be offset by future changes in the base, or used to reduce future obligations, and are expected to be used in the decrease of the TFF contribution (operating supervision fee) due to Anatel.

On June 30, 2024, this credit is R$ 54,462 (R$ 80,963 on December 31, 2023).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)
18.	Leases

When entering into a contract, the Company assesses whether the contracts signed are (or contain) a lease. An agreement is (or contains) a lease if it transmits the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases whose the Company is a lessee are capitalized at the lease's commencement at the lower of the fair value of the leased asset (right-of-use) and the present value of payments provided for in contract, and lease liability as a counterparty. Interest related to the leases is taken to income as financial costs over the term of the contract.

Leases in which the Company, as a lessor, transfers substantially all the risks and rewards of ownership to the other party (lessee) are classified as finance leases. These lease values are transferred from the intangible assets of the Company and are recognized as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income as financial revenue over the contractual term.

Asset leases are financial assets or liabilities classified and/or measured at amortized cost.

Assets

	Parent Company
	June 2024	December 2023
LT Amazonas(i)	179,044	177,569
Sublease “resale stores” – IFRS 16 (ii)	60,890	58,772
	239,934	236,341

Current portion	(31,415)	(29,886)
Non-current portion	208,519	206,455

The table below presents the schedule of cash receipts for the agreement currently in force, representing the estimated receipts (nominal values) in the signed agreements. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value.

	Up to June 2025	July 2025 to June 2030	July 2030 onwards	Nominal values	Present value
	57,879	208,523	101,407	367,809	239,934
LT Amazonas(i)	32,007	161,244	101,407	294,658	179,044
Sublease “resale stores” – IFRS 16	25,872	47,279	-	73,151	60,890

(i) LT Amazonas

As a result of the contract signed with LT Amazonas in 2013, the Company signed network infrastructure sharing agreements with Telefónica Brasil S.A. In these agreements, the company and Telefónica Brasil S.A. share investments made in the Northern Region of Brazil. The company has monthly amounts receivable from Telefónica Brasil S.A. for a period of 20 years, adjusted annually by the IPC-A. The discount rate used to calculate the present value of the installments due is 12.56% per annum, considering the date of signing the agreement.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

(ii) Subleases - Stores - IFRS 16

The Company, due to sublease agreements for third parties in some of its stores, recognized the present value of short and long term receivables, which are equal in value and term to the liability cash flows of the contracts called “resale stores”. The impact on lease liabilities is reflected in the group “Leases - Shops & Kiosks and Real Estate”.

The amount of the Company’s subleasing revenue in the period ended June 30, 2024, is R$ 30,961 (R$ 30,490 in the same period of 2023).

Liabilities

	Parent Company
	June 2024	December 2023

LT Amazonas(i)	332,198	327,820
Sale of towers (leaseback)(ii)	1,641,914	1,679,221
Other(iv)	135,892	147,051
Subtotal	2,110,004	2,154,092

Other leases:(iii)
Leases – Network Infrastructure	5,647,613	5,476,509
Leases - Shops & kiosks & real estate	1,195,994	958,981
Leases - Land (Network)	2,535,793	2,793,441
Leases – Fiber	990,157	873,752
Subtotal leases IFRS 16 / CPC 06 (R2)	10,369,557	10,102,683
Total	12,479,561	12,256,775

Current portion	(1,855,016)	(1,808,740)
Non-current portion	10,624,545	10,448,035

The amount of interest paid in the period ended June 30, 2024 related to IFRS 16 / CPC 06 (R2) was R$ 567,985 (R$ 556,128 in the same period of 2023).

In 2024, the amount of R$ 59 million (R$ 57 million in the same period of 2023) was paid, referring to fines applied related to the decommissioning process of sites.

Changes to the lease liabilities are shown in note 37.

The table below presents the future payment schedule for the agreements in force, representing the estimated disbursements (nominal values) in the signed agreements. These nominal balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

Parent Company

	Up to June 2025	July 2025 to June 2030	July 2030 onwards	Nominal values	Present value
Total - Lease liability	2,955,968	9,099,480	8,453,745	20,509,193	12,479,561

LT Amazonas(i)	73,381	306,270	192,783	572,434	332,198
Sale and leaseback of Towers(ii)	296,961	1,432,777	1,456,368	3,186,106	1,641,914
Other(iii)	39,706	123,987	7,170	170,863	135,892

Total other leases(iv)	2,545,920	7,236,446	6,797,424	16,579,790	10,369,557
Leases – Network infrastructure	1,261,723	4,060,647	3,889,019	9,211,389	5,647,613
Leases - Shops & kiosks & real estate	269,466	803,071	970,096	2,042,633	1,195,994
Leases - Land (Network)	536,265	1,685,793	1,938,309	4,160,367	2,535,793
Leases – Fiber	478,466	686,935	-	1,165,401	990,157

i) LT Amazonas

In 2013, the Company executed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted from the date on which the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, restated annually at the IPCA.

The discount rate used to calculate the present value of the installments due is 14.44% per annum, considering the signing date of agreements with transmission companies.

ii) Sale and leaseback of Towers

The Company entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) in November 2014 and January 2015 for up to 6,481 telecommunications towers then owned by TIM Celular, for an amount of approximately R$ 3 billion, and a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with a provision for monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provided for the towers to be transferred in tranches to ATC, due to the need to meet certain conditions precedent.

In total, 5,873 towers were transferred, being 54,336 and 5,483 in the years 2017, 2016 and 2015, respectively. This transaction resulted in a sales amount of R$ 2,651,247, of which R$ 1,088,390 was booked as deferred revenue and will be amortized over the period of the contract (Note 23).

The discount rates used at the date of the transactions, ranging from 11.01% to 17.08% per annum, were determined based on observable market transactions that the company (the lessee) would have to pay on a similar lease and/or loan.

(iii) It is substantially represented by lease transactions in transmission towers.

(iv) Other leases:

In addition to lease agreements mentioned above, the Company also has lease agreements that qualify within the scope of IFRS 16 / CPC 06 (R2).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

The present value, principal and interest value on June 30, 2024 for the above contracts was estimated month-to-month, based on the average incremental rate of the Company’s loans, namely 12.83% (14.29% in 2023).

The lease amounts considered low-value or short-term (less than 12 months) were recognized as rental expenses and totaled R$ 15,261 on June 30, 2024 (R$ 16,357 in the same period of 2023).

19.	Suppliers

Accounts payable to suppliers are obligations payable for goods or services that were acquired in the usual course of business. They are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method. Given the short maturity of these obligations, in practical terms, they are usually recognized at the value of the corresponding invoice.

	Parent Company
	June 2024	December 2023

Suppliers	3,649,017	4,612,112

Domestic currency	3,158,680	4,052,047
Suppliers of materials and services (i)	3,065,996	3,970,040
Interconnection(ii)	55,687	50,519
Roaming (iii)	2039	64
Co-billing (iv)	34,958	31,424

Foreign currency	490,337	560,065
Suppliers of materials and services (i)	253,751	220,061
Roaming (iii)	236,586	340,004

Current portion	3,649,017	4,612,112

(i) Represents the amount to be paid to suppliers in the acquisition of materials and in the provision of services applied to the tangible and intangible asset or for consumption in the operation, maintenance and administration, in accordance with the terms of the contract between the parties.

(ii) Refers to as the use of the network of other fixed and mobile operators such cases where calls are initiated on the TIM network and terminated on the other operators.

(iii) Refers to calls made when the customer is outside their registration area and is considered a visitor on the other network.

(iv) Refers to calls made by the customer when choosing another long-distance operator.

The Company entered into contracts with banks to assist its suppliers who requested drawee risk operations. In such operations, suppliers transfer their credit rights against the Company to the banks, with no right of recourse, aiming to receive them in advance by applying a discount. After carrying out the operations, the Company currently has the banks as creditors of the notes assigned by the suppliers in the original value and term of the assigned credit rights, without any associated financial charge or benefit. Trade notes payable related to these operations remain classified under “suppliers”. On June 30, 2024, the Company has approximately R$ 189 million (R$ 316 million as of December 31, 2023) related to the drawee risk operation.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)
20.	Authorizations payable

On June 30, 2024 and December 31, 2023, the Company has the following commitments with ANATEL:

	Parent Company
	June 2024	December 2023

Renewal of authorizations(i)	277,119	257,616
Updated ANATEL liability(ii)	197,414	190,771
Authorizations payable(iii)	1,002,256	1,076,776
	1,476,789	1,525,163

Current portion	(283,880)	(407,747)
Non-current portion	1,192,909	1,117,416

(i)	To provide the SMP, the Company obtained authorizations of the right to use radio frequency for a fixed term, renewable.[11] In the option for the extension of the right of this use, it is due the payment of the amount of 2% on the net revenue from the application of Service Plans, Basic and Alternative of the region covered by the authorization that ends each biennium. On June 30, 2024, the outstanding balances relating to the renewal of Permits were R$ 277,119 (R$ 257,616 as of December 31, 2023).

(ii)	On December 5, 2014, the company signed the authorization term of the 700 MHz band and paid the equivalent of R$ 1,678 million, recording the remaining balance in the amount of R$ 61 million as commercial liability, according to the payment method provided for in the notice.

On June 30, 2015, the company filed a lawsuit questioning the collection of the excess nominal value of R$ 61 million, restated at IGP-DI totaling R$ 197 million on June 30, 2024 (R$ 190 million on December 31, 2023), which is still pending trial.

(iii)	As described in Note 16.f, in November 2021, TIM participated in the 5G Auction of the 2.3GHz, 3.5Ghz and 26Ghz radio frequency bands for the deployment of the 5th Generation mobile telephony, winning several lots in these radio frequencies. In December 2021, the Terms of Authorization were signed, characterizing the actual acquisition of the right over the lots of these radio frequencies.

78

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

For the amounts related to radio frequencies (R$ 884 million upon initial registration), Selic rate interest is levied, and the Company will make annual payments for a period of 20 years (the three first installments were paid in the amounts of R$ 46, R$ 52 and R$ 58 million). Regarding amounts related to disbursement obligations with EAF and EACE entities (R$ 2,737 million upon initial registration, of which R$ 2,654 million net of adjustment do present value), there is a monetary restatement by IGP-DI, and disbursements occurred until 2024. The contributions to EAF were fully made in 2022 (R$ 1,090 million in February and R$ 1,133 million in May). Regarding EACE, five contributions totaling R$ 633 million were completed up to June 30, 2024 (R$ 533 million up to December 31, 2023).

On June 30, 2024, the outstanding balance related to radio frequencies is R$ 1,002 million (R$ 1,077 million on December 31, 2023).

The authorizations payable on June 30, 2024 due in long-term is in accordance with the following schedule:

Parent Company
June 2024
2025	315,027
2026	62,195
2027	62,195
2028	62,195
2029	62,195
2030	62,195
2031	56,696
>2032	510,211
1,192,909

The primary authorizations held by TIM S.A. on June 30, 2024, as well as their expiration dates, are shown in the table below:

Expiry date
Terms of authorization	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 and V2 bands (4G)	2500 MHz (P band) (4G)	700 MHz (4G)	2.3 GHz (5G)	3.5 GHz (5G)	26 GHz (5G)
Amapá, Roraima, Pará, Amazonas and Maranhão	Mar 2031	Dec 2032	Apr 2038	Oct 2027 (V1)		Dec 2029	-	Dec 2041	Dec 2031
Amazonas, Roraima, Amapá, Pará, Maranhão, Minas Gerais and Espírito Santo (merged from COZANI)*	Mar 2031 (1800MHz)			Oct 2027 (V2)
Rio de Janeiro and Espírito Santo	Mar 2031	ES - Dec 2032	Apr 2038	Oct 2027 (V1)		Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Rio de Janeiro and Espírito Santo (merged from COZANI)*	Mar 2031 (900MHz)			Oct 2027 (V2)

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except county of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	Mar 2031	Dec 2032	Apr 2038	Oct 2027 (V1)		Dec 2029	South – Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Acre, Rondônia, Mato Grosso, Tocantins and Distrito Federal (merged from COZANI)*	Dec 2032 (900 & 1800MHz)	Dec 2032	Apr 2038	Oct 2027 (V2)
Municipality of Paranaíba, in Mato Grosso do Sul, and municipalities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás - (merged COZANI)*	Dec 2032 (900 & 1800MHz)		Apr 2038	Oct 2027 (V2)
Mato Grosso do Sul (except the municipality of Paranaíba) and Goiás (except municipalities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão) - (merged COZANI)*	Dec 2032 (900 & 1800MHz)	Dec 2032	Apr 2038	Oct 2027 (V2)
São Paulo	Mar 2031	Previous balance - Dec 2032	Apr 2038	Oct 2027 (V1)	-	Dec 2029	-	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
São Paulo (merged COZANI)*	Dec 2032 (1800MHz)			Oct 2027 (V2)
Paraná (except counties of Londrina and Tamarana)	Nov 2028 (800MHz); Dec 2032 (900 & 1800MHz)	Dec 2032	Apr 2038	Oct 2027 (V1)	AR41, Curitiba and Metropolitan Region, July 2031	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Santa Catarina	800 MHz – Nov 2028 1800 MHz – Dec 2032	Dec 2032	Apr 2038	Oct 2027 (V1)	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Paraná and Santa Catarina (merged from COZANI)*	Dec 2032 (900 & 1800MHz)			Oct 2027 (V2)
Municipality and region of Pelotas, in the state of Rio Grande do Sul	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027 (V1)	-	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Rio Grande do Sul (merged COZANI)*	Dec 2032 (900MHz)	Dec 2032		Oct 2027 (V2)
Pernambuco	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027 (V1)	Part of AR81, July 2031	Dec 2029	-	Dec 2041	Dec 2031
Ceará	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027 (V1)	-	Dec 2029	-	Dec 2041	Dec 2031
Paraíba	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027 (V1)	-	Dec 2029	-	Dec 2041	Dec 2031

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

Rio Grande do Norte	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027 (V1)	-	Dec 2029	-	Dec 2041	Dec 2031
Alagoas	Dec 2023	-	Apr 2038	Oct 2027 (V1)	-	Dec 2029	-	Dec 2041	Dec 2031
Piauí	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027 (V1)	-	Dec 2029	-	Dec 2041	Dec 2031
Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas (merged from COZANI)*	Mar 2031 (900 & 1800MHz)		Mar 2031	Oct 2027 (V2)
Minas Gerais (except the counties of Sector 3 of the PGO for 3G radio frequencies, leftovers and 5G)	800 MHz – Nov 2028 1800 MHz – Dec 2032	Dec 2032	Apr 2038	Oct 2027 (V1)	Part of AR31, Feb 2030	Dec 2029	Dec 2041	Dec 2041	Dec 2031 (lots I&J) & Dec 2041 (lot H)
Bahia and Sergipe	800 MHz – Nov 2028 1800 MHz – Dec 2032	-	Apr 2038	Oct 2027 (V1)	-	Dec 2029	-	Dec 2041	Dec 2031
Bahia, Sergipe, Rio de Janeiro and Minas Gerais (merged from COZANI)*			Apr 2038	Oct 2027 (V2)

* Cozani’s incorporated authorizations indicated in a section based on the different deadlines contained in the Authorization granted to Cozani. Due to the merger, the deadline for using radio frequencies in each location will be long-term.

21.	Loans and financing

They are classified as financial liabilities measured at the amortized cost, and represented by non-derivative financial liabilities that are usually traded before maturity.

In the initial recognition, they are recorded at the fair value and after the initial recognition they are measured based on the effective interest rate method. Appropriations of financial expenses according to the effective interest rate method are recognized in income (loss), under financial expenses.

				Parent Company
Description	Currency	Charges	Maturity	June 2024	December 2023
KFW Finnvera³ (ii)	USD	SOFR + 1.7826% p.a.	Dec 2024–Dec 2025	94,896	124,411
Scotland (ii)	USD	1.4748% p.a.	Apr/24	-	485,498
BNP Paribas(ii)	BRL	7.0907% p.a.	Jan/24	-	515,068
Debentures[1] (ii)	BRL	IPCA + 4.1682% p.a.	Jun/28	1,915,528	1,859,897
BNDES(i)	BRL	IPCA + 4.2283% p.a.	Nov/31	393,122	392,340
BNB² (i)	BRL	IPCA + 1.2228%–1.4945% p.a.	Feb/28	561,003	206,140
BNDES(i)	BRL	TJLP + 1.95% p.a.	Aug/25	131,596	187,592
Total				3,096,145	3,770,946

Current				(378,997)	(1,267,237)
Non-current				2,717,148	2,503,709

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

¹ The automatic decrease of up to 0.25 bps is estimated in remunerative interest and will comply with sustainable targets established in the indenture.

² BNB interest rates already include a 15% discount for payment. The financing agreement signed in 2020 in the amount of R$ 752 million had its second disbursement in the amount of R$ 387 million in May 2024. The remaining balance of R$ 116 million will be disbursed in July 2024, thus completing the total contracted disbursement.

³ The debt with KFW Finnvera had its index amended, changing from Libor to SOFR, with the first fixing valid from January/2024.

Guarantees

(i) Certain receivables from TIM S.A.;

(ii) Do not have a guarantee.

According to the schedule established for the Company’s debt maturities, in the period ended June 30, 2024, debts in excess of R$ 1 billion, with charges above 110% of the CDI rate, were settled at their original maturities. Conversely, R$ 387 million (May 2024) and R$ 116 million (July 2024) were brought in under a contract previously signed with BNB, with financial charges below 57% of the CDI rate, reducing the weighted cost of the company’s financing.

The Company's financing, contracted with BNDES, was obtained for the expansion of the mobile telephone network and has restrictive contractual clauses that provide for the fulfilment of certain financial and non-financial rates calculated every quarter. Financial indices are: (1) Shareholders' equity over total assets; (2) EBITDA on net financial expenses; (3) Total financial debt on EBITDA and (4) Short-term net financial debt to EBITDA. The Debentures issued by TIM S.A. (2nd issue in a Single Series) have a financial ratio covenant calculated semiannually. The index is the Net Financial Debt on EBITDA. The Company has been complying with all the established ratios.

Company’s loans and financing on June 30, 2024 due in long-term is in accordance with the following schedule:

2025	138,387
2026	847,191
2027	847,191
2028	722,363
2029	55,548
2030	55,548
2031	50,920
2,717,148

The nominal value of the loans and financing is consistent with their respective payment schedule.

Nominal value

2024	209,361
2025	308,023
2026	847,191
2027	847,191
2028	722,363
2029	55,548
2030	55,548
2031	50,920
3,096,145

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

Fair value of loans

In Brazil, there is no consolidated long-term debt market with the characteristics verified in the financing obtained from KFW Finnvera, which has the Finnish development agency Finnvera as guarantor. Both are financing for the purchase of equipment and, therefore, have a character of subsidy and promotion of commercial activity between the company and certain suppliers.

With respect to proceeds contracted with The Bank of Nova Scotia, Debentures, BNDES and BNB, the fair value of these loans is considered to be the present value of the long position of the swap contracts that protect the Company from changes in exchange rates and interest. The fair value of operations on June 30, 2024 and December 31, 2023 is detailed in the table below:

	June 2024	December 2023

The Bank of Nova Scotia	-	478,098
Debentures	1,814,662	1,821,869
BNDES	368,915	381,027
BNB	517,388	193,878

22.	Taxes, fees and contributions payable

	Parent Company
	June 2024	December 2023

Taxes, fees and contributions payable	3,438,867	3,058,718

Value-added tax on sales and services - ICMS	267,372	249,485
ANATEL’s taxes and fees(i)	2,968,461	2,563,784
Imposto sobre Serviço [Service tax] - ISS	71,794	67,765
PIS / COFINS	49,141	49,312
Other(ii)	82,099	128,372

Current portion	(3,399,771)	(3,048,115)
Non-current portion	39,096	10,603

(i) In 2020, to minimize the impacts of the pandemic, Provisional Act 952, dated April 15, 2020, was enacted, authorizing the postponement of payment of taxes to August 31, 2020, such as TFF, Condecine and CFRP. In the 2020 amounts, the Company made a partial payment to CFRP and Condecine, but due to a preliminary injunction in court, there was no need to pay the Fistel (TFF), which remains outstanding until the final and unappealable decision.

In 2021 to 2024, there was partial payment relating to CRFP and Condecine annually, with TFF payments suspended based on an injunction issued by the Regional Court of the 1st Region.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

As of June 30, 2024, the total value of the obligation relating to TFF is R$ 2,958 million, of which R$ 2,368 million in principal and R$ 590 million in interest on arrears (as of December 31, 2023, the total was R$ 2,554 million, of which R$ 2,087 million in principal and R$ 467 million in interest on arrears).

(ii) The breakdown of this account mainly refers to the company's adhesion to the Tax Recovery Program – REFIS from 2009 for payment of installments of the outstanding debts of federal taxes (PIS – Social Integration Program, COFINS – Contribution to Social Security Financing, IRPJ – Corporate Income Tax and CSLL – Social Contribution on Net Profit), whose final maturity will be on October 31, 2024.

23.	Deferred revenues
	Parent Company
	June 2024	December 2023

Deferred revenues	848,864	901,002

Prepaid services(i)	157,260	187,540
Anticipated revenues	36,928	39,138
Deferred revenues on sale of towers(ii)	599,588	626,636
Contract liabilities(iii)	55,088	47,688

Current portion	(260,262)	(279,401)
Non-current portion	588,602	621,601

(i) Referring to the recharge of voice credits and data not yet used by customers relating to prepaid system services that are appropriate to the result when the actual use of these services by customers.

(ii) Referring to the amount of revenue to be appropriated by the sale of the towers (note 18).

(iii) Contracts with customers. The table below includes information on the portion of trade accounts receivable, from which contractual assets and liabilities originate.

The balances on June 30, 2024 and December 31, 2023, presented below, represent the individual and consolidated amounts.

	June 2024	December 2023

Accounts receivable included in trade accounts receivable	2,748,245	2,344,726
Contractual assets (note 6)	21,143	19,957
Contractual liability	(55,088)	(47,688)

The contracts with customers gave rise to the allocation of discounts under combined loyalty offers, where the discount may be given on equipment and / or service, generating a contractual asset or liability, respectively, depending on the nature of the offer in question.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

Summary of the main variations in the period.

Contractual assets (liabilities)

Balance on January 1, 2024	(27,731)
Additions	27,471
Write-offs	(33,685)
Balance at June 30, 2024	(33,945)

The balances of contractual assets and liabilities are expected to be realized according to the table below:

	2024	2025	2026
Contractual assets (liabilities)	(9,425)	(23,369)	(1,151)

The Company in line with paragraph 121 of IFRS 15, is not presenting the effects of information on contracts with customers with terms of duration of less than 1 year.

85

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)
24.	Provision for legal and administrative proceedings

The Company is an integral part in judicial and administrative proceedings in the civil, labor, social security, tax and regulatory spheres, which arise in the normal course of its business.

The provision is constituted based on the opinions of the company's legal advisors and management, for amounts considered sufficient and adequate to cover losses and risks considered probable.

Situations where losses are considered probable and possible are recorded and disclosure, respectively, by their updated values, and those in which losses are considered remote are not disclosed.

The provision for judicial and administrative proceedings constituted, updated, is composed as follows:

	Parent Company
	June 2024	December 2023

Provision for legal and administrative proceedings	1,477,461	1,410,299

Civil(a)	527,263	498,180
Labor(b)	214,925	212,929
Tax(c)	701,423	666,209
Regulatory(d)	33,850	32,981

The changes in the provision for judicial and administrative proceedings are summarized below:

	December 2023	Additions, net of reversals	Payments	Inflation adjustment	June 2024

	1,410,299	139,180	(161,065)	89,047	1,477,461

Civil(a)	498,180	43,983	(50,989)	36,089	527,263
Labor(b)	212,929	35,928	(51,920)	17,988	214,925
Tax(c)	666,209	58,693	(57,755)	34,276	701,423
Regulatory(d)	32,981	576	(401)	694	33,850

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

	December 2022	Additions, net of reversals	Payments	Inflation adjustment	June 2023

	1,112,156	172,935	(161,290)	164,866	1,288,667

Civil(a)	392,976	99,604	(91,126)	111,724	513,178
Labor(b)	214,450	44,872	(65,686)	21,640	215,276
Tax(c)	473,390	26,367	(3,014)	30,637	527,380
Regulatory(d)	31,340	2,092	(1,464)	865	32,833

The Company is subject to several legal actions and administrative procedures proposed by consumers, suppliers, service providers and consumer protection agencies and treasury agencies, which deal with various matters that arise in the normal course of the entities’ business. The main processes are summarized below:

a.	Civil proceedings

a.1 Consumer lawsuits

The Company is a party in lawsuits related to various claims filed by consumers, in the judicial and administrative spheres. The aforementioned actions totaling R$ 179,540 (R$ 179,815 on December 31, 2023) refer mainly to lawsuits related to alleged improper collection, cancellation of contract, quality of services, unilateral contract amendment and undue negative entry.

a.2 Consumer Protection Agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) questions of quality in service; (iii) alleged violations of the SAC [customer service hotline] decree; (iv) alleged contractual violations; (v) alleged misleading advertising; and (vi) discussion of the collection of loyalty fines, in cases of robbery and theft of the device. The amount provisioned is equivalent to R$ 289,673 (R$ 258,578 on December 31, 2023).

TIM is a defendant in a Public Civil Action filed by the Public Ministry of the Federal District and Territories, in which alleged defects in the quality of service provision for users of the Infinity plan are discussed. The main amount of the conviction subject to the provision is R$ 50 million, of which R$ 159,555 million is monetarily restated as of June 30, 2024.  TIM filed an Extraordinary Appeal against the ruling handed down by the Superior Court of Justice alleging a violation of constitutional provisions, which was denied. TIM filed an Interlocutory Appeal against this decision, which is awaiting judgment.

a.3 Former trading partners

TIM is a defendant in lawsuits proposed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The provisioned amount is R$ 49,533 (R$ 45,770 on December 31, 2023).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

a.4 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) share subscription; (ii) claims for civil liability indemnification; (iii) upon the alleged breach of the contract, the provisioned amounts are equivalent to R$ 8,082 (R$ 11,964 on December 31, 2023).

a.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents who discuss aspects related to licensing, among which environmental licensing and infrastructure licensing (installation/operation). The amounts involved and provisioned are equivalent to R$ 435 (R$ 2,053 on December 31, 2023).

a.6 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed, among other topics: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies; (iii) alleged non-compliance with service quality targets; and (iv) wholesale product reference offering models (ORPAs). There is no provisioned amount corresponding to these lawsuits as of June 30, 2024 and December 31, 2023.

b. Labor and social security lawsuits

These are processes involving several labor claims filed by both former employees, in relation to matters such as overtime, differences in variable remuneration and legal overcome in other contract funds, as well as by former employees of service providers, all of whom, taking advantage of the labor laws in force require it to keep the Company in compliance with labor obligations does not abide by contractors hired for that purpose. Regarding social security claims, the amounts refer to the legal difference in the levy of social security contributions discussed in the Judiciary Branch.

From the total of 2,004 Labor claims on June 30, 2024 (1,833 on December 31, 2023) filed against the company, the majority relate to claims involving former employees of service providers followed by lawsuits from employees of their own and social security. The provisioning of these claims totals R$ 214,925 updated monetarily (R$ 212,929 on December 31, 2023).

c. Tax proceedings

	June 2024	December 2023
Federal taxes	311,486	274,781
State taxes	306,159	307,898
Municipal taxes	9,959	9,711
TIM S.A. proceedings (Purchase price allocation)	73,819	73,819
	701,423	666,209

The total recorded provision is substantially composed of the following processes whose indicated values are estimated by the indices established by the federal government for late taxes, being linked to the variation in the SELIC rate.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

Federal taxes

The provision for TIM S.A. supports 82 proceedings and is mainly composed of the following lawsuits:

(i)	The provision supports 60 lawsuits related to challenges involving the levy on CIDE, CPMF, CSLL, IRRF operations. Of this total, the amounts involved in the legal proceedings that seek recognition of the right not to collect the CPMF allegedly incident on simultaneous transactions of purchase and sale of foreign currency and exchange of account ownership arising from corporate incorporation, whose provisioned values, updated, equal to R$ 4,600 (R$ 4,513 on December 31, 2023).

(ii)	The Company constituted a provision for a process aimed to collecting the pension contribution withheld at the rate of 11% to which, allegedly, payments made by the company to other legal entities should have been submitted as remuneration for various activities, whose provisioned and updated value is R$ 46,057 (R$ 44,917 on December 31, 2023).

(iii)	There is a provision for three lawsuits related to FUST/FUNTTEL and its resulting ancillary obligations. Of these, two cases stand out in which the dispute mainly revolves around the spontaneous reporting of the fine for the payment of the FUST. The amount relating to the fine and interest on the contribution to the FUST for the year 2009, where the voluntary reporting benefit is not being recognized, provisioned and adjusted for inflation, is R$ 17,684 (R$ 17,239 on December 31, 2023).

Additionally, in the second quarter of 2019, the Company supplemented the provision for the FUST process, which seeks the unconstitutionality and illegality of the collection of FUST. Lawsuit for the recognition of the right not to collect Fust, failing to include in its calculation base the revenues transferred by way of interconnection and EILD (Dedicated Line Industrial Exploitation), as well as the right not to suffer the retroactive collection of the differences determined due to not observing sum 7/2005 of ANATEL, in the amount of R$ 69,761 (R$ 68,084 on December 31, 2023).

(iv)	The Company recorded a provision for federal compensation processes arising from a repurchase carried out in 2006, for which the documentary support was not robust enough after appraisals carried out. The provisioned and updated value is R$ 62,876 (R$ 60,828 on December 31, 2023).

(v)	Collection of IRPJ, PIS/COFINS, and CSLL debts resulting from non-approval or partial approval of offsets carried out by the Company. The provisioned and updated value is R$ 20,648 (R$ 20,173 on December 31, 2023).

State taxes

The provision for TIM S.A. supports 133 lawsuits and is mainly composed of the following types:

(i)	amounts involved in the assessments claiming the reversal of ICMS debts, as well as documentary support for the verification of appropriated credits by the Company, whose restated provisioned amounts are equivalent to R$ 26,699 (R$ 39,219 on December 31, 2023).

(ii)	amounts allegedly not offered for taxation for the provision of telecommunications services, whose updated amount was R$ 97,309 (R$ 8,460 on December 31, 2023);

(iii)	collections due to alleged differences in both goods receipts and shipments, in a quantitative inventory count, whose restated amounts are equivalent to R$ 48,662 (R$ 47,178 on December 31, 2023);

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)
(iv)	amounts allegedly improperly credited relating to CIAP credits, whose updated amounts are equivalent to R$ 42,390 (R$ 26,280 on December 31, 2023);

(v)	credits related to tax replacement operations, whose restated amounts total R$ 12,798 (R$ 11,260 on December 31, 2023).

(vi)	alleged non-collection or allegedly undue appropriation of credits related to the ICMS rate differential (DIFAL), whose updated amounts total R$ 23,674 (R$ 15,167 on December 31, 2023).

(vii)	charge on subscription fees without deductible, whose updated amounts is R$ 10,493 (R$ 35,176 on December 31, 2022). The reduction is due to the settlement of amnesty programs.

(viii)	charge of special credit amounts was recognized, whose updated amounts is R$ 5,115 (R$ 34,820 on December 31, 2023).

Municipal taxes

It is also worth noting the amounts involved in the assessments that questions the withholding and collection of the ISS-source of third-party services without employment relationship, as well as the collection of its own ISS corresponding to services provided in co-billing.

PPA TIM S.A.

There are tax lawsuits arising from the acquisition of former Intelig (current TIM S.A.) due to the former parent company of the TIM Participações group, which comprise the process of allocating the acquisition price of the former Intelig and amount to R$ 73,819 (R$ 73,819 as of December 31, 2023).

d. Regulatory processes

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP, SCM and STFC regulations, among others.

On June 30, 2024, the amount indicated for the procedures for the determination of non-compliance with obligations (“PADOs”), considering the inflation adjustment, classified with risk of probable loss is R$ 33,850 (R$ 32,981 on December 31, 2023).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

e. Judicial and administrative proceedings whose losses are assessed as possible

The Company has actions of a civil, labor, tax and regulatory nature involving risks of loss classified by its legal advisers and the administration as possible, for which there is no provision for legal and administrative proceedings constituted, as the amounts below:

	June 2024	December 2023

	22,175,584	21,351,995

Civil (e.1)	1,601,681	1,512,495
Labor and Social Security (e.2)	389,321	400,827
Tax (e.3)	19,972,127	19,236,990
Regulatory (e.4)	212,455	201,683

Legal and administrative proceedings whose losses are assessed as possible and monitored by Management are disclosed at their updated values.

The main lawsuits with risk of loss classified as possible, are described below:

e.1. Civil

	June 2024	December 2023
Consumer lawsuits (e.1.1)	155,644	140,934
ANATEL (e.1.2)	361,149	350,187
Consumer protection bodies (e.1.3)	537,700	480,094
Former trading partners (e.1.4)	297,496	260,431
Social and environmental and infrastructure (e.1.5)	96,175	119,669
Other (e.1.6)	153,517	161,180
	1,601,681	1,512,495

e.1.1 Consumer lawsuits

They mainly refer to actions for alleged improper collection, cancellation of contract, quality of services, defects and failures in the delivery of devices and undue negative entry.

e.1.2 ANATEL

The Company is a party to lawsuits in front of ANATEL, in which it is discussed, among other matters: (i) debit related to the collection of 2% of revenues from Value - Added Services–VAS and interconnection; (ii) pro-rata inflation adjustment applied to the price proposal defined in the notice for the use of 4G frequencies; (iii) alleged non-compliance with service quality targets and (iv) wholesale product reference offering models (ORPAs).

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e.1.3 Consumer protection agencies

TIM is a party to legal and administrative lawsuits filed by the Public Prosecutor's Office, Procon and other consumer protection agencies, arising from consumer complaints, in which, and among other topics, discusses: (i) alleged failures in the provision of network services; (ii) alleged failure in the delivery of handsets; (iii) alleged non-compliance with state laws; (iv) hiring model and alleged improper charges of Value-Added Services-VAS; (v) alleged violations of the SAC decree; (vi) alleged contractual violations; and (vii) blocking of data.

e.1.4 Former trading partners

TIM is a defendant in actions proposed by several former trading partners in which are claimed, among others, values based on alleged contractual defaults.

e.1.5 Social and environmental and infrastructure

The Company is a party to lawsuits involving various agents that discuss aspects related to (1) environmental licensing and structure licensing (installation/operation) and (2) (i) electromagnetic radiation emitted by Telecom structures; (ii) renewal of land leases for site installation; (iii) dumping on leased land for site installation; (iv) presentation of registering data, among others.

e.1.6 Other

TIM is a defendant in other actions of essentially non-consumer objects proposed by the most diverse agents from those described above, in which, among others, it is discussed: (i) amounts supposedly due as a result of share subscription; (ii) claims for civil liability indemnification; (iii) alleged breach of contract.

e.2. Labor and Social Security

e.2.1. Social Security

The Company is a defendant in proceedings referring to the legal difference regarding the levy of social security contributions discussed in the court, related to 2005-2011, as well as claims that discuss the joint responsibility in the restated total amount of R$ 105,978 (R$ 113,315 on December 31, 2023).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

e.2.2. Labor

There are 2,124 Labor claims as of June 30, 2024 (2,304 as of December 31, 2023) filed against the company and with possible risk, concerning claims involving former employees and employees of service providers in the amount of updated R$ 283,343 (R$ 287,512 as of December 31, 2023). We highlight the existence of labor claims filed by former employees of the Docas economic group (Gazeta Mercantil, JB do Brasil, etc.). These plaintiffs filed lawsuits requesting the inclusion of Holdco (former controlling shareholder of Intelig – currently TIM S.A.) or TIM Participações (merged by TIM S.A.) as joint and several defendants, requesting payment of the court decision by TIM, due to the alleged formation of economic group.

e.3. Tax

	June 2024	December 2023

	19,972,128	19,236,990

Federal taxes (e.3.1)	3,449,685	3,139,640
State taxes (e.3.2)	10,717,839	10,438,812
Municipal taxes (e.3.3)	1,796,960	1,712,988
FUST, FUNTTEL and EBC (e.3.4)	4,007,644	3,945,550

The values presented are corrected, in an estimated way, based on the SELIC index. The historical amount involved corresponds to R$ 13,441,019 (R$ 13,095,822 on December 31, 2023).

e.3.1. Federal taxes

The total amount assessed against TIM in relation to federal taxes is R$ 3,449,684 on June 30, 2024 (R$ 3,139,640 on December 31, 2023). Of this value, the following discussions stand out mainly:

(i)	Allegation of alleged incorrect use of tax credits for carrying out a reverse merger, amortization of goodwill paid on the acquisition of cell phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other reflections and disallowances of compensations and deductions paid by estimate, allegedly improper use of the SUDENE benefit due to lack of formalization of the benefit at the Internal Revenue Service (RFB), and failure to pay IRPJ and CSLL due by estimate. The amount involved is R$ 1,772,862 (R$ 1,711,566 on December 31, 2023). The Company was notified of the decision on April 28, 2021 and, as a result, the partial payment of R$ 1.4 billion was confirmed.

(ii)	Methodology for offsetting tax losses, negative bases and other federal credits. The amount involved is R$ 219,044 (R$ 255,912 on December 31, 2023)

(iii)	Collection of CSLL on currency changes arising from swap transactions accounted for by the cash regime. The amount involved is R$ 79,519 (R$ 77,697 on December 31, 2023).

(iv)	Collection of taxes on income of residents abroad, including those remitted by way of international roaming and payment to unidentified beneficiaries, as well as the collection of CIDE on payment of royalties on remittances abroad, including remittances by way of international roaming. The amount involved is R$ 329,034 (R$ 318,365 on December 31, 2023).

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(v)	Collection of IRPJ, PIS/COFINS and CSLL debits arising from non-homologation or partial homologation of compensations made by the company from credits of withholding taxes on interest earning bank deposits and negative balance of IRPJ. The amount involved is R$ 324,201 (R$ 316,675 on December 31, 2023).

(vi)	Disallowance of PIS/COFINS credits on inputs - expenses and costs that, according to the Company’s assessment, were intrinsically related to its operational activity. The amount involved is R$ 295,558 (with no correspondence on December 31, 2023).

The amounts not highlighted refer to several discussions on related federal taxes, but not limited to, charges unduly linked to Jornal do Brasil Group, difference of interpretation regarding the rules contained in Law 9718/98, goodwill breakdowns and calculation of estimates, taxation on onerous transfer of network media, difference in withholding income tax (IRRF) rate, in addition to other less representative topics.

e.3.2. State taxes

The total amount charged against TIM S.A. in respect of state taxes on June 30, 2024 is R$ 10,717,839 (R$ 10,438,812 on December 31, 2023). Of this value, the following discussions stand out mainly:

(i)	Non-inclusion in the ICMS calculation basis of unconditional discounts offered to customers, as well as a fine for the alleged failure to comply with a related accessory obligation, including for the failure to present the 60i record of the SINTEGRA file. The amount involved is R$ 1,378,995 (R$ 1,338,672 on December 31, 2023).

(ii)	Use of tax benefit (program for the promotion of integrated and sustainable economic development of the Federal District - PRÓ-DF) granted by the taxing entity itself, but later declared unconstitutional, as well as alleged improper credit of ICMS arising from the interstate purchase of goods with tax benefit granted in the state of origin. The amount involved is R$ 472,187 (R$ 435,326 on December 31, 2023).

(iii)	Credit reversal, disallowance of extemporaneous credits, and entries related to acquisitions of permanent assets. The amount involved is R$ 809,292 (R$ 782,497 on December 31, 2023).

(iv)	Charge on ICMS debit chargebacks resulting from the identification and documentary support of values and information released in customer accounts, as well as on credits granted as prepayment of future surcharges (special credit), exempt and untaxed operations, and other non-taxable credits. On June 30, 2024, the involved amount is R$ 4,327,216 (R$ 4,304,655 on December 31, 2023).

(v)	Use of credit in the acquisition of electricity directly employed in the production process of companies. The amount involved is R$ 106,402 (R$ 134,165 on December 31, 2023).

(vi)	Alleged conflict between the information contained in ancillary obligations and the collection of the tax, as well as specific questioning of fine for non-compliance with ancillary obligations. The amount involved is R$ 1,027,047 (R$ 996,002 on December 31, 2023).

(vii)	Alleged lack of collection of ICMS due to the gloss of chargebacks and moment of taxation related to the prepaid service, improper credit of ICMS in the outputs of goods allegedly benefited with decrease of the calculation basis, as well as an allegation of improper non-inclusion of Value-Added Services (VAS) of the ICMS calculation basis. The amount involved is R$ 983,249 (R$ 726,364 on December 31, 2023).

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(viii)	Launch of credits related to the return of mobile devices lent on loan. The amount involved is R$ 153,539 (R$ 148,465 on December 31, 2023).

(ix)	Collection of ICMS related to subscription services and their alleged improper non-inclusion in the ICMS calculation base due to their nature. The amount involved is R$ 319,795 (R$ 339,088 on December 31, 2023).

The values not highlighted refer to several discussions on state taxes involving, but not limited to, to the crediting coefficient applied to acquisitions of permanent assets, credits arising from financial and non-telecom items unduly taxed in the “Other OCCs” field, other exempt and non-taxed interstate operations, the rate differential (DIFAL), the special regime provided for in Agreement 128/10 and 17/13, the rules for issuing invoices regulated in Agreement 55/05, in addition to other less important topics.

e.3.3. Municipal taxes

The total assessed amount against TIM S.A. regarding municipal taxes with possible risk is R$ 1,796,960 on June 30, 2024 (R$ 1,712,988 on December 31, 2023). Of this value, the following discussions stand out mainly:

(i)	Collection of ISS, as well as the punitive fine for the absence of the supposed tax due, on several revenue accounts of the company. The amount involved is R$ 1,498,327 (R$ 1,431,623 on December 31, 2023).

(ii)	Collection of ISS on importation of services or services performed in other municipalities. The amount involved is R$ 95,933 (R$ 93,172 on December 31, 2023).

(iii)	Constitutionality of the collection of the functioning supervision fee (TFF -Taxa de Fiscalização do Funcionamento) by municipal authorities of different localities. The amount involved is R$ 154,860 (R$ 143,150 on December 31, 2023).

e.3.4. Regulatory taxes

The total amount charged against the TIM Group in relation to the contributions to FUST, FUNTTEL, TFI, FISTEL and EBC with a possible risk rating is R$ 4,007,644 (R$ 3,945,550 on December 31, 2023). The main discussion involves the collection of the contribution to FUST and FUNTTEL (Fund for the technological development of Telecommunications) from the issuance by ANATEL of Sum no. 07/2005, aiming, among others, and mainly, the collection of the contribution to FUST and FUNTTEL on interconnection revenues earned by mobile telecommunications service providers, from the validity of Law 9998/2000.

e.4. Regulatory

ANATEL filed administrative proceedings against the Company for: (i) non-compliance with certain quality indicators; (ii) non-compliance with other obligations derived from the terms of authorization and; (iii) non-compliance with the SMP, SCM and STFC regulations, among others.

On June 30, 2024, the value indicated for the PADOs (procedure for determining non-compliance with obligations), considering the inflation adjustment, classified with possible risk was R$ 212,455 (R$ 201,683 on December 31, 2023).

On June 18, 2020, ANATEL's Board of Directors unanimously approved TIM's conduct adjustment term (TAC) 001/2020, which had been negotiated since 2014 with the regulator.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

On June 19, 2020 the Board of Directors of the company approved the said TAC after final deliberation of the regulator and the signing of the term took place on June 25 of the same year. The agreement covers sanctions totaling approximately R$ 639 million (updated at the time), filed as a result of commitments represented in improvement actions related to the macro-topics “Quality”, “Access Expansion”, “Rights and Guarantees of Users” and “Inspection”.

The Term includes actions to improve three pillars of action-customer experience, quality and infrastructure - through initiatives associated with improvements in the licensing process of stations, efficient use of numbering resources, evolution of digital service channels, decrease of Complaint Rates, repair of users and strengthening of transport and access networks, among others. In addition, it contemplates the additional commitment to bring mobile broadband, through the 4G network, to 350 municipalities with less than 30 thousand inhabitants thus reaching more than 3.4 million people. The new infrastructure was implemented in less than three years – more than 99% of the municipalities were served in the first two years and with the Company guaranteeing the sharing regime with the other operators. The service for 350 municipalities was certified by Anatel in June 2023.

In June 2024, TIM concluded the 4th and last year of the Conduct Adjustment Term (TAC), having carried out the activities planned for strict compliance with the purpose of achieving the associated targets. The Company will continue to fully implement internal monitoring mechanisms to meet inspection needs until it receives proof of compliance with its commitments.

The Company has met the TAC implementation schedule throughout the effectiveness period of the commitment and has reported its understanding to Anatel in cases where the Agency indicates signs of non-compliance in the Procedures for Assessing the Non-Compliance with a Schedule Item (PADIC) that may be implemented.

Regarding the extension of the term of the authorizations to use the radio frequencies associated with the SMP, the Company becomes liable for the contractual burden on the net revenue arising from the service plans marketed under each authorization. However, since 2011 ANATEL began to include in the basis of calculation of said burden also the revenues obtained with interconnection, and from 2012, and subsequent years, the revenues obtained with Value-Added Services, among others. In the company's opinion, the inclusion of such revenues is improper because it is not expressly provided for in the terms of original authorizations, so the collections received are discussed in the administrative and/or judicial sphere.

25.	Other liabilities and provision
	Parent Company
	June 2024	December 2023

Other liabilities and provision	265,583	365,841

Provision for future asset decommissioning	77,446	130,328
Advance from customers	24,854	25,215
Onerous capacity contract(i)	93,213	122,042
Other provisions for risk	26,411	42,419
Other	43,659	45,837
Current portion	(109,151)	(121,273)
Non-current portion	156,432	244,568

(i) As part of the Cozani acquisition, a transferred capacity contract was identified in the transaction, where there is a take or pay obligation for a defined term. The amount recorded refers to the portion of capacity that will not be used for the remaining contractual term.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)
26.	Shareholders' equity

a. Share capital

The share capital is recorded by the amount effectively raised from the shareholders, net of the costs directly linked to the funding process.

The subscribed and paid-up share capital on June 30, 2024, is represented by 2,420,804,398 common shares (2,420,804,398 common shares on December 31, 2023).

The Company is authorized to increase its share capital, by resolution of the Board of Directors, regardless of statutory reform, up to the limit of 4,450,000,000 common shares.

b. Capital reserves

The use of the capital reserve complies with the precepts of Law 6404/76, article 200, which provides for Joint-Stock Companies. This reserve is composed as follows:

	June 2024	December 2023

	398,424	384,311

Special Reserve of goodwill	353,604	353,604
Long-term incentive plan	44,820	30,707

b.1 Special Reserve of goodwill

The special reserve of goodwill was constituted from the incorporation of the net assets of the former parent company TIM Participações S.A. (note 16.d).

b.2 Long-term incentive plan

The balances recorded under these items represent the Company's expenses related to the long-term incentive program granted to employees (note 27).

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

c. Profit reserves

c.1 Legal Reserve

It refers to the allocation of 5% of the net profit for the year ended December 31 of each year, except for the balance allocated to the tax incentive reserve, until the reserve equals 20% of the share capital. In addition, the company may cease to constitute the legal reserve when this, added to the capital reserves, exceeds 30% of the share capital.

This Reserve may only be used to increase capital or offset accumulated losses.

c.2 Statutory reserve for expansion

The formation of this reserve is foreseen in Paragraph 2 of art. 46 of the bylaws of the company and is aimed at the expansion of social business.

The balance of profit that is not compulsorily allocated to other reserves and is not intended for the payment of dividends is allocated to this reserve, which may not exceed 80% of the share capital. Reaching this limit, it will be up to the General Meeting to decide on the balance, distributing it to shareholders or increasing capital.

c.3 Tax incentive reserve

The Company enjoys tax benefits that provide for restrictions on the distribution of profits. According to the legislation that establishes these tax benefits, the amount of tax that is no longer paid due to exemptions and reductions in the tax burden may not be distributed to members and will constitute a reserve of tax incentive of the legal entity. This reserve can only be used to offset losses or increase share capital. On June 30, 2024, the accumulated amount of benefits enjoyed by the Company amounts to R$ 2,362,239 (R$ 2,362,239 on December 31, 2023).

The said tax benefit basically corresponds to the decrease of the Corporate Income Tax (IRPJ) incident on the profit of the exploitation calculated in the units encouraged. The Company operates in the area of the defunct Superintendence of development of the Amazon (SUDENE / SUDAM), being the tax incentive awards granted by state of the Federation, for a period of 10 years, subject to renewal.

d. Dividends

Dividends are calculated in accordance with the bylaws and the Joint Stock Company Act.

According to its latest bylaws, approved on August 31, 2020, the company must distribute as a mandatory dividend each year ending December 31, provided that there are amounts available for distribution, an amount equivalent to 25% of Adjusted Net Profit.

As provided in the company's bylaws, unclaimed dividends within 3 years will revert to the company.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

As of December 31, 2023, dividends and Interest on Shareholders’ Equity were calculated as follows:

2023

Net profit for the year	2,837,422
(-) Non-distributable tax incentives	(237,828)
(-) Constitution of legal reserve	(129,979)
Adjusted net profit	2,469,615

Minimum dividends calculated on the basis of 25% of adjusted profit	617,404

Breakdown of dividends payable and interest on shareholders’ equity:
Interest on shareholders’ equity (i)	1,600,000
Total dividends and interest on shareholders’ equity distributed and proposed	1,600,000

Withholding income tax (IRRF) on interest on shareholders' equity	(233,230)
Total dividends and net JSCP	1,366,770

Additional dividends (i)	1,310,000

Total dividends (including additional dividends) and net JSCP	2,676,770

Interest on shareholders' equity paid and/or payable is accounted for against financial expenses which, for the purposes of presenting the quarterly information, are reclassified and disclosed as allocation of net profit for the year, in changes in shareholders' equity.

(i) During the year 2023, the amount of R$ 1,600,000 of interest on shareholders’ equity were distributed and additional amount of R$ 1,310,000 of dividends, which were approved during the Shareholders’ General Meeting on March 28, 2024, totaling R$ 2,910,000.

The amounts allocated until June 30, 2024 and December 31, 2023 are as follows:

Approval	Payment	Dividend

04/19/2023	05/09/2023	230,000
06/12/2023	07/12/2023	290,000
09/18/2023	10/23/2023	425,000
12/06/2023	01/23/2024	655,000
02/06/2024 (i)	Apr 2024 July 2024 and Oct 2024	1,310,000

		2,910,000

03/19/2024	04/22/2024	200,000
06/14/2024	07/23/2024	300,000

		500,000

(i) The dividends were approved at the General Meeting on March 28, 2024.

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

In the first semester of 2024, the Company disbursed, through dividends and/or interest on equity, R$ 860,454 (R$ 1,470,470 in 2023) to controlling shareholders and R$ 410,993 (R$ 704,459 in 2023) to non-controlling shareholders.

The balance on June 30, 2024 of the item “dividends and interest on shareholders' equity payable” totaling R$ 1,238,691 (R$ 647,872 on December 31, 2023) is composed of the outstanding amounts of previous years totaling R$ 65,691 (R$ 89,143 on December 31, 2023) in addition to the paid amount of R$ 873,000 which will be up to October 2024 and R$ 300,000 (R$ 255,995, net) in interest on shareholders' equity, which will be paid in July 2024.

As set forth in the Law 6404/76 and the Bylaws of the Company, unclaimed dividends - as established in the Joint Stock Company Law, dividends and Interest on Shareholders' Equity declared and unclaimed by shareholders within 3 years, are reverted to shareholders' equity at the time of its prescription and allocated to a supplementary reserve to expand businesses.

For the statement of cash flow, Interest on Shareholders’ Equity and dividends paid to its shareholders are being allocated in the group of “financing activities”.

27.	Long-term incentive plan

2021-2023 Plan and 2024-2026 Plan

On March 30, 2021 and March 28, 2024, they were approved by the General Meeting of shareholders of TIM S.A. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), long-term incentive plans: “2021-2023 Plan” and “2024-2026 Plan” respectively, granted to senior directors and to those who occupy the position of key positions in the Company.

The 2021-2023 and 2024-2026 Plans provide for the granting of shares (performance shares and/or restricted shares). They propose to grant participants shares issued by the Company, subject to the participant’s permanence in the Company (achievement of specific goals). The number of shares may vary, for more or for less, as a result of the performance and possibly of the dividend award, considering the criteria provided for in each Grant.

For the 2021-2023 and 2024-2026 plan, the term of validity has the same periodicity of 3 years related to its vesting. These Plans, in addition to considering the transfer of shares, also provides for the possibility of making payment to participants of the equivalent amount in cash.

The total amount of the expense was calculated considering the value of the shares and is recognized in the results over the vesting period.

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Stock Program Table (Performance Shares and Restricted Shares)

Identification of grant	Shares granted (principal)	Maturity date	Grant Price	Share balance (principal) Dec 2023	Shares (principal) granted during the period	Shares transferred during the period				Paid in cash				Canceled shares (principal)	Share balance (principal)
						Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares transferred	Billed volume (principal)	Performance change	Additional dividends	Subtotal of shares paid in cash	during the period	June 2024
2021-2023 Plan 2023 Grant(s)	1,560,993	July/26	R$ 12.60	1,560,993	-	-	-	-	-	-	-	-	-	(71,407)	1,489,586
2021-2023 Plan 2022 Grant(s)	1,227,712	Apr/25	R$ 13.23	771,302	-	-	-	-	-	-	-	-	-	(12,078)	759,224
2021-2023 Plan 2021 Grant(s)	3,431,610	May/24	R$ 12.95	821,942	-	-	-	-	-	-	-	-	-	(8,686)	813,256
Total	6,220,315			3,154,237	-	-	-	-	-	-	-	-	-	(92,171)	3,062,066
Weighted average price of the balance of grants			R$ 12.85

The base price of the share of each share was calculated using the weighted averages of TIM S.A.’s share price. (TIM Participações S.A. before the merger by TIM S.A. on August 31, 2020), considering the following periods:

•        2021-2023 Plan - 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2021–03/31/2021.

•        2021–2023 Plan – 2nd Grant - traded volume and trading price of TIM S.A. shares in the period 03/01/2022–03/31/2022.

•        2021-2023 Plan - 1st Grant-traded volume and trading price of TIM S.A. shares for the period 03/01/2023–03/31/2023.

On June 30, 2024, expenses related to said long-term benefit plans totaled R$ 14,113 (R$ 10,811 as of June 30, 2023).

Termination of the Share Buyback Program and Approval of a New Program

On May 5, 2021, the Board of Directors of the Company approved a Share Buyback Program. On June 12, 2023, the Board of Directors became aware of the termination of this program and approved a new share buyback program of its own issuance. The new program will start as of the date of the Board of Directors’ resolution, remaining in effect until December 12, 2024, considering that acquisitions shall be made on the Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão), at market prices, observing the applicable legal and regulatory limits.

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28.	Net revenue

Revenues from services rendered

The principal service revenue derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenue is recognized as the services are used, net of sales taxes and discounts granted on services. This revenue is recognized only when the amount of services rendered can be estimated reliably.

Revenues are recognized monthly, through billing, and revenues to be billed between the billing date and the end of the month (unbilled) are identified, processed, and recognized in the month in which the service was provided. These non-billed revenues are recorded on an estimated basis, which takes into account consumption data and number of days elapsed since the last billing date.

Interconnection traffic and roaming revenue are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers and/or reload credits in the possession of trading partners regarding the prepaid service system are recorded as deferred revenue and allocated to income (loss) when these services are actually used by customers.

The net service revenue item also includes revenue from new partnership agreements (financial, education and advertising), and the amount of revenue recognized in the period ended June 30, 2024 is R$ 61,621 (R$ 67,962 on June 30, 2023).

Regarding the financial partnership, the Arbitration Procedure No. 28/2021/SEC8 was filed before the Arbitration and Mediation Center of the Brazil-Canada Chamber of Commerce (“CCBC” and “Arbitration Procedure”, respectively), by TIM against Banco C6 S.A., Carbon Holding Financeira S.A. and Carbon Holding S.A (together, “Defendants”), through which the interpretation of certain clauses in the contracts that rule the partnership between the parties will be discussed. In case of loss, the partnership may be terminated.

Revenues from sales of goods

Revenues from sales of goods (telephones, mini-modems, tablets and other equipment) are recognized when the performance obligations associated with the contract are transferred to the buyer. Revenues from sales of devices to trading partners are accounted for at the time of their physical delivery to the partner, net of discounts, and not at the time of sale to the end customer, since the Company has no control over the good sold.

Contract identification

The Company monitors commercial contracts in order to identify the main contractual clauses and other elements present in the contracts that could be relevant in the application of the accounting rule IFRS 15 / CPC47 – Revenue from Contracts with Customers.

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Identification of the performance obligation

 Based on the review of its contracts, the Company mainly verified the existence of the following performance obligations:

(i) sale of equipment; and

(ii) provision of mobile, fixed and internet telephony services.

Thus, the Company started to recognize revenues when (or as) the Company meets the performance obligation by transferring the asset or service promised to the customer; and the asset is considered transferred when or as the customer obtains control of that asset.

 Determining and Allocating the Transaction Price to the Performance Obligation

The Company understands that its commercial packages that combine services and sale of cellular handsets with discounts. In accordance with IFRS 15 / CPC 47, the Company is required to perform the discount allocation and recognize revenues related to each performance obligation based on their standalone selling prices.

Cost to obtain contract

All incremental costs related to obtaining a contract (sales commissions and other costs of acquisition from third parties) are recorded as prepaid expenses and (as described in Note 10) amortized over the same period as the revenue associated with this asset. Similarly, certain contract compliance costs are also deferred to the extent that they relate to performance obligations under the customer agreement, i.e. when the customer obtains control over the asset.

	Parent Company		Consolidated
	June 2024	June 2023	June 2023

Net operating revenue	12,398,069	11,512,527	11,503,415

Gross operating revenue	17,817,307	16,200,727	16,239,128

Revenue from services	17,016,147	15,496,673	15,535,074
Revenue from services - Mobile	16,028,472	14,534,832	14,573,233
Service revenue - Landline	987,675	961,841	961,841

Sale of goods	801,160	704,054	704,054

Deductions from gross revenue	(5,419,238)	(4,688,200)	(4,735,713)
Taxes levied	(1,977,260)	(1,827,801)	(1,874,711)
Discounts granted	(3,433,135)	(2,856,615)	(2,857,219)
Returns and other	(8,843)	(3,784)	(3,783)

103

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)
29.	Operating costs and expenses

	Parent Company
	June 2024				June 2023
	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total

	(5,868,106)	(2,961,776)	(889,004)	(9,718,886)	(5,987,277)	(2,741,414)	(866,595)	(9,595,286)

Personnel	(22,753)	(450,021)	(257,655)	(730,429)	(36,386)	(417,433)	(218,390)	(672,209)
Outsourced services	(337,381)	(1,074,559)	(384,664)	(1,796,604)	(333,900)	(1,076,140)	(406,697)	(1,816,737)
Interconnection and connection means	(1,551,156)	-	-	(1,551,156)	(1,846,323)	-	-	(1,846,323)
Depreciation and amortization	(3,116,090)	(191,685)	(202,497)	(3,510,272)	(3,026,270)	(162,713)	(203,055)	(3,392,038)
Taxes, fees and contributions	(64,480)	(471,486)	(16,523)	(552,489)	(17,164)	(389,157)	(13,860)	(420,181)
Rentals and reinsurance	(258,894)	(89,005)	(14,599)	(362,498)	(258,856)	(72,825)	(10,172)	(341,853)
Cost of goods sold	(515,308)	-	-	(515,308)	(468,358)	-	-	(468,358)
Advertising	-	(322,468)	-	(322,468)	-	(301,102)	-	(301,102)
Losses on doubtful accounts	-	(338,102)	-	(338,102)	-	(286,767)	-	(286,767)
Other	(2,044)	(24,450)	(13,066)	(39,560)	(20)	(35,277)	(14,421)	(49,718)

	Consolidated
	June 2023
	Cost of services rendered and goods sold	Marketing expenses	General and administrative expenses	Total

	(5,744,233)	(2,852,794)	(868,181)	(9,465,208)

Personnel	(36,386)	(417,433)	(218,390)	(672,209)
Outsourced services	(340,063)	(1,145,491)	(408,252)	(1,893,806)
Interconnection and connection means	(1,376,316)	-	-	(1,376,316)
Depreciation and amortization	(3,245,843)	(162,766)	(203,055)	(3,611,664)
Taxes, fees and contributions	(17,271)	(412,104)	(13,885)	(443,260)
Rentals and reinsurance	(259,545)	(72,828)	(10,178)	(342,551)
Cost of goods sold	(468,358)	-	-	(468,358)
Advertising	-	(301,102)	-	(301,102)
Losses on doubtful accounts	-	(305,793)	-	(305,793)
Other	(451)	(35,277)	(14,421)	(50,149)

The Company makes contributions to public or private pension insurance plans on a mandatory, contractual or voluntary basis while the employee is on the staff of the Company totaling R$ 10,878 (R$ 11,176 on June 30, 2023). Such plans do not bring any additional obligations to the Company. If the employee ceases to be part of the company's staff in the period necessary to have the right to withdraw contributions made by sponsors, the amounts to which the employee is no longer entitled and which may represent a decrease in the company's future contributions to active employees, or a cash refund of these amounts, are released as assets.

104

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)
30.	Other net revenue (expense)

	Parent company		Consolidated
	June 2024	June 2023	June 2023
Revenues
Revenue from grant, net	-	860	860
Fines on telecommunication services	48,860	35,265	35,492
Revenue on disposal of assets	1,652	1,523	1,523
Other revenues (ii)	35,120	31,662	31,655
	85,632	69,310	69,530
Expenses
FUST/FUNTTEL(i)	(80,411)	(77,200)	(78,366)
Taxes, fees and contributions	(12,534)	(534)	(534)
Provision for legal and administrative proceedings, net of reversal
	(122,533)	(157,102)	(157,104)
Expenses on disposal of assets	(2,555)	(1,040)	(1,040)
Other expenses	(14,050)	(9,997)	(10,676)
	(232,083)	(245,873)	(247,720)

Other revenues (expenses), net	(146,451)	(176,563)	(178,190)

(i)	Representing the expenses incurred with contributions on the various telecommunications revenues due to ANATEL, according to current legislation.

(ii)	It mainly represents deferred revenue in the towers sold (pursuant to Note 18), of which R$ 27,048 on June 30, 2024 (R$ 27,048 on June 30, 2023).

31.	Financial revenues
	Parent company		Consolidated
	June 2024	June 2023	June 2023

Financial revenues	409,391	670,652	691,401
Interest on interest earning bank deposits	185,795	204,624	225,097
Interest received from customers	20,701	12,205	12,286
Swap interest (iii)	131,090	309,245	309,245
Interest on lease	14,072	13,860	13,860
Inflation adjustment(i)	37,302	108,989	108,989
Other derivatives(ii)	19,587	19,587	19,587
Other revenue	844	2,142	2,337

(i) A substantial part is related to monetary restatement on tax credits and judicial deposits.

(ii) This is mainly the difference between the market value and the cost of the share subscription options related to the operational partnership with Banco C6, started in 2020, to which the Company was entitled in the period due to the achievement of targets. In the first semester of 2024, the Company obtained the subscription right related to the 11th contractual target, generating an effect of R$ 19,587 (R$ 19,587 on June 30, 2023, related to 9th contract target). The market value was calculated based on information available in the last investment transaction carried out by the partner and disclosed in the market. The disclosures of this derivative financial instrument are detailed in Note 37, which was measured at fair value, and will subsequently be measured in the Company’s income, considering the risks related to arbitration disclosed in Note 28.

(iii) Represents gains obtained from swap instruments obtained to hedge the Company from changes in interest rates on debts.

105

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)
32.	Financial expenses

	Parent company		Consolidated
	June 2024	June 2023	June 2023

Financial expenses	(1,415,230)	(1,429,089)	(1,337,014)
Interest and inflation adjustment on loans and financing	(135,767)	(91,353)	(91,353)
Interest on taxes and rates	(130,283)	(116,934)	(120,284)
Swap interest	(211,145)	(300,352)	(300,352)
Interest on lease liabilities	(710,029)	(613,700)	(512,126)
Inflation adjustment(i)	(95,730)	(161,360)	(166,537)
Discounts granted	(20,752)	(24,512)	(24,512)
Other expenses (ii)	(111,524)	(120,878)	(121,850)

(i) Substantial portion related to the monetary restatement of lawsuits, in the amount of R$ 89,047 - see note 24 (R$ 165,087 as of June 30, 2023); and

(ii) A major portion related to: (a) interest on concessions totaling R$ 55,132 (R$ 49,441 at June 30, 2023); and (b) financial expenses related to guarantee insurance, surety and charges of R$ 49,708 (R$ 48,598 on June 30, 2023).

106

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)
33.	Foreign exchange variations, net

	Parent Company		Consolidated
	June 2024	June 2023	June 2023
Revenues
Loans and financing(i)	-	143,104	143,104
Suppliers	5,913	20,253	20,253
Swap(ii)	99,838	10,698	10,698
Other	56,193	9,521	9,521
	161,944	183,576	183,576
Expenses
Loans and financing(i)	(50,528)	(10,698)	(10,698)
Suppliers	(30,009)	(6,061)	(6,061)
Swap(ii)	(49,310)	(143,104)	(143,104)
Other	(1,202)	(27,280)	(27,280)
	(131,049)	(187,143)	(187,143)

Net foreign exchange variations	30,895	(3,567)	(3,567)

(i) It mainly refers to foreign exchange variation on loans and financing in foreign currency.

(ii) Referring to derivative financial instruments to mitigate risks of foreign exchange variations related to foreign currency debts (Note 37).

34.	Earnings per share

The balances presented below represent the Parent Company and Consolidated amounts.

(a)       Basic

Basic earnings per share are calculated by dividing profit attributable to Company’s shareholders by the weighted average number of shares issued during the period, excluding treasury shares.

	June 2024	June 2023

Income attributable to the shareholders of the company	1,300,643	1,038,908

Weighted average number of shares issued (thousands)	2,420,240	2,420,811

Basic earnings per share (in R$)	0.54	0.43

107

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

(b)       Diluted

Diluted earnings per share are calculated by adjusting the weighted average amount of shares outstanding, excluding treasury shares, to assume the conversion of all potential dilutive shares.

	June 2024	June 2023

Income attributable to Company's shareholders	1,300,643	1,038,908

Weighted average number of shares issued (thousands)	2,420,579	2,420,811

Diluted earnings per share (in R$)	0.54	0.43

The calculation of net earnings per share considered 339 thousands (the Company did not have potentially dilutive shares on June 30, 2023) related to the long-term incentive plan, as mentioned in Note 27.

35.	Balances and transactions with related parties

The balances of transactions with Telecom Italia Group companies, subsidiaries and associated companies are as follows:

Assets

	Parent Company
	June 2024	December 2023

Telecom Italia Sparkle(i)	6,663	3,004
Gruppo Havas(vi)	68,753	6,544
TI Sparkle(iii)	350	187
TIM Brasil(vii)	23,310	22,803
Telecom Italia S.p.A.(ii)	12,090	3,298
I-Systems(ix)	41,146	7,502
Other	96	96
Total	152,408	43,434

108

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

	Liabilities
	Parent Company
	June 2024	December 2023

Telecom Italia S.p.A.(ii)	162,729	127,902
Telecom Italia Sparkle(i)	8,413	4,797
TI Sparkle(iii)	13,788	8,087
TIM Brasil(iv)	10,858	10,858
Vivendi Group(v)	1,663	2,683
Gruppo Havas(vi)	103,175	68,407
I-Systems(viii)	59,763	60,367
TIM Brasil (xii)	751,458	370,774
Italtel(xi)	9,428	8,507
Other	9,826	4,229

Total	1,131,101	666,611

Revenue
	Parent Company		Consolidated
	June 2024	June 2023	June 2023

Telecom Italia S.p.A.(ii)	92	4,246	4,246
Telecom Italia Sparkle(i)	3,124	1,793	1,793
TI Sparkle(iii)	168	490	490
I Systems (ix)	737	16,778	16,778
Cozani(x)	-	3,041	-
Total	4,121	26,348	23,307

Cost / Expense
	Parent Company		Consolidated
	June 2024	June 2023	June 2023

Telecom Italia S.p.A.(ii)	69,268	62,795	62,795
Telecom Italia Sparkle(i)	3,941	9,406	9,406
TI Sparkle(iii)	8,982	8,761	8,761
Vivendi Group(v)	3,141	3,037	3,037
Gruppo Havas(vi)	289,997	265,813	265,813
I Systems(viii)	210,260	192,331	192,331
Cozani(x)	-	480,108	-
Other	11,295	11,553	11,553
Total	596,884	1,033,804	553,696

109

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

(i) amounts refer to roaming, Value-Added Services – VAS, transfer of means and international voice-wholesale.

(ii) The amounts refer to international roaming, technical assistance and value added services – VAS and licensing for the use of a registered trademark, granting TIM. S.A. the right to use the “TIM” brand upon payment of royalties in the amount of 0.5% of the Company’s net revenue, with payment made on a quarterly basis.

(iii) Values refer to link rental, EILD rental, media rental (submarine cable) and signaling service.

(iv) Mainly refer to judicial deposits made on account of labor claims and transfers of employees.

(v) the values refer to Value Added Services-VAS.

(vi) From the values described above, in the result, they refer to advertising services, of which, R$ 263,547 (R$ 243,227 on June 30, 2023), are related to media transfers.

(vii) Refer to judicial deposits made on account of labor claims.

(viii) The amounts refer to fiber infrastructure capacity services.

(ix) The amounts are related to services provided by TIM S.A., mainly related to network operation and maintenance in the scope of Transition Service Agreement, signed when closing the transaction.

(x) Refer to contracts related to the operation of telecommunications services, including interconnection, roaming, assignment of means and use of radio frequencies, in addition to co-billing agreements.

(xi) The amounts refer to the development of the software used in the billing of telecommunication services. The company was merged in April 2023 and all intercompany balances were eliminated.

(xii) The amounts refer to the balance of dividends payable to the parent company.

The Company has social investment actions that include donations, projects developed by the Tim Institute and sponsorships. On June 30, 2024, the Company invested R$ 5,146 (R$ 6,006 on June 30, 2023).

Sales and purchases involving related parties are carried out at prices equivalent to those practiced in the market. Outstanding balances at the end of the year are not linked to guarantees and are settled in cash. There were no guarantees provided or received in connection with any accounts receivable or payable involving related parties.

Balances on equity accounts are recorded in the groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

110

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)
36.	Management remuneration

The key management personnel includes: statutory directors and the Board of Directors. The payment of key management personnel for the provision of their services is presented below:

	June 2024	June 2023

Short-term benefits	13,311	11,536
Share-based remuneration	4,930	4,187
	18,241	15,723

37.	Financial instruments and risk management

Among the financial instruments registered in the Company, there are derivatives that are financial assets or liabilities measured at fair value through profit or loss. At each balance sheet date such assets/liabilities are measured at their fair value. Interest, monetary correction, foreign exchange variation and variations arising from the fair value measurement, where applicable, shall be recognized in the result when incurred, under the line of financial revenues or expenses.

Derivatives are initially recognized at fair value on the date the derivative agreement is entered into, and are subsequently remeasured at fair value. The Company does not apply “hedge accounting”.

The company carries out transactions with derivative financial instruments, without speculative purposes, only with the aim of i) reducing risks related to foreign exchange variation and ii) managing interest rate exposure. The Company's derivative financial instruments are specifically represented by swap and options contracts.

The company's financial instruments are being presented in compliance with IFRS 9 / CPC 48.

The main risk factors to which the Company is exposed are:

(i) Exchange rate risks

The exchange rate risks relate to the possibility of the Company computing i) losses derived from fluctuations in exchange rates by increasing the balances of debt with loans and financing obtained in the market and the corresponding financial expenses or ii) increase in cost in commercial contracts that have some type of link to foreign exchange variation. In order for these types of risks to be mitigated, the company performs: swap contracts with financial institutions with the aim of canceling the impacts arising from the fluctuation of exchange rates on the balance sheet and financial result and commercial contracts with foreign exchange band clauses with the aim of partially mitigating foreign exchange risks or derivative financial instruments to reduce the remaining risks of foreign exchange exposure in commercial contracts.

On June 30, 2024 and December 31, 2023, the Company's loans and financings indexed to the variation of foreign currencies are fully protected, both in terms and in value, by swap contracts. Gains or losses on these swap contracts are recorded in the company's earnings.

111

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

(ii) Interest rate risks

Interest rate risks refer to:

The possibility of variations in the fair value of the loans obtained by the company indexed to TJLP, IPCA, fixed rate and/or TLP, when such rates pose a risk to the company’s perspective of not corresponding proportionally to the rates relating to Interbank Certificates of Deposit (CDI). The Company opted to hedge the exposure linked to the IPCA arising from the issuance of debentures, financing to BNDES (FINAME) and BNB, all of them until maturity.

The possibility of an unfavorable movement in interest rates would cause an increase in the financial expenses of the Company, as a result of the share of the debt and the passive positions that the Company has in swap contracts linked to floating interest rates (percentage of the CDI). However, on June 30, 2024 and December 31, 2023, the Company maintains its financial resources applied to Interbank Certificates of Deposit (CDI), which substantially reduces this risk.

(iii) Credit risk inherent in the provision of services

The risk is related to the possibility of the Company computing losses derived from the inability of the subscribers to honor the payments of the invoiced amounts. To minimize this risk, the company preventively performs credit analysis of all orders imputed by the sales areas and monitors the accounts receivable of subscribers, blocking the ability to use services, among other actions, if customers do not pay their debts. There are no customers who have contributed more than 10% of net accounts receivable on June 30, 2024 and December 31, 2023 or revenues from services rendered during the periods ended June 30, 2024 and June 30, 2023.

(iv) Credit risk inherent in the sale of telephone sets and prepaid telephone cards

The group's policy for the sale of telephone devices and the distribution of prepaid telephone cards is directly related to the credit risk levels accepted during the normal course of business. The selection of partners, the diversification of the portfolio of accounts receivable, the monitoring of loan conditions, the positions and limits of orders established for traders, the formation of collateral are procedures adopted by the company to minimize possible collection problems with its trading partners. There are no customers who contributed more than 10% of merchandise sales revenue during the periods ended June 30, 2024 and 2023. There are no customers who contributed more than 10% of the net receivables from the sale of goods as of June 30, 2024 and December 31, 2023.

(v)       Liquidity risk

Liquidity risk arises from the need for cash before the obligations assumed. The Company structures the maturities of its non-derivative financial instruments and their respective derivative financial instruments so as not to affect liquidity. See Notes 17 and 21.

The liquidity and cash flow management of the Company are carried out daily to ensure that the operational cash generation and prior fund raising, when necessary, are sufficient to maintain its schedule of operational and financial commitments.

All interest earning bank deposits of the Company have daily liquidity and the Management may, even in specific cases: i) revise the dividend payment policy; ii) issue new shares; and/or iii) sell assets to increase liquidity.

112

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

(vi) Financial credit risk

The cash flow forecast is performed by the Finance Executive Board, which monitors the continuous forecasts of the liquidity requirements to ensure that the Company has enough cash to satisfy its operating needs. This forecast takes into consideration the investment, debt financing plans, compliance with covenants, attainment of the internal goals and if applicable, external or legal regulatory requirements.

The risk is related to the possibility of the Company posting losses resulting from difficulties in the redemption of short-term interest earning bank deposits and swap contracts, due to possible insolvency of counterparties. The Company minimizes the risk associated with these financial instruments by maintaining operations only with financial institutions of recognized market strength, in addition to following a policy that establishes maximum levels of risk concentration per financial institution.

Fair value of derivative financial instruments:

The derivative financial instruments are presented below:

	June 2024		December 2023
	Assets	Liabilities	Assets	Liabilities

Operations with derivatives	362,071	189,831	304,959	239,714
Other derivatives(i)	522,822	-	502,453	-
	884,893	189,831	807,412	239,714

Current portion	(358,351)	(189,831)	(299,539)	(239,714)
Non-current portion	526,542	-	507,873	-

(i) Other derivatives are instruments of share subscription options represent the option of the Company to subscribe 4.62% of the shares of C6 capital on June 30, 2024 (4.44% on December 31, 2023), where the Group/Company paid a share subscription premium in the amount of R$ 26.3 million until June 30, 2024 (R$ 25.5 million until December 31, 2023). As required by IFRS 9 / CPC 48, the financial instrument must be valued at its fair value that on June 30, 2024 corresponds to R$ 523 million (R$ 502 million as of December 31, 2023).

The impact of the mark-to-market is calculated by the difference in the fair value of the option less the amount paid for the share subscription premium. This financial instrument was measured at fair value and subsequently revaluated and possible changes recorded in the Company’s financial income (loss) for the year, considering the arbitration risks disclosed in Note 28.

The long-term derivative financial instruments at June 30, 2024 are due in accordance with the following schedule:

Assets

2025	3,720
>2026	522,822
526,542

113

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

Non-derivative financial liabilities are substantially composed of accounts payable with suppliers, dividends payable and other obligations, the maturity of which will occur in the next 12 months, except for loans and financing and leases, the nominal flows of payments of which are disclosed in Notes 21 and 17.

Financial instruments measured at fair value:

	June 2024
	Level 1	Level 2	TOTAL

Total assets	1,355,689	1,047,851	2,403,540

Financial assets at fair value through profit or loss	1,355,689	1,047,851	2,403,540

Derivative financial instruments	-	362,071	362,071
Other derivatives	-	522,822	522,822
Marketable securities	1,215,835	-	1,215,835
Other financial assets	139,854	162,958	302,812

Total liabilities		189,831	189,831

Financial liabilities at fair value through profit or loss		189,831	189,831

Derivative financial instruments		189,831	189,831

	December 2023
	Level 1	Level 2	TOTAL

Total assets	2,025,202	970,370	2,995,572

Financial assets at fair value through profit or loss	2,025,202	970,370	2,995,572

Derivative financial instruments	-	304,959	304,959
Other derivatives	-	502,453	502,453
Marketable securities	1,971,439	-	1,971,439
Other financial assets	53,763	162,958	216,721

Total liabilities	-	239,714	239,714

Financial liabilities at fair value through profit or loss	-	239,714	239,714

Derivative financial instruments	-	239,714	239,714

114

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is seen as active if quoted prices are ready and regularly available from a stock exchange, distributor, broker, industry group, pricing service, or regulatory agency, and those prices represent real market transactions and that occur regularly on purely commercial basis. These instruments are included in the Level 1. The instruments included in Level 1 mainly comprise the equity investments of bank certificates of deposit (CDB) and committed classified as securities for trading.

The fair value of financial instruments that are not traded on active markets (for example, over-the-counter derivatives) is determined based on valuation techniques. These valuation techniques maximize the use of the data adopted by the market where it is available and rely as little as possible on entity-specific estimates. If all relevant information required for the fair value of an instrument is adopted by the market, the instrument is included in Level 2.

If relevant information is not based on data adopted by the market, the instrument is included in Level 3.

Specific evaluation techniques used to measure the financial instruments include:

•	Quoted market prices or quotes from financial institutions or brokerage firms for similar instruments.
•	The fair value of swaps of interest rate is calculated at the present value of future cash flows estimated based on yield curves adopted by the market.
•	Other techniques, such as analysis of discounted cash flows, available data of the last relevant transaction and analysis of results based on multiples of similar companies, are used to determine the fair value of the remaining financial instruments.

The fair values of currency derivative financial instruments and interest rates of the Company were determined by means of future cash flows (active and passive position) using the contracted conditions and bringing these flows to present value through discounts for the use of future interest rate disclosed by market sources. Fair values were estimated at a specific time, based on available information and own evaluation methodologies.

115

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

Financial assets and liabilities by category

The Company’s financial instruments per category can be summarized as follows:

June 30, 2024

	Measured at amortized cost	Fair value through profit or loss	Total

Assets, as per balance sheet	7,513,737	2,403,540	9,917,277

Derivative financial instruments	-	362,071	362,071
Other derivatives	-	522,822	522,822
Trade accounts receivable and other accounts receivable excluding prepayments	4,430,691	-	4,430,691
Marketable securities	-	1,215,835	1,215,835
Cash and cash equivalents	2,111,151	-	2,111,151
Leases	239,934	-	239,934
Judicial deposits	677,499	-	677,499
Other financial assets	-	302,812	302,812
Other amounts recoverable	54,462	-	54,462

Liabilities, as per balance sheet	20,463,414	189,831	20,653,245

Loans and financing	3,096,145	-	3,096,145
Derivative financial instruments	-	189,831	189,831
Suppliers and other obligations, excluding legal obligations	3,649,017	-	3,649,017
Lease liabilities	12,479,561	-	12,479,561
Dividends and interest on shareholders' equity payable	1,238,691	-	1,238,691

116

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

December 31, 2023

	Measured at amortized cost	Fair value through profit or loss	Total

Assets, as per balance sheet	7,993,747	2,995,572	10,989,319

Derivative financial instruments	-	304,959	304,959
Other derivatives	-	502,453	502,453
Trade accounts receivable and other accounts receivable excluding prepayments	3,908,773	-	3,908,773
Marketable securities	-	1,971,439	1,971,439
Cash and cash equivalents	3,077,931	-	3,077,931
Leases	236,341	-	236,341
Judicial deposits	689,739	-	689,739
Other financial assets	-	216,721	216,721
Other amounts recoverable	80,963	-	80,963

Liabilities, as per balance sheet	21,287,705	239,714	21,527,419

Loans and financing	3,770,946	-	3,770,946
Derivative financial instruments	-	239,714	239,714
Suppliers and other obligations, excluding legal obligations	4,612,112		4,612,112
Lease liabilities	12,256,775	-	12,256,775
Dividends and interest on shareholders' equity payable	647,872	-	647,872

The regular purchases and sales of financial assets are recognized on the trading date, which is the date when the Company commits to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in fair value are recorded in the profit and loss for the year, in the financial revenues and expenses’ group.

Financial risk hedge policy adopted by the Company

The Company's policy establishes that mechanisms must be adopted to protect against financial risks arising from the contracting of financing in foreign currency or indexed to the interest rate, in order to manage said exposure.

The contracting of derivative financial instruments against foreign exchange exposure shall occur simultaneously with the contracting of the debt that gave rise to such exposure. The level of coverage to be contracted for such foreign exchange exposures shall be 100% of the risk, both in terms and in value. To cover interest rates, it is up to the Company to elect or not to contract a hedging mechanism, as provided for in the internal policies.

On June 30, 2024, there are no margins or guarantees applied to transactions with derivative financial instruments of the Company.

Based on mandatory market developments, we changed the index of our debt with KFW/Finnvera from Libor to SOFR.

117

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

Likewise, for maintaining the hedge, we migrated the swap transaction with Bank of America, which until then was indexed to Libor and became indexed to SOFR as of January 2024. Transition without any cash effect and with the same cost as a percentage of the original CDI.

The selection criteria of financial institutions follow parameters that take into account the rating provided by renowned risk analysis agencies, shareholders’ equity and levels of concentration of operations and resources.

The operations with derivative financial instruments contracted by the Company and in force on June 30, 2024 and December 31, 2023 are shown in the following table:

June 30, 2024

		COUNTERPARTY			% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total Debt	Total swap (Long position)¹	Long position	Short position
USD	SOFR X DI	KFW/ Finnvera	Bank of America	95,753	95,754	100%	SOFR + 1.17826% p.a.	81.50−92.59% CDI
BRL	IPCA x DI	BNB	XP and ITAU	561,003	562,453	100%	IPCA + 1.22−1.49% p.a.	55.70−69.50% CDI
BRL	IPCA x DI	DEBENTURE	ITAU	1,933,743	1,937,741	100%	IPCA + 4.17% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	393,122	394,295	100%	IPCA + 4.23% p.a.	96.95% CDI

¹ In certain swap contracts, long position includes the cost of income tax (15%) and few debt contracts linked to IPCA were remeasured due to the deflation. After related taxes, coverage remains at 100%.

December 31, 2023

		COUNTERPARTY			% Coverage	AVERAGE SWAP RATES
Currency	Type of SWAP	Debt	SWAP	Total Debt	Total swap (Long position)¹	Long position	Short position
USD	LIBOR X DI	KFW/ Finnvera	JP Morgan and Bank of America	125,854	125,854	100%	LIBOR 6M + 0.75% p.a.	79.00−92.59% CDI
BRL	IPCA x DI	BNB	XP and ITAU	206,140	207,987	100%	IPCA + 1.22−1.49% p.a.	67.73–69.50% CDI
USD	PRE x DI	The Bank of Nova Scotia	Scotiabank	485,498	485,740	100%	1.73% p.a.	CDI + 1.05% CDI
BRL	PRE x DI	BNP Paribas	BNP Paribas	515,068	517,727	100%	8.34% p.a.	CDI + 1.07%
BRL	IPCA x DI	DEBENTURE	ITAU	1,880,389	1,882,880	100%	IPCA + 4.17% p.a.	CDI + 0.95%
BRL	IPCA x DI	BNDES	XP	392,340	393,389	100%	IPCA + 4.23% p.a.	96.95% CDI

¹ In certain swap contracts, long position includes the cost of income tax (15%). After related taxes, coverage remains at 100%.

Position showing the sensitivity analysis – effect of variations in the fair value of the swaps

For the purpose of identifying possible distortions arising from operations with consolidated derivative financial instruments currently in force, a sensitivity analysis was performed considering the variables CDI, US dollar (USD), SOFR and IPCA, individually, in three distinct scenarios (probable, possible and remote), and their respective impacts on the results obtained.

118

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

Our assumptions basically observed the individual effect of the CDI, USD, SOFR and IPCA variation used in the transactions as the case may be, and for each scenario the following percentages and quotes were used:

Sensitivity scenario (i)		Fair value in USD, EUR, BRL and IPCA (ii)	A) ∆ Accumulated variation in debt	Fair value of the long position of the swap (+)	Fair value of the short position of the swap (-)	Swap result	B) ∆ Accumulated variation in swap	C) Final result (B-A)

	Jun./24	2,796,453	-	2,796,453	(2,623,774)	172,679	-	-

CDI	probable	2,796,453	-	2,796,453	(2,623,774)	172,679	-	-
	possible	2,796,453	-	2,796,453	(2,617,387)	179,066	6,387	6,387
	remote	2,796,453	-	2,796,453	(2,611,751)	184,702	12,023	12,023
USD	probable	2,796,453	-	2,796,453	(2,623,774)	172,679	-	-
	possible	2,820,325	23,872	2,820,325	(2,623,774)	196,551	23,872	-
	remote	2,844,197	47,744	2,844,197	(2,623,774)	220,423	47,744	-
SOFR	probable	2,796,453	-	2,796,453	(2,623,774)	172,679	-	-
	possible	2,797,826	1,373	2,797,826	(2,623,774)	174,052	1,373	-
	remote	2,799,198	2,745	2,799,198	(2,623,774)	175,424	2,745	-
IPCA	probable	2,796,453	-	2,796,453	(2,623,774)	172,679	-	-
	possible	2,692,454	(103,999)	2,692,454	(2,623,774)	68,680	(103,999)	-
	remote	2,594,805	(201,648)	2,594,805	(2,623,774)	(28,969)	(201,648)	-

(1) Scenarios sensitized with the following increase in rates: probable scenario without increase; possible scenario with 25% increase; and remote scenario with 50% increase.

(2) (KFW Finnvera, BNB, Debenture and BNDES.

Risk variable	Sensitivity scenario (i)	CDI	USD	SOFR	IPCA

CDI	Probable	10.40%	5.5589	5.39%	4.23%
	Possible	13.00%	5.5589	5.39%	4.23%
	Remote	15.60%	5.5589	5.39%	4.23%
USD	Probable	10.40%	5.5589	5.39%	4.23%
	Possible	10.40%	6.9486	5.39%	4.23%
	Remote	10.40%	8.3384	5.39%	4.23%
SOFR	Probable	10.40%	5.5589	5.39%	4.23%
	Possible	10.40%	5.5589	6.74%	4.23%
	Remote	10.40%	5.5589	8.08%	4.23%
IPCA	Probable	10.40%	5.5589	5.39%	4.23%
	Possible	10.40%	5.5589	5.39%	5.29%
	Remote	10.40%	5.5589	5.39%	6.35%

(i) Scenarios sensitized with the following increase in rates: probable scenario without increase; possible scenario with 25% increase; and remote scenario with 50% increase.

119

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

As the Company has derivative financial instruments for the purposes of protection of its respective financial liabilities, the changes in the scenarios are accompanied by the respective object of protection, thus showing that the effects related to the exposure generated in the swaps will have their counterpart reflected in the debt. For these transactions, the Company discloses the fair value of the object (debt) and the protective derivative financial instrument on separate lines, as demonstrated above in the sensitivity analysis demonstration table, in order to report the company's net exposure in each of the scenarios mentioned.

It is noteworthy that the operations with derivative financial instruments contracted by the company have as sole objective the patrimonial protection. In this way, an improvement or worsening in their respective market values will be equivalent to an inverse movement in the corresponding portions of the value of the financial debt contracted, object of the derivative financial instruments of the company.

The sensitivity analyses for derivative financial instruments in force on June 30, 2024 were carried out considering, basically, the assumptions related to changes in market interest rates and the change in the US dollar used in swap contracts. The use of these assumptions in the analysis is due exclusively to the characteristics of derivative financial instruments, which have exposure only to changes in interest and exchange rates.

Table with gains and losses on derivatives in the period

	June 2024	June 2023
Net income (loss) from derivative operations	(29,527)	(123,512)
Income (loss) from operations with other derivatives	19,587	19,587

Capital management

The Group's objectives in managing its capital are to safeguard its business continuity capacity to offer return to shareholders and benefits to the other stakeholders besides maintaining a capital structure to reduce this cost. To maintain or adjust the group's capital structure, management may review the dividend payment policy, return capital to shareholders, or issue new shares or sell assets to reduce, for example, the level of debt.

Changes in financial liabilities

Changes in liabilities arising from financing activities such as loans and financing, lease liabilities lease and financial instruments are presented below:

Parent Company

	Loans and financing	Lease liabilities	Derivative financial instruments (assets) liabilities

December 31, 2023	3,770,946	12,256,775	(567,698)
Additions	386,925	1,355,893	(20,370)
Cancellations	-	(328,231)	-
Financial charges	138,960	733,270	80,056
Net foreign exchange variations	50,528	-	(50,528)
Payments	(1,251,214)	(1,538,146)	(136,522)

June 30, 2024	3,096,145	12,479,561	(695,062)

120

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

Parent Company

	Loans and financing	Lease liabilities	Derivative financial instruments (assets) liabilities

December 31, 2022	4,969,825	9,948,873	(508,251)
Additions	-	1,190,002	142,588
Balance of merged company	-	2,992,831	-
Cancellations	-	(239,937)	-
Financial charges	192,697	643,846	(8,893)
Net foreign exchange variations	(132,405)	-	132,405
Payments	(240,542)	(1,434,066)	(169,521)

June 30, 2023	4,789,575	13,101,549	(411,672)

Consolidated

	Loans and financing	Lease liabilities	Derivative financial instruments (assets) liabilities

December 31, 2022	4,969,825	12,831,865	(508,251)
Additions	-	1,428,088	142,588
Cancellations	-	(157,028)	-
Financial charges	192,697	621,570	(8,893)
Net foreign exchange variations	(132,405)	0	132,405
Payments	(240,543)	(1,622,946)	(169,521)

June 30, 2023	4,789,574	13,101,549	(411,672)

38.	Pension plan and other post-employment benefits

	June 2024	December 2023

PAMEC/asset policy and medical plan	5,019	5,019

ICATU, SISTEL and VIVEST

The Company sponsors defined benefit private pension and contribution plans for a group of employees from the former TELEBRÁS system, which are currently under the administration of ICATU FUNDO MULTIPATROCINADO and Fundação Sistel de Seguridade Social. In addition to the plans coming from the TELEBRÁS system, there is also the plan administered by the VIVEST foundation resulting from the incorporation of AES Atimus.

Such supplementary pension plans, as well as medical plans, are briefly explained below:

PBS assisted (PBS-Tele Celular Sul and PBS-Tele Nordeste Celular): SISTEL benefit plan with a defined benefit feature. It includes retired employees who were part of the plans sponsored by the companies of the old TELEBRÁS system;

PBS (PBS Tele Celular Sul and PBS Tele Nordeste Celular): pension plan for active and assisted employees with defined benefit characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

TIMPREV Plan (South and Northeast): pension plan for active and assisted employees with defined contribution characteristics. These benefit plans are managed by the ICATU Fundo MULTIPATROCINADO;

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TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)

Administration agreement: administration agreement for retirement payment to retirees and pensioners of the company's predecessors. Said plan is managed by ICATU Fundo MULTIPATROCINADO;

PAMEC/Asset Policy: complementary health care plan for retirees of the Company's predecessors;

AES Telecom: Complementary pension plan managed by Vivest, which is the responsibility of TIM, due to the acquisition of AES Atimus, a company that belonged to the former Eletropaulo. Currently, the plan is in the process of Withdrawal of Sponsorship with the National Superintendence of Complementary Pensions (PREVIC).

Fiber medical plan: Provision for maintenance of health plan as post-employment benefit to former employees of AES Atimus (as established in Law 9656/98, articles 30 and 31), which was acquired and incorporated by TIM.

39.	Insurance

The Company maintains a policy of monitoring the risks inherent in its operations. As a result, as of June 30, 2024, the company had insurance contracts in force to cover operational risks, civil liability, cyber risks, health, among others. The management of the company understands that the policies represent sufficient amounts to cover any losses. The main assets, liabilities or interests covered by insurance and their maximum indemnity limits are as follows:

Modalities	Maximum indemnity limits
Operational risks	R$ 590,376
General Civil Liability - RCG	R$ 80,000
Cyber risks	R$ 90,000
Automobile (executives and operational fleet)	R$ 1,000 for optional civil liability (Single guarantee of property damage and bodily harm) and R$ 100 for moral damages.

40. Supplementary information to the cash flow

	Parent Company		Consolidated
	June 2024	June 2023	June 2023

Transactions not involving cash

Additions to property, plant and equipment and intangible assets - with no cash effect	(1,270,613)	(1,090,002)	(1,490,295)
Increase in lease liabilities - no cash effect	1,355,893	1,090,002	1,490,295
Assets and liabilities, net of merger effects	-	3,877,394	-
C6 Bank bonus warrant	-	162,958	162,958
Allowances approved but not yet paid	1,173,000	290,000	290,000

122

TIM S.A. NOTES TO THE QUARTERLY INFORMATION - continued June 30, 2024 (In thousands of reais, unless otherwise indicated)
41.	Subsequent events

Distribution of interest on shareholders’ equity

The Company’s Board of Directors approved the distribution of
R$ 300,000 of interest on shareholders’ equity as of June 14, 2024. The payment took place on July 23, 2024, and the date for identification of shareholders entitled to receive such amounts took place on June 21, 2024.

123

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of the quarterly financial statements, along with the limited review report of Ernst & Young Auditores Independentes S/S (“EY”), for the period that ended on March 31st, 2024, and taking into account the information provided by the Company's management and the Independent Auditors, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

Rio de Janeiro, May 6th, 2024.

WALMIR URBANO KESSELI Chairman of the Fiscal Council	Elias de Matos Brito Member of the Fiscal Council
HELOISA BELOTTI BEDICKS Member of the Fiscal Council

124

STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer and Investor Relations Officer), Andrea Palma Viegas Marques (Chief Financial Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Maria Antonietta Russo (People, Culture & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer) and Fabiane Reschke (Legal Officer), as Statutory Officers of TIM S.A., declare, in accordance with article 27, paragraph 1, item VI of CVM Resolution Nr. 80 of March 29th, 2022, that they have reviewed, discussed and agreed with the Company’s Financial Statements for the year ended March 31st, 2024.

Rio de Janeiro, May 6th, 2024.

ALBERTO MARIO GRISELLI Diretor Presidente e Diretor de Relações com Investidores (Chief Executive Officer and Investor Relations Officer)	ANDREA PALMA VIEGAS MARQUES Diretora Financeira (Chief Financial Officer)
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	BRUNO MUTZENBECHER GENTIL Business Support Officer
FABIANE RESCHKE Diretora Jurídica (Legal Officer)	MARIA ANTONIETTA RUSSO People, Culture & Organization Officer

125

STATUTORY OFFICERS’ STATEMENT

Alberto Mario Griselli (Chief Executive Officer and Investor Relations Officer), Andrea Palma Viegas Marques (Chief Financial Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Maria Antonietta Russo (People, Culture & Organization Officer), Mario Girasole (Regulatory and Institutional Affairs Officer) and Fabiane Reschke (Legal Officer), as Statutory Officers of TIM S.A., declare, in accordance with Section 27, paragraph 1, item V of CVM Resolution Nr. 80 of March 29th, 2022, that they have reviewed, discussed and agreed with the opinion expressed on the Company’s Independent Auditors’ Report regarding the Company’s Financial Statements for the year ended March 31st, 2024.

Rio de Janeiro, May 6th, 2024.

ALBERTO MARIO GRISELLI Diretor Presidente e Diretor de Relações com Investidores (Chief Executive Officer and Investor Relations Officer)	ANDREA PALMA VIEGAS MARQUES Diretora Financeira (Chief Financial Officer)
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	BRUNO MUTZENBECHER GENTIL Business Support Officer
FABIANE RESCHKE Diretora Jurídica (Legal Officer)	MARIA ANTONIETTA RUSSO People, Culture & Organization Officer

126

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 30, 2024	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer